DAVIS POLK & WARDWELL

1300 I STREET, N.W.
WASHINGTON, D.C. 20005

1600 EL CAMINO REAL
MENLO PARK, CA 94025

99 GRESHAM STREET
LONDON EC2V 7NG

15, AVENU

450 LEXINGTON AVENUE
NEW YORK, N.Y. 10017
212 450 4000
FAX 212 450 3800

WRITER'S DIRECT

212 450 6703
luis.martos@dpw.com

MESSETURM
60308 FRANKFURT AM MAIN

MARQUÉS DE LA ENSENADA, 2
28004 MADRID

1-6-1 ROPPONGI
MINATO-KU, TOKYO 106-6033

3A CHATER ROAD
HONG KONG

07024594

File No. 82-4939

May 24, 2007

Re: Grupo Ferrovial, S.A. — Information Furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Ladies and Gentlemen:

On behalf of Grupo Ferrovial, S.A. (the "Company") and in connection with the Company's exemption from Section 12(g) of the Securities and Exchange Act of 1934 granted under Rule 12g3-2(b) thereunder, we hereby furnish to the Securities and Exchange Commission (the "Commission") the following :

- Significant Disclosure regarding the sale of BAA's stake in Budapest Ferihegy airport, filed with the CNMV on May 9, 2007;
- A presentation of BAA filed with the CNMV on May 9, 2007;
- Significant Disclosure informing of the resolutions adopted by the annual shareholders' meeting of Grupo Ferrovial, filed with the CNMV on March 30, 2007;
- Presentation of Grupo Ferrovial's 2006 Year-end results filed with the CNMV on February 26, 2007;
- Presentation of Grupo Ferrovial's 2006 Full Year Results filed with the CNMV on February 26, 2007
- Grupo Ferrovial's annual corporate governance report filed with the CNMV on February 26, 2007;
- Significant Disclosure including the notice and full proposed resolutions for Grupo Ferrovial's annual shareholders' meeting, which was filed with the CNMV on February 26, 2007;
- Significant Disclosure regarding the implementation of a remuneration plan filed with the CNMV on January 30, 2007; and
- The English translation of the official form filed with the CNMV regarding the 2006 second half financial information of Grupo Ferrovial.

dw 6/20

If you have any questions, please do not hesitate to contact me at 212- 450-6703. Please stamp the enclosed copy of this letter and return it to our messenger, who has been instructed to wait.

Best regards,

Luis Martos /mch

Luis Martos
Legal Assistant

Attachments
By Hand Delivery

In compliance with the provisions of Article 82 of the Securities Market Law (Ley del Mercado de Valores), GRUPO FERROVIAL, S.A. hereby notifies the Comisión Nacional del Mercado de Valores of the following:

REGULATORY DISCLOSURE

On this date, BAA plc ("BAA"), a subsidiary of Ferrovial Infraestructuras, S.A., which is a subsidiary of Grupo Ferrovial, S.A., signed a contract with a consortium headed by HOCHTIEF AirPort GmbH, which includes Caisse de Dépôt et Placement du Québec, GIC Special Investments and KfW IPEX-Bank, for the sale of BAA's entire stake (75% minus 1 share) in the ordinary capital stock of Budapest Ferihegy airport.

Completion of the sale is conditional upon approval by BAA's lender banks, which is expected in the next few days.

The 75% minus 1 share holding in Budapest Ferihegy airport was acquired by BAA in December 2005 for an enterprise value (price plus debt) of approximately 1.309 billion pounds sterling (equivalent to 1.924 billion euro) as a result of a process of privatisation. The sale to the consortium headed by HOCHTIEF AirPort is for the same amount.

Of the total price, 1.020 billion pounds sterling (approximately 1.520 billion euro) will be in cash and, in accordance with the financing agreements of ADI (the company that owns 100% of BAA), will be used to pay back part of the debt on the BAA acquisition. The other 289 million pounds (approximately 431 million euro) will be paid in the form of loan notes maturing in June 2011. About 77% of the loan notes will be sold by BAA on the completion date of the sale at or close to their face value. BAA plans to sell the other 23% of the loan notes after the sale.

The sale agreement is part of the strategy by BAA's shareholders to concentrate the company's business on developing its airports in the UK and, consequently, to consider opportunities to sell the holdings in companies managing airports outside the United Kingdom.

.../...

HOCHTIEF AirPort is the airport management company of the Hochtief construction services group. HOCHTIEF AirPort has been involved in airport management since 1997, through acquiring concessions. It currently has stakes in Athens, Düsseldorf, Hamburg, Sydney and Tirana airports. In March 2005, Hochtief AirPort and three financial partners founded the first airport industry mutual fund.

Madrid, 9 May 2007

José María Pérez Tremps
Director and Secretary of GRUPO FERROVIAL, S.A.

In accordance with the provisions of article 82 of the Securities Market Law (Ley del Mercado de Valores), GRUPO FERROVIAL, S.A. hereby notifies the Comisión Nacional del Mercado de Valores of the following:

REGULATORY DISCLOSURE

On this day, the Annual Shareholders' Meeting of Grupo Ferrovial, S.A. approved, among others, the following resolutions:

- Approval of the financial statements and directors' report of Grupo Ferrovial, S.A. for 2006.
- Approval of the financial statements, including the statement of recognised income and expense and the cash flow statement, and the directors' report of the Company's consolidated group for 2006.
- Allocation of 2006 income, including the distribution of a dividend of 1 euro per share, which, net of the interim dividend already paid, entails the payment of 66 euro cent per share, payable on 16 May 2007.
- Discharge of the Board of Directors from liability for 2006.
- Ratification of the appointment by co-optation of Ms. María del Pino y Calvo Sotelo.
- Reappointment of PriceWaterhouseCoopers Auditores, S.L. as auditors of the Company and its consolidated group for 2007.
- Amendment of the Bylaws, specifically of article 22 in connection with the composition of the Board of Directors and article 23 in connection with the classes of directors.

- Amendment of the Preamble and articles 5 and 22 of the Shareholders' Meeting Regulation, the latter two in connection with the powers of the Shareholders' Meeting and voting on motions and the casting of votes, respectively.

- Approval of a system of remuneration for members of the Board of Directors with executive functions and for senior executives, consisting of the payment of part of the variable remuneration in the form of shares of the Company, capped at 12,000 euro per person. Full information about this system was disclosed on 30 January 2007, number 76.088.

The terms of the resolutions approved by the General Meeting on each point of the agenda coincide with the proposed resolutions submitted to the Comisión Nacional del Mercado de Valores on 26 February 2007, number 77.290.

Madrid, 30 March 2007.

José María Pérez Tremps
Director and General Secretary of Grupo Ferrovial, S.A.

[redacted]

BAA and Regulation

May - 2007

ferrovial BAA

Disclaimer

The information contained in this presentation is provided by Ferrovial/BAA for information purposes only.

Any statement contained herein that does not refer to historical data is a forward-looking statement. Such forward-looking statement entail risks, both known and unknown, uncertainties and other factors that may result in the actual results of BAA, its actions and achievements differing substantially from those expected or implicit in those future estimates. Those estimates are based on numerous assumptions about BAA's present and future business strategies, its operating results, and the environment in which BAA expects to operate in the future.

This presentation, including the forward-looking statements that it contains, is preliminary, limited in nature, provided as of this date and subject to change. Ferrovial/BAA expressly decline any obligation or responsibility to publicly revise the content of this presentation or to provide updates or reviews of the information contained herein, changes in its expectations or any modification in the facts, conditions or circumstances upon which the forward-looking statements are based.

I. Regulatory bodies – Regulatory review

Regulatory Bodies

ferrovial BAA

Department for Transport

OFFICE OF FAIR TRADING

Department for Transport

- Responsible for setting aviation policy (security levels)
- DfT decides which airports are price controlled
- In Feb 07 the DfT published the proposed designation and de-designation criteria for airports.

Civil Aviation Authority

- Independent of government
- Set Price caps for "designated airports"

Competition Commission

- Independent of government
- Price control – to review CAA proposals and advise CAA
- Structure – consider any OFT reference and conclude (or advise) on any findings

Office of Fair Trading

- Independent of government
- Investigation of market dominance under Competition Act
- Investigation of market structure under Enterprise Act

Competition Appeal Tribunal

- Independent of government and the regulators
- Decides appeals on regulatory decisions made by CC or OFT, but not CAA
- Anyone can appeal
- Also decides appeals on non-decisions

Department for Transport

Department for Transport ("DfT")

- Responsible for setting aviation policy
- Policy objectives set out in 2003 Air Transport White Paper and confirmed in Dec 2006 in the Progress Report
  - Stansted 2nd runway as soon as possible
  - Heathrow 3rd runway, if environmental constraints met
  - If constraints not met at Heathrow, then second runway at Gatwick
    - But not before 2019
- ADI commitment to White Paper objectives is critical
- DfT decides which airports are price controlled: In Feb 2007 the DfT issued the proposal for designation and de-designation for airports.

Civil Aviation Authority ("CAA")

- Independent of government
- Duties and objectives set out in 1986 Airports Act
- Price caps are set for "designated airports"
  - Heathrow, Stansted, Gatwick from BAA and Manchester Airport.
  - DfT decides on designation or de-designation or re-designation
- The Airports Act specifies that the CAA must perform its regulatory functions in setting price caps in the manner which it considers best calculated:
  - To further the reasonable interest of users of airports within the UK
  - To promote the efficient, economic and profitable operation of such airports
  - To encourage investment in new facilities at airports in time to satisfy anticipated demands by the users of such airports
  - To impose the minimum restrictions that are consistent with the performance by the CAA of these functions

CAA Objectives in Comparison with other Regulators

ferrovial BAA

- In contrast to other UK regulators, CAA must encourage investment and promote efficient, economic and profitable operation of airports

Network Rail	Gas and Electricity	Water Sector	
(ORR)	(Ofgem)	(Ofwat)	(CAA)
ORR's principal functions are: ▶ Effective regulation to ensure that Network Rail manages the network efficiently and in a way that meets the needs of users ▶ Encourage improvement of health and safety performance and ensure compliance with relevant health and safety law, taking enforcement action as necessary ▶ Develop policy and enhance relevant railway health and safety legislation ▶ License operators of railway assetsSet the terms for access by operators to the network and other railway facilities Enforce domestic competition law	Ofgem's principal functions are: ▶ Protect and advance the interests of consumers by promoting competition where possible, and through regulation only where necessary ▶ Make gas and electricity markets work effectively ▶ Regulate monopoly businesses intelligently ▶ Secure Britain's gas and electricity supplies ▶ Meet its increased social and environmental responsibilities Ofgem operates under the direction and governance of the Gas and Electricity Markets Authority, which makes all major decisions and sets policy priorities for Ofgem	Ofwat main roles are: ▶ To regulate in a way that provides incentives and encourages the companies to achieve a world-class service in terms of quality and value for customers in England and Wales • Setting limits on what companies can charge • Ensuring companies carry out their responsibilities under the Water Industry Act 1991; • Protecting the standard of service • Encouraging companies to be more efficient; • Helping to encourage competition where appropriate	CAA's duties: ▶ To further the reasonable interests of users of airports in the UK ▶ To promote the efficient, economic and profitable operation of such airports ▶ To encourage investment in new facilities at airports in time to satisfy anticipated demands by the users of such airports ▶ To impose the minimum restrictions that are consistent with the performance by the CAA of its functions under those sections

Regulatory bodies: CC

ferrovial BAA

Competition Commission ("CC")

- Independent of government
- Two roles
  - Price control – to review CAA proposals and advise CAA
    - Duties set out as for CAA in Airports Act
  - Structure – to consider the OFT reference and conclude (or advise) on any findings before March 2009
    - Duties set out in Enterprise Act

Regulatory bodies: OFT and CAT

ferrovial BAA

Office of Fair Trading ("OFT")

OFFICE OF FAIR TRADING

- Independent of government
- Two roles
  - Investigation of market dominance under Competition Act
  - Investigation of market structure under Enterprise Act

Competition Appeals Tribunal ("CAT")

- Independent of government and the regulators
- Decides appeals on regulatory decisions made by CC or OFT, but not CAA
- Anyone can appeal
- Also decides appeals on non-decisions

Regulatory reviews: current situation

ferrovial BAA

Q5

Setting aeronautical tariffs (2008/2013)

(Heathrow & Gatwick)

March 2007
CAA made reference to the Competition Commission (CC)

September 2007
CC reports to the CAA

November 2007
CAA publishes firm proposal for Q5

January 2008
CAA conducts oral hearings

March 2008
CAA issues price cap decision for Q5

April 2008
New price controls take effect

OFT

Review of BAA

(All airports)

March 2007
OFT made reference to the CC

Late 2007 / early 2008
CC publishes "emerging thinking" statement

Late 2008
CC publishes "remedies"

March 2009 (at the latest)
CC publishes report

2010
Possible further consultation by CAA or government or appeal to Competition Appeals Tribunal

- **Five year review period**

  - but can be extended

- **Price Cap**

  For each of the years during the five year period the CAA stipulates the level of change in aeronautical charges in terms of a formula related to changes in inflation as Retail Price Index ("RPI"). This is known as RPI - X.

- **Single-till approach**

  A method for setting a price cap for airport charges which takes account of the assets, costs and revenues of both aeronautical and commercial activities of the airport operator and relevant companies within its group.

- **Standalone basis**

  Under this approach individual price caps are set for each airport with reference to the individual airport's revenues and costs. Under this mechanism, the CAA would set charges for each airport based on its own return on RAB.

  By contrast on the "system basis", price caps are set based on consideration of the BAA London airports combined revenues and costs.

Constructive Engagement

ferrovial BAA

- In 2005, airlines and airports were tasked by CAA to agree some of the main inputs of the price control. This process will continue until June 2007.
- These elements included
  - Airport strategy
  - Traffic volumes
  - Capital expenditure priorities
  - Capital expenditure efficiency
  - Service quality
  - Opportunities for operating expenditure efficiencies
  - Non regulated revenues
- Extensive consultation structure at Heathrow and Gatwick. Broad agreement reached on
  - Traffic, capital expenditure efficiency, airport strategy and service quality. Capex priorities agreed at Gatwick and Heathrow
- A positive innovative regulatory step
  - Mitigates regulatory risk going into the next Quinquennium
  - BAA and airlines making in effect a joint submission to the regulator on these issues and therefore more likely to get regulatory approval
- Stansted
  - Formal CE process did not work

II. Setting the price cap

- Building blocks
- Return on RAB
- Capital expenditure
- Allowed return
- Regulatory depreciation
- Opex
- Pricing profile
- Other income/ Commercial revenue
- Traffic forecast

Setting the price cap – "Building Blocks"

ferrovial BAA

Building Blocks Approach

+ Return on RAB = Average Closing RAB x WACC + PPA

+ Return of RAB = Regulatory Depreciation

+ Operating Expenditure

Total Revenue Requirement

- Commercial Revenues – Non-regulated charges – Other revenues

Net Revenue Requirement

/

Passengers

Yield per passenger = Maximum allowed aeronautical charges

Profiled yield per passenger

'Single till' scheme

Decision set in real prices leads to airport charges in "money of the day"

Building Blocks: Setting a "single till" price control

ferrovial **BAA**


Return on RAB
Return of the RAB
Opex
Price Profile Adjustment
Other Revenues
Revenue requirement

Return on RAB = RAB x Allowed return

ferrovial BAA

- **RAB**: all airport operational assets – runways, terminals, shops, car parks, offices, cargo, maintenance.
- The RAB includes
  - Capex, assets in the course of construction, profiling adjustments, capitalised operating costs
  - Includes Heathrow Express and assets of HAL, GAL and STAL
  - Excludes property in APP transaction
  - Q5 RAB should include actual Q4 capex (but not financing cost / benefit of any over-spend / under-spend)
- The RAB is calculated by CAA at the start of each quinquennium
  - It is not further endorsed by CAA until the start of the next quinquennium
- Assets currently removed at "open market value" at the time of transaction but not endorsed by CAA until setting the opening RAB
- The RAB is adjusted ***annually*** by:

Opening RAB (Indexed to RPI)
+ Capex
- Forecast regulatory depreciation
- Proceeds from disposals (if any)

Closing Basic RAB

+-PPA

Closing RAB

- The RAB is reported in BAA's regulatory accounts

Capital Expenditure

ferrovial BAA

- The business has a substantial capital investment programme with £9.3bn is to be spent on the three Designated airports, the principle projects at which comprise:

Proyect	*Date*	*Amount*
*LHR **T5***	*2007-12*	***£ 0.7 bn***
*LHR **East Ph.1***	*2007-12*	***£ 1.1 bn***
*LHR **East Ph.2***	*2013-16*	***£ 0.5 bn***
*STN **G2 Ph.1***	*2007-16*	***£ 1.5 bn***

- Within a five year price control period, the published regulatory RAB will flex to capture actual capex over- or under-spend, as reported in the regulatory accounts

Cumulative investment programme 2007/18 in London airports


1,910
3,773
5,259
7,706

Cumulative investment programme 2007/18 by Airports


780
1,465
2,208
2,976
3,468
3,709
4,516
5,078
5,530
5,878
6,231
1,025
1,624
1,920
2,007
2,069
2,098
258
367
445
688
525
634
706
771
850
939
187
279
351
419
2007/08
2008/09
2009/10
2010/11
2011/12
2012/13
2013/14
2014/15
2015/16
2016/17
2017/18
Heathrow*
Gatwick*
Stansted*

Investment programme 2007/18 by Airports


780
685
742
768
492
337
607
599
563
452
348
353
296
242
118
139
109
78
93
72
106
110
65
2007/08
2008/09
2009/10
2010/11
2011/12
2012/13
2013/14
2014/15
2015/16
2016/17
2017/18
Heathrow
Gatwick
Stansted

- CAA's proposal is **unacceptable**
- Debt Beta: inconsistent with Q4 calculations
- Unprecedented reduction in the return on regulated assets
- Lack of commitment and incentive

CC Q4 Low	CC Q4 High	Parameter	Heathrow CAA Q5 Low	Heathrow CAA Q5 High
2.50%	**2.75%**	**Real Risk Free Rate (Rf)**	**2.00%**	**2.00%**
2.50%	4.50%	Equity Market Risk Premium (EMRP)	4.50%	4.50%
		Debt beta	**0.20**	**0.20**
0.60	0.75	Asset beta	0.58	0.63
25%	**25%**	**Gearing (% of debt)**	**60%**	**60%**
0.80	1.00	Equity Beta post-tax	1.13	1.26
4.50%	7.25%	Cost of equity (post tax)	7.09%	7.68%
30.00%	30.00%	Taxation Adjustment	30.00%	30.00%
6.43%	10.36%	Cost of equity (pre - tax)	10.12%	10.97%
0.90%	1.20%	Debt premium	1.00%	1.00%
3.40%	3.95%	Cost of debt	3.00%	3.00%
5.67%	8.76%	**Pre - Tax WACC**	**5.85%**	**6.19%**
0.25%	**T5 adjustment**			
0.25%	**ERP adjusment**			
7.75%	**Pre-tax WACC**			

Allowed return – Gatwick

ferrovial BAA

CC Q4			Gatwick CAA Q5	
Low	High	Parameter	Low	High
2.50%	**2.75%**	**Real Risk Free Rate (Rf)**	**2.00%**	**2.00%**
2.50%	4.50%	Equity Market Risk Premium (EMRP)	4.50%	4.50%
		Debt beta	**0.20**	**0.20**
0.60	0.75	Asset beta	0.64	0.71
25%	**25%**	**Gearing (% of debt)**	**60%**	**60%**
0.80	1.00	Equity Beta post-tax	1.30	1.48
4.50%	7.25%	Cost of equity (post tax)	7.80%	8.70%
30.00%	30.00%	Taxation Adjustment	30.00%	30.00%
6.43%	10.36%	Cost of equity (pre - tax)	11.20%	12.43%
0.90%	1.20%	Debt premium	1.00%	1.00%
3.40%	3.95%	Cost of debt	3.00%	3.00%
5.67%	8.76%	**Pre - Tax WACC**	**6.28%**	**6.70%**
0.25%	**T5 adjustment**			
0.25%	**ERP adjustment**			
7.75%	**Pre-tax WACC**			

- For a quinquennium the Allowed return on assets can be calculated as an IRR

- The calculations are done in real prices (charges are set in real prices)

- The Allowed return is the IRR of the following cash flows in real prices:

  - Opening RAB as an cash outflow
  + EBITDA
  - CAPEX
  + Closing RAB

Example – Heathrow Q4 Determination

ferrovial BAA

IRR and accounting rate of return

	31/03/2003	30/09/2003	30/09/2004	30/09/2005	30/09/2006	30/09/2007	31/03/2008
RAB	4,025,657	4,529,827	5,073,560	5,776,969	6,340,539	6,918,887	6,918,887
Operating Revenue		926,570	958,834	990,456	1,028,269	1,068,000	
Operating Cost		-414,008	-421,400	-435,350	-437,768	-444,749	
Capex		-792,088	-817,431	-948,334	-796,497	-801,407	
Cashflow		**-279,526**	**-279,997**	**-393,228**	**-205,996**	**-178,156**	
Clawback		-94,385	-94,385	-94,385	-94,385	-94,385	
Profiling		-135,651	-111,466	-81,099	-64,573	-43,578	
Depreciation		-152,267	-162,232	-163,826	-168,354	-179,481	
Regulated Cashflow	-4,025,657	-185,141	-185,612	-298,843	-111,611	-83,771	6,918,887
Accounting rate of return		**7.47%**	**7.47%**	**7.47%**	**7.47%**	**7.47%**	
IRR	**7.74%**						

Regulated cashflow = operating revenue - operating cost - capex + clawback

Accounting rate of return = (operating revenue - profiling + clawback - operating cost - depreciation) / average RAB


Heathrow RAB grwth % vs Allowed return growth %
CAGR RAB Var.%
2003: +16%
The intensive investment programme penalizes the real return
Allowed return overperformance
Tariff growth: 9% (6.5%+ RPI)
Allowed Return: 7.75%
EBIT/ Average RAB
15%
13%
11%
9%
7%
5%
2003
2004
2005
2006
2007
2008
2009
2010
2011
2012
2013

Regulatory depreciation

ferrovial BAA

- Regulatory depreciation is forecast by CAA in setting the formula
- Based on BAA forecasts
- Standard depreciation calculation, but based on indexed cost
  - ie Gross (indexed) Book Value / asset lives
- But, forecast depreciation not actual depreciation is used to roll the RAB forward
- Reported in regulatory accounts
- Differences between Q4 forecast and actual (on regulatory basis) as at April 2006
  - Heathrow, actual £83m higher
  - Gatwick, actual £7m lower
- So, Q5 RAB is lower than it should be for Heathrow, but higher for Gatwick
- The differences between the regulatory and the statutory depreciation are:
  - Investment properties are carried at fair value in the statutory accounts and at cost (indexed) in the regulatory accounts. These are not depreciated in the statutory accounts but are depreciated in the regulatory accounts
  - The RAB is indexed every year, whereas the asset register used for the statutory porpuses is not
  - The asset values in the statutory asset register incorporate capitalised financial expenses

Operating expenditure

Year ended 31 March 2006

	Heathrow		Gatwick	
	Regulatory accounts	Statutory accounts	Regulatory accounts	Statutory accounts
£ millions				
Staff	181.8	181.8	80.3	80.3
Maintenance equipment	63.4	63.4	21.7	21.7
Rent and rates	55.4	55.4	20.4	20.4
Utility costs	60.3	60.3	21.3	21.3
Police	27.4	27.4	12.6	12.6
Rail	42.7	0	0	0
Retail expenditure	0	6.3	0	2.9
Other costs	46.4	46.4	17.9	17.9
Intra-group charges	53	148.2	31.5	35
Reorganisation cost	25.4	25.4	18	18
Service quality rebate	-1.7	0	-0.3	0
Profit on disposals	0	-2.8		
Operating cost (ex depreciation)	**554.1**	**611.8**	**223.4**	**230.1**
Operating cost (incl. depreciation)		**780.3**		**280.9**

Security Costs Pass Through – the "+S" Mechanism

ferrovial BAA

- Security costs arising from new security directives issued in 2006
  - Heathrow £38m
  - Gatwick £17m
  - Stansted £8m
- The CAA recognises that the airport operator may have to bear additional security costs due to factors beyond the airport operator's control. Hence the "+S" mechanism is included in the regulatory formula
- Additional security costs arising from a new security directive can in part be passed on to the airlines
- De minimis thresholds operate at each of the airports, and only 75% of the cost above the threshold can be passed on. The thresholds are:
  - Heathrow £14m
  - Gatwick £6m
  - Stansted £3m
- The CAA is proposing to maintain threshold levels and increase percentage pass through:
  - Heathrow £14m and 90% pass through
  - Gatwick £ 6m and 90% pass through
- The thresholds apply over the five years of the price control period. Additional costs can be cumulated over a number of years in order to reach the threshold. Recovery is lagged by a year hence any security costs from 2007/08 should be included in the Q5 forecast.
- The mechanism only applies to new directives within the quinquennium. The costs of dealing with existing directives should be included in the operating costs of the business. BAA will be negotiating with CAA the appropriate ongoing security costs for Q5 in the price control determination

- BAA Claim of the Security costs on Q4 :
  - return to 10 minute queue standard 95% of time
  - additional resilence in system

  $\Rightarrow$ 5 minute queues 95% of time

- The additional security resources are:

  Heathrow Airport
  - 499 additional security guards
  - 10 new search cones
  - 14 new shoe X-rays

  Gatwick Airport
  - 168 additional security guards
  - 7 new search cones

Security costs per passenger

ferrovial BAA

£m, 2006/07 prices


1.28
1.44
1.41
1.61
1.65
1.80
2000/01
2001/02
2002/03
2003/04
2004/05
2005/06

Opex- Heathrow historical & forecasted evolution

ferrovial BAA

Historical data
(£m nominal prices)


369
388
410
424
447
490
533
600
1998/99
1999/00
2000/01
2001/02
2002/03
2003/04
2004/05
2005/06

1999-2006 Historical annual growth (%)


5,10%
5,60%
3,40%
5,40%
9,70%
8,70%
12,60%
1999/00
2000/01
2001/02
2002/03
2003/04
2004/05
2005/06

Q5 Opex forecast real
(£m 2006/07 prices)


697
752
684
733
686
732
685
737
683
743
2008/09
2009/10
2010/11
2011/12
2012/13
CAA March'07
BAA proposal

2008-2013 Forecasted annual growth (%)
(CAA figures do not include all security costs)


CAA
-2,0%
0,0%
0,0%
0,0%
2009/10
2010/11
2011/12
2012/13

Pricing Profile and Revenue Smoothing

ferrovial BAA

- In previous determinations the CAA has "smoothed" revenues :
  - Recognising that investment in airport assets is "lumpy" and that a **ten-year view** on large capital projects is required to provide a higher degree of certainty to incentivise investment
  - Seeking to avoid large, one-off, "step-ups" in airport charges that might be opposed by users
  - Advancement of revenue also incentivises BAA to invest

- Examples of smoothing include:
  - T5 revenue advancement in Q4. To mitigate against an increase in charges at the beginning of Q5 due to the opening of T5, the CAA advanced revenues to ensure a smoother price profile
  - 'Clawback' in Q4. Due to delays in T5 planning approvals, the capital programme envisaged for Q3 did not materialise. As a consequence the CAA 'clawed back' revenues advanced to BAA in Q3. The CAA stated at the time that this should be considered a 'one-off'

- The pricing profile adjustment in effect works like a credit
  - When the revenues are advanced they are added to revenue and deducted from the RAB
  - When it is unwound in the next quinquennium, revenues are deducted from the revenues of that period and added back to the RAB.
  - In Q4 Heathrow has earned revenues brought forward from Q5 so the increase in charges due to T5 is smoothed. These revenues are deducted from the RAB.
  - In Q5 this adjustment is reversed and therefore there is a deduction of revenues, that is why the PPA is negative. Also the RAB is increased by the same amount.

Pricing Profile - Example

ferrovial BAA

Heathrow	2003/04	2004/05	2005/06	2006/07	2007/08	2008/09	2009/10	2010/11	2011/12	2012/13
Regulated revenue requirement (reflecting advancement & claw back)	410,253	448,788	483,473	517,074	552,993	627,986	707,612	766,594	830,211	900,942
Other revenues	516,317	510,046	506,983	511,195	515,007	564,302	584,508	592,657	606,682	616,608
Operating expenditure	-414,008	-421,400	-435,350	-437,768	-444,749	-553,270	-573,146	-573,724	-595,034	-598,001
Depreciation	-152,267	-162,232	-163,826	-168,354	-179,481	-283,174	-299,271	-310,738	-337,756	-342,468
EBIT	360,296	375,201	391,280	422,148	443,770	355 843	419,703	474,790	504,104	577,080
Revenue claw back	-94,385	-94,385	-94,385	-94,385	-94,385					
Profiling adjustment	-135,651	-111,466	-81,099	-64,573	-43,578	169,090	124,623	87,709	65,775	-10,829
Average profiled RAB	4,273,038	4,796,620	5,418,701	6,053,495	6,624,316	7,030,889	7,290,642	7,534,049	7,632,902	7,584,305
Average basic RAB	4,339,598	4,986,965	5,705,612	6,413,396	7,038,488	7,384,289	7,496,771	7,633,668	7,655,573	7,578,790
Annex 5 annual returns including advancement excluding claw back	7.47%	7.47%	7.47%	7.47%	7.47%	7.47%	7.47%	7.47%	7.47%	7.47%
Annex 5 annual returns including advancement including claw back	5.26%	5.50%	5.72%	5.91%	6.04%	7.47%	7.47%	7.47%	7.47%	7.47%
Basic RAB annual returns including advancement excluding claw back	10.48%	9.42%	8.51%	8.05%	7.65%	4.82%	5.60%	6.22%	6.58%	7.61%
Basic RAB annual returns including advancement including claw back	8.30%	7.52%	6.86%	6.58%	6.30%	4.82%	5.60%	6.22%	6.58%	7.61%

Revenue breakdown

ferrovial BAA



Aeronautical charges 47%
Other traffic charges 1%
Rail 7%
Other 9%
Retail 27%
Property 9%

Heathrow Regulatory accoounts 2005/06

Other income / Commercial revenue

ferrovial BAA

Non-regulated charges

Fixed electrical ground power supplied to aircraft
CIP Lounges
Utilitiy revenue from supplying water and electricity recharged to users
Check-in desks
Fast-track passenger security processing
Baggage systems
Desks licences
Staff car parking
Staff ID cards
Airside vehicle licences

Commercial revenues

Duty Free
Bureau de change
Catering
Other retail
Car park
Property

Other Revenues

Heathrow Express
Intercompany Revenues



Retail revenue per passenger at BAA's London airports, actual versus forecast
6.00
5.50
5.00
4.50
4.00
3.50
3.00
2.50
2.00
£/pax 2006/07 prices
LHR Actual
LGW Actual
STN Actual
LHR Forecast
LGW Forecast
STN Forecast
Note: Broken axis
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010
2011
2012

Source: BAA and CAA price control decision 2003

- Decline of Far East market
- Abolition of EU Duty & Tax Free (1999)
- Tobacco Ad ban
- EU enlargement
- Increased passenger security restrictions
- T5 opening
- UK Adopts the Euro

Traffic forecast

ferrovial BAA



HEATHROW
88
86
84
82
80
78
76
74
72
70
68
66
2005/06 2006/07 2007/08 2008/09 2009/10 2010/11 2011/12 2012/13 2013/14 2014/15 2015/16 2016/17 2017/18



GATWICK
42
40
38
36
34
32

Forecasts are capacity - constrained, reflecting assessed volume of airline seats likely to be on offer per annum, and the proportion of those seats that will be taken up by pax.

Review of forecasts undertaken during winter 2006.

Heathrow
Lower airline capacity forecast (ie fewer seats per aircraft than previously assumed), and a more cautious view of demand - side prospects (including the effects of a doubling in UK Air Passenger Duty, and the assumed incorporation of aviation into the EU Emissions Trading System from 2011).

Gatwick
Forecast rephased to reflect airline plans (short term) and impact of APD / EU ETS (medium term).

Lifting of previous UK/US bilateral constraints on air service provision between Heathrow and the US, replaced by new EU / US Open Skies deal, to be implemented at Heathrow in time for summer 2008.

Impact is currently being assessed using latest airline thinking, but previous assessment suggested small net gain to London system airports (+ 2.3m pax in total over the course of Q5 and Q6).


Gatwick Airport
MPPA
41
40
39
38
37
36
35
34
33
2007/8
2008/9
2009/10
2010/11
2011/12
2012/13
2013/14
2014/15
2015/16
2016/17
2017/18
Without open skies
With open skies


Heathrow Airport
MPPA
85
80
75
70
65
2007/8
2008/9
2009/10
2010/11
2011/12
2012/13
2013/14
2014/15
2015/16
2016/17
2017/18
Without open skies
With open skies

III. Q4 performance to date

Q4 performance to date and forecast

ferrovial **BAA**

Compared to CAA	Heathrow	Stansted	Gatwick	BAA 2003-08 (e)
Passengers	⇩	⇧	⇩	⇩
Opex	⇧	⇧	⇧	⇧
Capex	⇧	⇩	⇩	⇧
Retail revenue	⇧	⇧	⇧	⇧
Other revenue	⇩	⇩	⇩	⇩
Overall return	⇩	⇩	⇩	⇩

Q4 performance to date

ferrovial BAA

- **Passengers**
  - lower at Heathrow and Gatwick: Iraq war & SARS
  - higher at Stansted: Low cost carrier

- **Operating costs** have been higher than forecast, by 10%;
  - enhanced security requirements;
  - efficiency savings have been delayed
  - costs of the change management programme fall mainly in Q4
  - significant rise in utility costs
  - increase in White Paper costs / noise etc

- Out-performance of **commercial revenues**
  - Heathrow returning £.4.45 / pax vs £3.91 / pax in CAA forecast
  - Increased revenue at Gatwick (despite lower passenger numbers)
  - Lower yields at Stansted (albeit higher passenger numbers)
  - Car parking yields particularly lower;

Q4 performance to date

- Under-performance of **other revenues**
  - Property income falls due to APP transaction
- **Capital expenditure** is slightly above CAA forecasts by 4%;
  - T5 advancement, and earlier spend
  - Lower than forecast spending at Gatwick
  - Lower than forecast spending at Stansted
    - Foregone Q4 return on pre-spend

Table A-11 BAA's Q4 performance (2003/04)

	Heathrow		Gatwick		Stansted	
	Outturn	Determ.	Outturn	Determ.	Outturn	Determ.
Passenger numbers	64,261	67,075	30,058	31,200	19,409	17,500
Revenues						
Airport charge revenue	414.9	435.9	129.8	135.3	54.3	91.3
Other revenue	563.2	548.4	188.9	180.0	93.5	98.1
Total revenues	978.1	984.3	318.7	315.3	147.8	189.4
Costs						
Opex	457.9	441.0	184.3	174.6	81.4	103.0
Depreciation	162.2	162.2	62.7	62.7	31.7	31.7
Total costs	620.1	603.2	247.0	237.4	113.1	134.7
Regulatory return	358.0	381.1	71.7	77.9	34.7	54.7
Weighted average RAB	4,848.6	4,705.8	1,262.0	1,239.8	868.5	876.0
Return on the RAB	7.38%	8.10%	5.68%	6.28%	3.99%	6.24%

Source: BAA regulatory accounts

Note: The table shows BAA's view of the outturn Stansted RAB. This reflects BAA's view of the outturn capital expenditure at Stansted, including its view of the capital expenditure associated with Stansted G2 that should be rolled into the Stansted RAB

Table A-12 BAA's Q4 performance (2004/05)

	Heathrow		Gatwick		Stansted	
	Outturn	Determ.	Outturn	Determ.	Outturn	Determ.
Passenger numbers	67,654	69,000	32,007	33,760	21,169	19,300
Revenues						
Airport charge revenue	479.0	491.7	143.5	150.9	62.4	104.2
Other revenue	589.2	558.4	198.7	191.6	101.7	108.4
Total revenues	1,068.2	1,050.1	342.2	342.5	164.1	212.6
Costs						
Opex	496.8	462.8	193.7	183.0	90.5	113.7
Depreciation	178.2	178.2	65.2	65.3	31.8	31.8
Total costs	675.0	641.0	258.9	248.3	122.3	145.6
Regulatory return	393.2	409.1	83.3	94.2	41.8	67.0
Weighted average RAB	5,857.9	5,552.0	1,335.6	1,295.9	868.0	924.1
Return on the RAB	6.71%	7.37%	6.23%	7.27%	4.81%	7.25%

Source: BAA regulatory accounts

Note: The table shows BAA's view of the outturn Stansted RAB. This reflects BAA's view of the outturn capital expenditure at Stansted, including its view of the capital expenditure associated with Stansted G2 that should be rolled into the Stansted RAB

Table A-13 BAA's Q4 performance (2005/06)

	Heathrow		Gatwick		Stansted	
	Outturn	Determ.	Outturn	Determ.	Outturn	Determ.
Passenger numbers	67,421	69,900	32,845	36,000	22,237	20,300
Revenues						
Airport charge revenue	532.2	543.6	153.4	165.2	72.5	112.8
Other revenue	608.9	569.6	201.7	203.7	103.1	113.9
Total revenues	1,141.1	1,113.2	355.1	368.9	175.6	226.7
Costs						
Opex	554.1	490.7	223.4	195.8	100.5	122.6
Depreciation	184.7	184.7	63.8	63.8	36.4	36.4
Total costs	738.8	675.4	287.2	259.6	136.9	159.0
Regulatory return	402.3	437.8	67.9	109.3	38.7	67.7
Weighted average RAB	6,950.1	6,514.0	1,390.0	1,368.2	886.6	991.9
Return on the RAB	5.79%	6.72%	4.88%	7.99%	4.37%	6.82%

Source: BAA regulatory accounts

Note: The table shows BAA's view of the outturn Stansted RAB. This reflects BAA's view of the outturn capital expenditure at Stansted, including its view of the capital expenditure associated with Stansted G2 that should be rolled into the Stansted RAB

IV. CAA's Q5 March 07 Proposal

CAA Q5 Initial proposal

ferrovial BAA

	Allowed return	Price
Heathrow:	5.9% / 6.2%	RPI +4% / +8%
Gatwick:	6.3% / 6.7%	RPI -2% / +2%
Stansted	Extend Q4 formula 1 year and proposed De-regulation	

CAA Q5 Initial proposal

ferrovial BAA

- All Q4 capex to be allowed into RAB
- All Q5 capex to be allowed into RAB
- Further constructive engagement required
- CAA has forecast greater opex savings than BAA (around 1% a year)
- CAA has forecast greater commercial revenues than BAA (just under 1% a year)
- APP transaction approved
- CAA is proposing to de-regulate Stansted

- CAA Initial proposal for Q5 is at http://www.caa.co.uk/default.aspx?categoryid=5&pagetype=90&pageid=7162
- CAA March 07 proposal is at http://www.caa.co.uk/docs/5/ergdocs/ccreference_march07.pdf

V. White paper

- White Paper sets out government policy for airport development
- 2003 White Paper called for 2 runways in the South East
  - The first at Stansted as soon as possible (currently scheduled for 2015)
  - The second at Heathrow (subject to environmental constraints being overcome)
  - And if not Heathrow, at Gatwick (but not before 2019)
- December 2006 "progress report" on White Paper
- Government confirmed support for airport development in the South East
- Government also signalled a consultation on the de-regulation of Stansted
- Government support is key for BAA's plans to develop Stansted and Heathrow

VI. CC Market investigation (OFT referral)

OFT Reference: CC Market investigation

ferrovial BAA

- OFT referred the 7 UK BAA airports, WDF and Lynton to the CC in March 07
- Identifies features of BAA's airports that require investigation
  - Common ownership by BAA
  - Lack of capacity
  - Nature of regulation
- CC has up to March 09 to take a decision
- CC has the power to break up BAA

VII. Airport charges in Europe


TRL Index 2006
100
90
80
70
60
50
40
30
20
10
0
Athens
Amsterdam
Vienna
Paris-CDG
Zurich
Frankfurt
Prague
Brussels
London-LHR
Dusseldorf
Stockholm
Munich
Lisbon
Berlin
Copenhagen
Budapest
Milan-MXP
Rome
Helsinki
Madrid
Dublin
London-LGW

- 2007 will be an exceptionally important year for BAA
- New owners ....
- ... new price control announced in Feb-March 08....
- ... future of company at stake ....
- ....refinancing to be completed
- But ....
- Government commited to new capacity in the South East
- Significant price rises at Heathrow seem likely in Q5
- Deregulation of Stansted presents new opportunities and risks ...
- ... all roads head to the Competition Commission ....

ferrovial BAA

Thank you for your patience



2006 Year-end

results

Dow Jones
Sustainability Indexes
Member 2006/07

FTSE4Good

January - December 2006

ferrovial

I. BUSINESS PERFORMANCE IN 2006

1. KEY FIGURES

The year 2006 saw a major change in Grupo Ferrovial's profile, principally because of:

- ✓ The addition of BAA on 1 July
- ✓ The addition of the Indiana Toll Road (ITR) on 1 July
- ✓ The sale of the Real Estate division on 28 December
- ✓ The sale of the stakes in Europistas and Bristol Airport
- ✓ Swissport and Webber, acquired in 2005, were consolidated for their first full year in 2006.

These changes in the Group were reflect in the income statement, where net sales increased by 4,034 million euro (+48.5%), and in the balance sheet, which reached 54,980 million euro, a 156% increase.

Financial

	Dec-06	Dec-05	Chg. (%)
Net Income	1,425.7	415.9	242.8
EPS	10.16	2.97	242.8
EBITDA	2,324.3	1,130.6	105.6
EBIT	1,459.1	714.0	104.4
Net revenues	12,354.6	8,320.6	48.5
Net financial Debt*	-3,064.2	-271.8	n.s.
Leverage	46%	9%	
Gross capital expenditure	4,445.8	1,664.6	167.1

: Excluding concession companies' debt*

Operating

	Dec-06	Dec-05	Chg. (%)
Construction Backlog	8,023	7,500	7.0
Services backlog	8,629	7,174	20.3
Toll road Traffic (ADT)			
ETR 407 (VKT' 000)	2,124,145	2,064,073	2.9
Chicago Skyway	50,514	48,241	4.3
Indiana Toll Road*	34,282	-	-
Autema	21,529	19,586	9.9
Ausol I	20,772	19,973	4.0
Ausol II	19,782	18,286	8.2
Airport Taffic (thousand pax)			
BAA* (million)	84.5		
Sidney	29,940	28,654	4.5
Belfast	2,080	2,210	-5.9
Parking spaces	253,023	238,200	6.2

** July-December 2006*

ferrovial 2006 Year-end results figures in million

2. EARNINGS ANALYSIS

2.1 Income statement

Note: Since Ferrovial Inmobiliaria was sold on 28 December 2006, International Financial Reporting Standards require that it be classified under "Discontinued operations". Consequently, Ferrovial's consolidated 2006 financial statements include this business unit by considering only its contribution to net income. The other income statement line-items include only the Polish real estate business. For comparison purposes, the 2005 figures have been restated using the same criterion.

	Dec 06	Dec 05	Chg.(%)
NET REVENUES	**12,354.6**	**8,320.6**	**48.5**
Other revenues	16.2	76.3	-78.7
Total operating revenues	12,370.8	8,396.9	47.3
External and operating expenses	5,128.7	4,403.7	16.5
Personnel expenses	3,141.2	1,874.0	67.6
EBITDA	**2,324.3**	**1,130.6**	**105.6**
EBITDA margin	**18.8%**	**13.6%**	
Period depreciation	762.2	330.7	130.5
Variation in operating provisions	103.0	85.9	19.9
Total operating expenses	10,911.7	7,682.8	42.0
EBIT	**1,459.1**	**714.0**	**104.4**
EBIT margin	**11.8%**	**8.6%**	
Financial results	**-1,232.1**	**-359.3**	**-242.9**
Financial result of infraestrucutre proyects	-1,136.7	-375.1	-203.0
Financial result of other companies	-95.4	15.8	n.s.
Equity-accounted affiliates	28.5	11.6	145.6
Other income	422.2	79.3	n.s.
EBT	**677.8**	**445.6**	**52.1**
Corporate income tax	171.3	137.7	24.4
CONSOLIDATED INCOME	**506.6**	**307.9**	**64.5**
Net income from discontinued operations	873.4	79.4	n.s.
NET INCOME ATRIBUTED	**1,379.9**	**387.3**	**256.3**
Minority interest	45.8	28.5	60.6
TOTAL NET INCOME	**1,425.7**	**415.9**	**242.8**

ferrovial 2006 Year-end results figures in million

After excluding the main increases in consolidation scope and non-recurring deals, **organic growth** was as follows:

- Revenues: +10.4%
- EBITDA: +18.8%
- EBIT: +22.6%
- Net income: +35.5%

2.2 Net sales

Net sales increased by 48.5%. Organic growth was 10.4%.

	Dec-06	Dec-05	Chg.(%)
Construction	5,146.4	4,387.3	17.3
Real Estate	3.0	1.3	134.0
Infrastructure	2,927.2	760.3	285.0
Services	4,300.0	3,200.1	34.4
Adjustments (*)	-22.0	-28.4	
Total	12,354.6	8,320.6	48.5

(*) Consolidation adjustments for intercompany sales.

Growth in revenues was due to:

Consolidation of BAA and Owen Williams, and expansion of the Toll Roads consolidation scope contributed 2,146.2 million euro in revenues, plus full-year consolidation of Swissport and Webber.

Rapid growth in the Construction division, both Spain (+14%) and Budimex (+17.0%). Webber contributed 322 million euro in revenues, up from 89 million euro in 2005.

Very strong growth in the Infrastructure division (+285%), primarily due to inclusion of BAA for half the year, contributing 1,980 million euro.

Good traffic performance on the main toll roads, and the toll increase on 407 ETR on 1 February (light vehicle tolls +8.7% at peak, +9.9% off-peak).

Also the integration of the ITR, N4-N6 (since December 2005), Ocaña-La Roda and Bosque roads. The change in the system of billing on the Norte-Litoral toll road, and full consolidation of the Talca-Chillán toll road in Chile.

The Services dvision also reported rapid growth (+34%), mainly because of the contribution by Swissport (1,087 million euro, up from 261 million euro in 2005) and Owen Williams (57 million euro).

The **percentage contribution** by the various business areas to revenues is as follows:

	Dec-06	Dec-05
Construction	41%	53%
Real Estate	0%	0%
Infrastructure	24%	9%
Services	35%	38%

The breakdown by **region** is as follows:

	Dec-06	%	Dec-05	%	Chg. (%)
Spain	5,110.0	41%	4,461.4	54%	14.5%
UK	4,087.2	33%	1,871.3	22%	118.4%
USA & Canada	1,081.1	9%	498.1	6%	117.0%
Poland	846.4	7%	710.6	9%	19.1%
Chile	275.4	2%	246.1	3%	11.9%
Rest of Europe	784.5	6%	388.3	5%	102.0%
Other countries	170.0	1%	144.8	2%	17.4%
Total International	7,244.6	59%	3,859.2	46%	87.7%
TOTAL	12,354.6	100%	8,320.6	100.0%	48.5%

International revenues accounted for 59% of the total, exceeding domestic revenues for the first time. International revenues grew 88% due mainly to the first-time consolidation of BAA, Owen Williams, the ITR and the N4-N6, as well as full-year consolidation of Webber and Swissport.

ferrovial 2006 Year-end results figures in million

2.3. Personnel expenses

Personnel expenses increased by 67.6% to 3,141 million euro. The average workforce was 88,902 in December 2006, compared with 57,247 in December 2005, due to the aforementioned acquisitions.

2.4. EBITDA

The income statement reflects a sizeable (105.6%) increase in EBITDA, primarily due to consolidating BAA. Organic growth was 18.8%. The consolidated EBITDA margin (18.8%) was higher than in 2005 (13.6%) mainly because of integrating BAA, whose EBITDA margin is 42.7%. The individual business lines performed as follows:

	Dec-06	Dec-05	Chg. (%)
Construction	424.4	314.5	34.9
Real Estate	-1.3	-1.1	17.3
Infrastructure	1,461.0	479.5	204.7
Services	435.5	335.4	29.8
Adjustments	4.7	2.3	
Total	**2,324.3**	**1,130.6**	**105.6**

The Infrastructure and Services divisions contributed 82% of total EBITDA, while Construction and Real Estate provided the other 18%. The investments made and the sale of the Real Estate business increased the weighting of the Infrastructure and Services divisions.

	Dec-06	Dec-05
Construction	18%	28%
Real Estate	0%	0%
Infrastructure	63%	42%
Services	19%	30%

In 2006, business outside Spain increased its EBITDA contribution to 73% of the total, which is superior to its share of revenues (59%). **After the acquisition of BAA, the UK's contribution to EBITDA is greater than Spain's.**

The breakdown of EBITDA by region is as follows:

	Dec-06	%	Dec-05	%	Chg. (%)
Spain	633.4	27%	518.6	46%	22.1%
UK	1,048.3	45%	191.8	17%	446.6%
Canada & USA	354.8	15%	247.7	22%	43.2%
Poland	21.3	1%	5.9	1%	261.0%
Chile	121.0	5%	74.8	7%	61.8%
Resto Europe	120.6	5%	88.7	8%	36.0%
Other countries	24.8	1%	3.2	0%	n.s.
Total International	1,690.8	73%	612.1	54%	176.2%
TOTAL	2,324.3	100%	1,130.6	100%	105.6%

2.5. Depreciation, amortisation and provisions

Depreciation and amortisation increased considerably in 2006, mainly because of the addition of BAA-ADI to the Infrastructure division (315 million euro). Cintra (toll roads and car parks) had 220.8 million euro of depreciation and amortisation, of which 54 million euro were due to commencing operation of new toll roads. Depreciation and amortisation in Construction also increased notably because of investments in machinery in previous years.

Ventas	Dec-06	Dec-05	Chg. (%)
Construction	80.4	54.1	48.6%
Real Estate	0.1	0.1	36.7%
Infrastructure	536.8	167.0	221.5%
Services	143.4	108.1	32.7%
Adjustments	1.4	1.4	4.1%
Total	**762.2**	**330.7**	**130.5%**

Provisions increased by 20% to 103.0 million euro, mostly in the Construction division.

Ventas	Dec-06	Dec-05	Chg. (%)
Construction	64.1	50.5	26.9%
Real Estate	0.4	0.0	n.s.
Infraestructures	18.2	10.7	70.4%
Services	18.4	12.0	54.2%
Adjustments	1.8	12.7	-86.0%
Total	**103.0**	**85.9**	**19.9%**

ferrovial 2006 Year-end results figures in million

2.6. EBIT

Earnings before interest and taxes (EBIT) increased by 104.4%, i.e. much faster than revenues, due mainly to the addition of BAA. Organic growth was 22.6%. The consolidated EBIT margin increased with respect to 2005, from 8.6% to 11.8%, mainly due to integrating BAA, whose EBIT margin is 26.9% (contrasting with Swissport's 2.4%).

	Dec-06	Dec-05	Chg. (%)
Construction	279.8	209.8	33.4
Real Estate	-1.8	-1.2	-50.0
Infrastructure	906.0	301.9	200.1
Services	273.6	215.3	27.1
Adjustments	1.5	-11.8	
Total	1,459.1	714.0	104.4

The individual business lines performed as follows:

	Dec-06	Dec-05
Construction	19%	29%
Real Estate	0%	0%
Infrastructure	62%	42%
Services	19%	30%

The Infrastructure and Services divisions contributed 81% of total EBIT, while Construction and Real Estate provided the other 19%. The investments made and the sale of the Real Estate business increased the weighting of the Infrastructure and Services divisions.

In 2006, business outside Spain increased its EBIT contribution to 72% of the total.

The breakdown of EBIT by region is as follows:

	Dec-06	%	Dec-05	%	Chg. (%)
Spain	401.4	28%	315.2	44%	27.3%
UK	671.6	46%	133.6	19%	402.7%
USA & Canada	217.0	15%	162.3	23%	33.7%
Poland	-0.4	0%	-4.5	-1%	-91.1%
Chile	88.0	6%	56.7	8%	55.2%
Rest of Europe	71.8	5%	45.1	6%	59.2%
Other countries	9.7	1%	5.6	1%	73.2%
Total International	1,057.7	72%	398.8	56%	165.2%
TOTAL	1,459.1	100%	714.0	100%	104.4%

2.7. Financial income

	Dec-06	Dec-05
Infraestructure proyects	-1,136.7	-375.1
Rest of group	-95.4	15.8
Financing result	-113.2	-2.5
Other financial result	17.8	18.3
Total	-1,232.1	-359.3

Expanding the consolidation scope increased net debt from 8,486 million euro to 32,818 million euro and greatly increased financial expenses. The variations are due mainly to the following:

a) Infrastructure projects

1. Addition of BAA/ADI, whose financial expenses amount to -654.1 million euro.

2. Other concessions:

Inclusion of debt servicing on the new concessions:

- ITR (operations commenced on 1 July) added 39.2 million euro in financial expenses.
- Ocaña-La Roda (operational since 27 July) contributed 16.5 million euro in financial expenses.

  Practical completion of construction of the Norte-Litoral toll road led to commencement of toll billing. The road's financial expenses amounted to 11.9 million euro.

- The N4-N6 (opened on 2 December 2005) generated 9.9 million euro in financial expenses.
- Financial expenses on the Chilean toll roads (4.1 million euro) increased due mainly to full consolidation of the Talca-Chillán toll road since May 2006 and to the consolidation of the Bosque road's debt (acquired on 30 October).

ferrovial 2006 Year-end results figures in million

- Chicago Skyway's financial expenses increased due to the higher level of debt following releveraging in August 2005, and to the fact that the road was consolidated for almost an additional month in 2006. However, the dollar's depreciation reduced that expense. The two effects combined led to an increase of 4.1 million euro in financial expenses.
- Financial expenses on 407 ETR decreased (25.3 million euro) due to three separate effects.
  - ⇒ The larger amount of debt led to a 5.1 million euro increase in financial expenses.
  - ⇒ Appreciation by the Canadian dollar increased financial expenses by 8.6 million euro.
  - ⇒ However, the lower inflation component in the company's RRBs (2.36%, down from 2.58% in 2005) and SIPs (2.39% in December 2006, down from 2.63% in 2005) reduced financial expenses by 39 million euro.

b) Rest of Group:

The "Financing result" line-item worsened by 111.2 million euro, basically as a result of the debt taken on to buy BAA.

2.8 Equity-accounted affiliates

This item increased considerably, mainly due to Construction and the addition of BAA's subsidiaries.

2.9. Other income

This item amounted to 422 million euro, mainly relating to capital gains **on the sale of the stake in Europistas (199.8 million euro) and the sale of Bristol airport (221.1 million euro).** In 2005, this item amounted to 79 million euro, mostly from the sale of the sake in ONO (45.7 million euro) and of 5% of Ausol (31.4 million euro).

2.10. Taxes

The book expense for taxes totalled 171.3 million euro, implying a tax rate of 25.3%, i.e. less than in 2005 (30.9%).

2.11. Net income from discontinued operations

Following the sale of the Real Estate business in December 2006, IFRS 5 require that its **net income for 2006 (107.9 million euro) and the capital gain on the sale (765.5 million euro) be included in this line-item.**

2.12. Net income

Net income totalled 1,425.7 million euro in 2006, i.e. 242.8% more than in 2005. Excluding changes in consolidation scope (202.1 million euro) and discontinued operations (765.5 million euro), **pro-forma net income increased by 35.5%.**

	Dec-06	Dec-05	Chg. %
Net result	**1,425.7**	**415.9**	**242.8**
R.Estate disposal	765.5		
Bristol disposal	221.1		
Europistas disposal	103.1		
5% Ausol disposal		16.9	
Maipo provision		19.9	
ONO disposal		38.8	
Webber	14 1	2.7	
Swissport	4 5	1.3	
O. Williams	1.5		
BAA	-112 9		
Highway perimeter variation	-29 3	-1.9	
Resultado Neto Pro-forma	**458.1**	**338.2**	**35.6**

ferrovial 2006 Year-end results figures in million

3. ANALYSIS BY BUSINESS AREA

3.1. Construction

	Dec-06	Dec-05	Chg. (%)
Revenues	5,146.4	4,387.3	17.3
EBITDA	424.4	314.5	34.9
EBITD Margin	8.2%	7.2%	
EBIT	279.8	209.8	33.4
EBIT Margin	5.4%	4.8%	
EBT	327.5	244.0	34.2
EBT Margin	6.4%	5.6%	
Backlog	8,023	7,500	7.0
Gross capital expenditure	51	288	-82.4

Revenues increased rapidly (+17.3%) in 2006, and **returns improved**.

The increase in revenues was supported by **good performance in Spain (+14.0%) and Budimex (+17.0%), plus the full-year consolidation of Webber**, which contributed 322 million euro in revenues (89 million euro in 2005) and a backlog of 504 million euro.

Excluding changes in consolidation scope, revenues increased by 12% and EBIT by 28%.

The Construction division's backlog increased by 7.0% with respect to 2005 (6.7% excluding Webber), which is notable considering the rapid pace at which work is being completed.

The breakdown of revenues by region and type of construction is as follows:

a) Budimex:

	Dec-06	Dec-05	Chg(%)
Revenues	789.0	674.2	17.0
EBITDA	17.3	10.0	72.1
EBITDA Margin	2.2%	1.5%	
EBIT	3.7	0.3	n.s.
EBIT Margin	0.5%	0.0%	
EBT	5.0	2.8	76.1
EBT Margin	0.6%	0.4%	0.0
Backlog	688	547	25.8

Business showed signs of a recovery, and Budimex increased revenues, returns and the backlog (despite the rapid pace of construction). In local currency terms, revenues increased by 14.2% and the backlog by 25.5% with respect to 2005.

The figure below shows **Budimex's backlog** in recent years:



Budimex backlog performance
407
617
547
688
dec'03
dec'04
dec'05
dec'06

b) Webber:

This was the first full year of consolidating Webber, which was acquired in 2005. The backlog increased by 11.2%.

	Dec-06	dec-05*	Chg(%)
Revenues	322 0	89.3	n.s.
EBITDA	30 6	8.8	n.s.
EBITDA Margin	9.5%	9.9%	
EBIT	17.1	4.5	n.s.
EBIT Margin	5.3%	5.0%	
EBT	17.5	4.1	n.s.
EBT Margin	5.4%	4.6%	n.s.
Backlog	5C4	453	11.2

*15 Sept.-December 2006

c) Construction excluding Budimex and Webber:

Revenues were shaped by an increase in Spain (+14.0%) and a decline in other countries (-7.2%). Returns increased rapidly.

	Dec-06	Dec-05	Chg(%)
Revenues	4,035.4	3,650.8	10.5
EBITDA	376.5	295.7	27.3
EBITDA Margin	9.3%	8.1%	
EBIT	259.0	205.0	26.3
EBIT Margin	6.4%	5.6%	
EBT	305.0	237.1	28.6
EBT Margin	7.6%	6.5%	
Backlog	6,831	6,500	5.1

d) Backlog:

The domestic civil engineering backlog declined because of the company's policy of choosing projects on the basis of returns rather than size.

	Dec-06	Dec-05	Chg. (%)
Civil work	4,365.3	4,292.5	1.7
Residential	1,347.3	1,216 4	10.8
Non- Residential	1,550.2	1,229 0	26.1
Industrial	760 2	762.5	-0.3
Total	**8,022.9**	**7,500.4**	**7.0**

ferrovial 2006 Year-end results figures in million

3.2. Real Estate

Note: Since Ferrovial Inmobiliaria was sold on 28 December 2006, International Financial Reporting Standards require that it be listed under **"Discontinued operations"**.

Consequently, Ferrovial's consolidated 2006 financial statements include this business unit by **considering only its contribution to net income**. The other income statement line-items include only the Polish real estate business. For comparison purposes, the 2005 figures have been restated using the same criterion.

Sale: key figures

Sale price (EV)	**2,200**
Debt	600
Net equity	1,600
Book value 06(e)	450
Capital gain (100%)	1,150

Form of payment:

December 2006	200
Closing date (competition authorities' authorisation)	1,150
Deferred (subordinated debt)	250
TOTAL	**1,600**

Sale of the Real Estate division:

Ferrovial sold its real estate business, excluding the Polish operations, to Habitat for 2,200 million euro (EV), including 600 million euro of debt. Ferrovial will hold a 20% stake in the resulting Grupo Habitat (an investment of 125 million euro). The capital gain, net of taxes and the cost of the 20% stake in Grupo Habitat, is 765.5 million euro.

Operations in Poland

Operations in Poland are incipient, which means that the business incurs structure and business development costs that have not yet been offset with revenues, since no buildings were delivered in 2006. Revenues are confined to a small amount collected for rent.

	Dec-06	Dec-05	Chg. (%)
Revenues	3.0	1.3	130.8
EBITDA	-1.3	-1.1	-0.2
Net result of discontinued operation:	865.0	79.4	n.s.

The net sales and EBITDA figures refer solely to the Polish business. Net income includes the capital gain on the sale as well as income for the year. For comparison purposes, the 2005 figures have been restated using the same criterion.

ferrovial 2006 Year-end results figures in million

3.3. Infrastructure

	Dec-06	Dec-05	Chg (%)
Revenues	2,927.2	760.3	285.0
EBITDA	1,461.0	479.5	204.7
EBITDA Margin	49.9%	63.1%	
EBIT	906.0	301.9	200.1
EBIT Margin	31.0%	39.7%	
EBT	122.1	-17.0	n.s.
EBT Margin	4.2%	-2.2%	
Investments in project equity	4,188	430	n.s.

Revenues increased by 285.0%, basically due to the **consolidation of BAA (1,980 million euro).**

The toll roads area added: ITR, N4-N6 (from December 2005), Ocaña-La Roda and Bosque. The change in the billing system on the Norte-Litoral toll road and full consolidation of the Talca-Chillán toll road in Chile, plus an additional month of earnings at Chicago Skyway (acquired 24 January 2005).

Car park revenues increased by 10.4% due to growth in the number of managed parking spaces (+14,823), principally as a result of obtaining the Terminal 4 car park at Madrid-Barajas airport.

Financial income: **financial expenses increased considerably** due to the acquisition of BAA and (to a lesser extent) to the entry into service of a number of toll roads. In 2005 there was a non-recurring financial revenue (42.2 million euro) in Chile.

Earnings before taxes include **non-recurring items in both years**: in 2006 the sale of the stake in Europistas (199.8 million euro) and in Bristol airport (221.1 million euro), in 2005 the sale of 5% of Ausol (32 million euro).

The **main investments** were in the airport business with the acquisition of **BAA** for 3,672 million euro. Investments in the toll roads business include the acquisition of the **ITR** for 302.9 million euro, the acquisition of another 10% of the R-4 (54.9 million euro) and the capital increases at the Madrid-Levante toll road (22 million euro) and the N4-N6 toll road (28.1 million euro).

a) Financing

Refinancing of Ruta de los Ríos. Due to the improved loan conditions, the company was able to make an additional distribution of approximately 47 million euro.

Releveraging of Autopista del Maipo through a bond issue in Chile (approximately 156 million euro) The funds will finance new construction work and a special dividend (approximately 128 million euro) to Cintra Chile.

b) Awards

	Highway	Investment	Stake %	Maturity	Km	Date
Contract obtained/ Adquisitions	ITR	3,029	50.0%	75	253	January
	IONIAN ROAD	1,150	33.3%	30	379	June
	SH-130	1,000	65.0%	50	64	June
	AZORES	406	89.0%	30	66	December
Preferred bidder	M-3	600	90.0%	45	50	September

c) Acquisitions and divestments:

Acquisition of an additional 10% of R-4 in Madrid for 54.9 million euro on 10 April, increasing the direct stake to 55%.

Acquisition in Chile of 100% of Autopista del Bosque (30 October), the company holding the concession for the Chillán to Collipulli section of the Ruta 5 toll road in Chile. The acquisition will be financed with the road's cash flow and requires no capital outlay by Cintra. The concession was initially scheduled to expire in 2021 but, after the signature of the revenue allocation mechanism (MDI) in 2004, the concession has a variable term, ending once the present value of future revenues reaches the guaranteed revenue amount. Three of the other four Chilean toll roads managed by Cintra at the time have revenue allocation mechanisms in place.

ferrovial 2006 Year-end results figures in million

d) BAA

	Dec-06
Revenues	1,979.7
EBITDA	845.8
EBITDA Margin	42.7%

BAA was consolidated by Grupo Ferrovial on 1 July 2006. Only BAA's results for the period from July to December 2006 were consolidated. Once the acquisition process was completed, BAA was delisted on 15 August.

<u>Income statement</u>

	ADI/BAA July-December	Price adjustments	Equity	Total
Revenues	1,979.7			1,979.7
EBITDA	845.8			845.8
%/Revenues	42.7%			42.7%
EBIT	590.2	-67.3		533.0
%/Revenues	29.8%			26.9%
Financial result	-658.2		-94.1	-752.4
Equity results	4.4			4.4
Net result before taxes	-63.6	-67.3	-94.1	-215.0
Taxes	-17.1	-19.1	-32.9	-69.2
Minority interest	-18.1	-14.9		-33.0
Net result	-28.4	-23.3	-61.2	-112.9

BAA's revenues (only 6 months were consolidated) accounted for 68% of the Infrastructure division total. The contribution by ADI (Airport Development Limited, the company holding the shares of BAA) to Ferrovial's net income is -28.4 million euro, which includes the financial expenses on the acquisition debt. Consolidation of ADI also implies

- The impact of the amortisation that arose in the process of allocating to amortisable assets the difference between the price paid and the underlying book value of the company (that process is provisional since, under IFRS 3, it is subject to review over a period of one year). The impact on net income of this higher amortisation was -23.3 million euro.

- The financial expense incurred by Ferrovial Infraestructuras to finance its equity contribution to the acquisition of BAA. The impact on net income is -61.2 million euro.

- Considering all these effects, **the total effect on net income of integrating BAA/ADI is -112.9 million euro.**

Traffic performance

In the first four months of its fiscal year (April-July), BAA reported 4.5% growth, which was more than expected in view of the increase in fuel and energy costs.

Strengthened security measures on 10 August affected all UK airports, causing delays and cancellations on all routes to Europe and the USA. As a result, passengers (particularly those with connections at Heathrow) postponed their flights or chose other airports.

The effects continued in September but traffic increased slightly (0.3% in August, 0.6% in September) and there were signs of a recovery in passenger confidence by the end of September.

UK domestic flights were the most affected. This is partly because it is easier to find alternative means of transport within the country, and because of the long-term trend by airlines such as British Airways to reduce the number of domestic slots and to increase the number of international flights.

The pre-Christmas period, in which traffic is very intense, was affected by heavy fog in southern England. The fog is estimated to have affected 175,000 passengers (1.7% of the expected total). Adjusting for this effect, traffic in December would have increased by 3.2%.

Monthly variations in traffic (UK)

Traffic increased by 1.5% between July and December.

July	August	Sept.	October	Nov.	December
3.1%	+0.3%	+0.6%	+1.6%	+2.1%	+1.6%

Including Budapest and Naples, traffic increased by 7% between July and December.

Revenues and EBITDA figures are shown below:

Million pounds

July-December	Net revenues	Change %	EBITDA	Change %
Heathrow	578.5	5.0	312.,5	-2.3
Gatwick	193.0	11.8	95.,9	8.8
Stansted	94.5	7.0	42.9	-0.2
Scotland	101.8	6.6	53.3	7.7
Southampton	10.9	1.4	5.2	-11.5
UK	**978.6**	**6.6**	**509.7**	**0.7**
Naples	18.6	14.0	5.7	-3.5
Budapest	100.1	-	38.2	-
Total Airports	**1,097.,3**	**17,5**	**553.6**	**8.1**
WDF	208.3	-0.7	18.3	-5.8
Other	42.4	-	4.0	-
Total BAA	**1,348.0**	**14.5**	**575.9**	**9.,2**

Seasonal variations:

BAA - ADI	Q3	Q4
Revenues	**1,039.3**	**940.4**
EBITDA	**492.5**	**353.3**
EBITDA Margin	*47.4%*	*37.6%*
Amortizations & provisions	177.1	135.7
EBIT	**315.4**	**217.6**

Debt syndication:

ADI's acquisition debt and the debt assumed by Ferrovial Infraestructuras were syndicated during the summer. Despite the terrorist alert in August, the syndication was more than 200% oversubscribed, indicating the financial community's confidence in BAA's project. Apart from the large volume of the deal (10,850 million pounds sterling), it included the syndication of 2,000 million pounds in subordinated debt, the largest-ever amount of this type of debt in the UK. The acquisition debt and BAA's debt were also hedged at fixed interest rates. The percentage of fixed-rate debt ranges from 90% in 2003-2008 to 60% in 2018-2023.

	Amount (£bn)			
	Solicited	Committed	Subscription	# institutions
Ferrovial Infrastructure equity contribution	1.8	3.2	173%	34
Senior acquisition debt α Capex facilities	7.0	15.2	218%	40
Junior Facility	2.0	2.4	121%	36
TOTAL	10.8	20.8		

e) Infrastructure -Toll roads

Trafic	Dec-06	Dec-05	Chg. (%)
407 ETR ('000 VKT)	2,124.145	2,064 073	2 9%
Chicago Skyway	50,514	48,422	4 3%
Indiana Toll Road	34,282		
Ausol I	20,772	19,973	4 0%
Ausol II	19,782	18,286	8 2%
Autema	21,529	19,586	9 9%
Radial 4	9,333	6,791	37 4%
Ocaña-La Roda	4,298		
N4-N6	20,939		
M-45	86,537	79,368	9 0%
Santiago-Talca	64,322	59,483	8 1%
Talca-Chillán	39,463	36,732	7 4%
Collipulli-Temuco	27,241	26,269	3 7%
Temuco-Río Bueno	18,296	16,925	8 1%
Euroscut Algarve	18,099	18,677	2.3%
Euroscut Norte Litoral	29,825		

Revenue (million euros)	Dec-06	Dec-05	Chg. (%)
407 ETR	318 2	280 6	13 4%
Chicago Skyway (1)	44 8	40 7	10 0%
Indiana Toll Road (2)	29 8		
Ausol	61 6	57,3	7,5%
Autema	40 2	36 7	9 5%
Radial 4	18 9	12 8	47.7%
Ocaña-La Roda	6 6		
N4-N6	15 5	0 7	n.s
M-45	11,9	11.3	5.3%
Chilean highways	129 3	88.9	45 4%
Euroscut Algarve	33 3	31.8	4 8%
Euroscut Norte Litoral	31,0	2.8	n.s

EBITDA (million euro)	Dec-06	Dec-05	Chg. (%)
407 ETR	249 2	213 0	17 0%
Chicago Skyway (1)	35 8	29.9	19.7%
Indiana Toll Road (2)	21 5		
Ausol	50,3	49.4	1,7%
Autema	31 0	29.2	6 5%
Radial 4	8 3	4.5	83 9%
Ocaña-La Roda	3 3		
N4-N6	9 9	0.2	n.s.
M-45	11 3	10.7	5 6%
Chilean highways	86 3	63.5	35 9%
Euroscut Algarve	29 2	27.2	7 4%
Euroscut Norte Litoral	22 6	0.2	n s

(EBITDA Margin/Revenue)	Dec-06	Dec-05	Chg. (%)
407 ETR	78 3%	75.9%	3 1%
Chicago Skyway (1)	79 9%	73.4%	8 8%
Indiana Toll Road (2)	72 2%		
Ausol	81 6%	86.3%	-5 4%
Autema	77 3%	79.5%	-2.8%
Radial 4	43 7%	35 0%	24 9%
Ocaña-La Roda	49 9%		
N4-N6	64.2%	33.1%	n.s
M-45	94.8%	95.1%	-0 4%
Chilean highways	66 7%	71 4%	-6 6%
Euroscut Algarve	87.5%	85 3%	2 6%
Euroscut Norte Litoral	72.7%	6.7%	n.s.

1. *Consolidated since 24 January 2005*
2. *Consolidated since 1 July 2006*

Growth in this division was due mainly to **good traffic performance**, with significant growth on all the toll roads.

Also, 407 ETR increased tolls. The toll for light vehicles was increased by 8.7% in peak hours (to 16.25 cents per kilometre) and by 9.9% in off-peak hours. Despite the increase, average daily trips increased by 3% and vehicle kilometres travelled (VKT) increased by 2.9%.

Operation of the Indiana Toll Road commenced; it contributed 29.8 million euro in revenues. The road has been proportionately consolidated since 1 July.

Commencement of billing for traffic on the Norte-Litoral toll road. Previously, a small amount had been collected per kilometre in operation but, upon completion of practically all the construction work, billing is now traffic-based. In December, the road billed the Portuguese government 29.7 million euro under the new calculation method for the period February-December 2006.

Full consolidation of the Talca-Chillán toll road in Chile since 1 May, after Cintra increased its stake in the road to 67.61%. It was previously equity-accounted. It contributed 22.3 million euro in revenues in that period.

Entry into service of the N4-N6 toll road in Ireland. The road was opened to traffic in December 2005 and generated 15.5 million euro in revenues in 2006.

Opening of the Ocaña-La Roda (AP-36) toll road, which contributed 6.6 million euro from its opening date (27 July) to year-end.

Addition of the Bosque toll road in Chile. Since its acquisition on 30 October, this road contributed 4.3 million euro.

A full year of revenues from Chicago Skyway. Operation of the road commenced on 24 January 2005.

An increase of 14,823 (6.2% y/y) in the number of parking spaces under management.

Exchange rate changes. Appreciation by the Canadian dollar (4.6%) and the Chilean peso (3.4%) increased revenues in euro terms. Conversely, depreciation by the dollar cut revenues from US assets by 2% in euro terms.

f) Other airports

Sydney

	Dec-06	Dec-05	Var %	Change in local currency
Revenues	404.2	384.2	5.2	7.3
EBITDA	334.3	313.9	6.5	
EBITDA Margin	82.7%	81.7%		
EBIT	246.2	228.3	7.8	
EBIT Margin	60.9%	59.4%		
Passengers (000)				
International	9 905	9,822	0.8	
Domestic	20 035	18,832	6.4	
Total	**29,940**	**28,654**	**4.5**	

Belfast

	Dec 06	Dec-05	%	Change in local currency
Revenues	27.6	27.4	0.7	0.3
EBITDA	7.4	6.8	8.1	
EBITDA Margin	26.3%	24.8%	-	
EBIT	4.1	3.4	22.0	
EBIT Margin	14.9%	12.4%		
Passengers (000)				
International	2,080	2,210	-5.9	

ferrovial 2006 Year-end results figures in million

Agreement with Macquarie Airports

On 29 March 2006, Ferrovial Infraestructuras, S.A. reached an agreement with Macquarie Airports (MAp) under which the two parties granted each other conditional call and put options on the holdings of Ferrovial Aeropuertos, S.A. (100% subsidiary of Ferrovial Infraestructuras, S.A.) in the capital of the companies owning the rights to Bristol and Sydney airports.

On 30 November, the period for exercising the call and put options on the shares of the companies holding the rights to Sydney airport was amended to start on 1 February 2007 and end on 31 March 2007.

On 30 November, MEIF exercised the call option on Ferrovial Aeropuertos' stake in Bristol airport at the agreed price of 105.9 million pounds sterling (approximately 149.8 million euro), net of the distributions between 29 March and the date of the sale. The deal generated a net capital gain of 221.1 million euro.

g) Car parks:

	Dec-06	Dec-05	Chg(%)
Revenues	132.4	119.9	10.4
EBITDA	46.0	41.7	10.3
EBITDA Margin	34.7%	34.8%	
EBIT	27.8	26.5	5.0
EBIT Margin	21.0%	22.1%	
Parking spaces	253,023	238,200	6.2

The 10.4% increase in revenues is due basically to new on-street parking management contracts and the increase in the number of managed parking spaces, mainly the addition of the new T-4 car park at Madrid-Barajas airport, and the extension of the on-street parking management contract in Pamplona.

ferrovial 2006 Year-end results figures in million

3.4. Services

	Dec-06	Dec-05	Chg. (%)
Revenues	4,300.0	3,200.1	34.4
EBITDA	435.5	335.4	29.8
EBITDA Margin	10.1%	10.5%	
EBIT	273.6	215.3	27.1
EBIT Margin	6.4%	6.7%	
EBT	238.1	179.1	32.9
EBT Margin	5.5%	5.6%	
Backlog	8,629	7,174	20.3
Capital expenditure	197	935	-79.0

In 2006, Services established itself as Ferrovial's **second-largest** division in terms of both **revenues** (behind Construction) and **EBITDA** (ahead of Construction and behind Infrastructure).

Operating cash flow was very strong (216 million euro) and the backlog increased by 20.3% to 8,629 million euro (not including the London Underground contract, whose backlog is 14,331 million euro), guaranteeing steady growth in business in the coming years.

Revenues increased strongly, by 34.4% (9% organic), boosted by the consolidation for a full year of the handling business conducted via Swissport (3 months in 2005).

The **EBIT margin** (6.4%) improved in all the division's areas, but declined overall because of the weighting of Swissport (25% of the division), whose margin (2.4%) is below the division average. Excluding Swissport, the EBIT margin would have been 7.6%, up from 7.2% in 2005.

a) Amey:

	Dec-06	Dec-05	Chg.(%)
Revenues	1,932.6	1,771.1	9.1
EBITDA	197.7	165.5	19.5
EBITDA Margin	10.2%	9.3%	
EBIT	135.5	114.4	18.4
EBIT Margin	7.0%	6.5%	
EBT	129.9	97.1	33.8
EBT Margin	6.7%	5.5%	
Backlog (*)	4,974	4,223	17.8

(*) Does not include the Tube Lines backlog (14.331 million euro)

The acquisition of **Owen Williams** improved revenues by 9.1% (6% organic).

Tubelines had its best year to date in terms of executing its main contract, and revenues increased by 5.4%, offsetting the lower level of revenues in its other contracts.

	AMEY (EX-TUBELINES)			TUBELINES		
	Dec-06	Dec-05	Chg. (%)	Dec-06	Dec-05	Chg. (%)
Revenues	1,061.0	944.3	12.4	871.6	826.8	5.4
EBITDa	95.7	70.6	35.6	102.0	95.0	7.4
EBITDA Margin	9.0%	7.5%		11.7%	11.5%	

Under Tubelines' business plan, investments will be lower in the coming years while maintenance work will increase, leading to a steady reduction in revenues and earnings. The lower contribution in accounting terms will be offset in cash terms by higher dividend distributions.

Tubelines accelerated a number of expenses (14.3 million euro vs. 4.3 in 2005) on smaller projects which are not obligatory under the main contract but will provide greater efficiency in future periods, when part of revenues will be tied to efficiency ratios.

Despite that expenditure, the faster pace of execution on the main contract plus structural cost savings pushed the EBITDA margin to 11.7% (12.9% excluding that expenditure).


1,933
1,771
1,383
800
10.2%
9.4%
7.2%
6.7%
2003
2004
2005
2006
Revenues
EBITDA Marg.

ferrovial 2006 Year-end results figures in million

Amey's other activities increased revenues by 12.4% and **EBITDA by a notable 35.6%, raising the EBITDA margin to 9% (7.5%).** Growth in revenues at AIS (infrastructure) offset a lower level of activity at ABS (facility management). In the latter business, Amey streamlined its portfolio by cancelling or not renewing contracts that generated a low level of revenues or were barely profitable or loss-making. This policy reduced revenues by an estimated 50 million euro (3% of Amey's total revenues).

b) Swissport

	Dec-06	Dec-05*	Chg. (%)
Revenues	1,087.4	261.2	n.s.
EBITDA	58.5	14.7	n.s.
EBITDA Margin	5.4%	5.6%	
EBIT	26.2	4.4	n.s.
EBIT Margin	2.4%	1.7%	
EBT	14.5	0.8	n.s.
EBT Margin	1.3%	0.3%	

*Oct-December 2005

The company **expanded** into Eastern Europe by acquiring 51% of the second-largest handling operator at Kiev airports, and it acquired SGS Shimaya in Japan (a springboard to opportunities in Asia), obtained 6 handling concessions at Spanish airports, including Madrid (giving it access to the growing low-cost business) and was selected as preferred bidder for outsourcing of Air New Zealand's handling services at its main airports.

A full year of operations led to growth in revenues (+14.3%) and EBITDA (+19.6%) in local currency terms.

CHF	Dec-06	Dec-05	Chg. (%)
Revenues	1,713.9	1,498.9	14.3
EBITDA	92.3	77.1	19.6
EBITDA Margin	5.4%	5.1%	

c) Services, excluding Amey and Swissport

	Dec-06	Dec-05	Chg.(%)
Revenues	1,280.0	1,167.8	9.6
EBITDA	179.3	155.2	15.5
EBITDA Margin	14.0%	13.3%	
EBIT	111.9	96.5	16.0
EBIT Margin	8.7%	8.3%	
EBT	93.7	81.2	15.4
EBT Margin	7.3%	7.0%	
Backlog	3,655	2,950	24.0

These activities (urban services, maintenance and contract cleaning and *facility management*) were expanded in 2003 by the acquisition of Cespa, which attained **double-digit growth in earnings, outstripping revenue growth for the third year running.** This area accounts for 30% of the division's revenues but 41% of its EBITDA because it has the highest margins in the division.


1,062
1,167
1,280
558
13.0%
13.3%
14.0%
10.1%
2003
2004
2005
2006
Revenues
EBITDAMarg.

Growth in 2006 in revenues (+9.6%) and EBITDA (+15.5%) **was organic** due to continued sales efforts, as eflected in the increase in the backlog (+24.0%), which has expanded by 70% in just two years.

Growth in business coupled with cost controls increased returns to 14.0% (13.3%).

Backlog

Million euro

2004	2005	2006
2.150	**2.950**	**3.660**

ferrovial 2006 Year-end results figures in million

4. CONSOLIDATED BALANCE SHEET AS AT 31-12-06 AND OTHER KEY FIGURES

	Dec-06	Dec-05
FIXED AND OTHER NONCURRENT ASSETS	**43,090.2**	**13,073.7**
Intangibles assets	179.4	157.0
Infrastructure proyect assets	30,869.6	8,556.6
Property, plant & equipment	753.6	727.9
Consolidation Goodwill	9,275.0	1,984.3
Equity method	82.0	182.7
Financial assets	1,930.6	1,465.1
Receivable from infrastructure proyects	1,154.5	824.1
Financial assets classified for sale	181.0	0.0
Other financial assets	595.1	641.0
FINANCIAL DERIVATES AT FAIR VALUE	**203.6**	**152.4**
ASSETS CLASIFFIED AS FOR SALES & DISCONTINUED ACTIVITIES	**2,264.3**	**0.0**
DEFERRED TAXES	**1,156.0**	**530.3**
CURRENT ASSETS	**8,265.9**	**7,741.8**
Inventories	383.4	1,843.3
Accounts receivable	5,483.2	3,603.1
Cash and cash equivalents	2,399.3	2,295.4
Infrastructure companies	972.6	723.2
Other companies	1,426.7	1,572.2
TOTAL ASSETS	**54,980.0**	**21,498.2**
SHAREHOLDERS' EQUITY INCLUDING MINORITY INTERESTS	**6,662.1**	**2,968.2**
SHAREHOLDERS' EQUITY	3,504.2	2,076.1
MINORITY INTERESTS	3,157.9	892.1
DEFERRED REVENUES	**304.0**	**255.6**
PROVISIONS FOR CONTINGENCIES AND EXPENSES	**963.1**	**518.4**
LONG-TERM DEBT	**32,907.9**	**9,758.8**
Financial debt	32,707.6	9,441.7
Infrastructure proyects	28,932.7	8,566.9
Other companies	3,774.9	848.2
Other financial debt	0.0	26.6
Non-Financial debt	200.3	317.1
FINANCIAL DERIVATES FAIR VALUE	**475.0**	**379.3**
ASSETS CLASIFFIED AS FOR SALES & DISCONTINUED ACTIVITIES	**185.5**	**0.0**
DEFERRED TAXES	**3,660.8**	**338.7**
CURRENT LIABILITIES	**9,821.5**	**7,279.2**
Interest-bearing debt	2,838.4	1,748.0
Infrastructure proyects	2,122.5	752.8
Other companies	715.8	993.1
Other financial debt	0.1	2.1
Trade accounts payable	6,558.3	5,198.9
Accounts payable to associates	104.6	106.9
Trade payables	5,524.1	4,295.5
Other short-term debt	413.7	260.1
Other liabilities	515.9	536.5
Operating provisions	424.9	332.3
TOTAL LIABILITIES	**54,980.0**	**21,498.2**

ferrovial 2006 Year-end results figures in million

COMMENTS ON THE BALANCE SHEET

The balance sheet increased considerably in size in 2006 due mainly to the BAA acquisition. Assets amounted to 54,980.0 million euro (21,498.2 million euro in 2005). As for assets, 17% are located in Spain, 83% in other countries. Assets in the UK increased considerably, to 35,604.4 million euro (2,680.1 million euro in 2005).

The most significant variations in the balance sheet in 2006 (2005) are as follows:

- **Infrastructure project assets**: 30,869.6 (8,556.6). The main changes in consolidation scope were: acquisition in June of BAA (26,008.0), acquisition of 50% of Indiana Toll Road (ITR) (1,510.2), divestment of Bristol International Airport in December (141.3), the change in consolidation of the Talca-Chillán toll road (251.9) and the acquisition of the Chillán-Collipulli toll road in November (272.7).

- **Investments accounted for by the equity method**: 82.0 (182.7). The holding in Sydney Airport Corporation, Ltd. (97.8) has been reclassified as an asset available for sale.

- **Consolidation goodwill**: 9,275.0 (1,984.3). The main change was due to the acquisition of BAA, which generated 7,351.5 million euro in goodwill. Goodwill was retired in connection with Bristol Airport (49.5), which was sold, and Don Piso (17.9), due to the sale of the Real Estate division.

- **Assets classified as available for sale**: 2,264.3 (0). This entire amount relates to the Infrastructure division, specifically Sydney Airport (97.8) and Budapest Airport (2,166.5).

- **Inventories**: 383.4 (1,843.3). The sharp decline in inventories is due almost entirely to the Real Estate division, since most of that business was sold in December 2006. Inventories at year-end stood at 110.5 million euro, compared with 1,634.7 million euro in 2005.

- **Other receivables**: 1,660.1 (535.9). The sizeable increase is due to recognition in December of 1,150 million euro receivable from Grupo Habitat for the sale of the Real Estate division.

The most significant variations in liabilities were as follows:

- **Equity attributable to shareholders**: 3,504.2 (2,076.1). This increase is due mainly to net income (1,425.7), the dividend in the year (-133.2) and exchange differences (+125.3).

- **Equity attributable to minority interests**: 3,157.9 (892.1). The main increase was due to consolidation of BAA subsidiaries (2,009.3).

- **Provisions for risks and expenses**: 963.1 (518.4). The main increase was in the provisions for pensions, notably at Amey (347.2) and BAA (240.8).

ferrovial 2006 Year-end results figures in million

4.1 Net cash balance at 31-12-06

	Dec 06	Dec 05
Construction	1,830.0	1,938.3
Real estate	-88.8	-709.0
Servicies	-1,818.6	-1,466.3
Corporate-Others	-182.0	-464.1
Grup Net debt ex-infrastructures (a)	**171.9**	**-701.1**
Ferrovial Infraestructuras	-3,453.1	38.1
Cintra S.A.	253.7	210.8
Other	-35.6	179.8
PNT Infraestructures holdings (b)	**-3,236.1**	**429.3**
PNT ex infrastructure proyects c = (a+b)	**-3,064.2**	**-271.8**
BAA	-19,914.3	0.0
Other airports	-30.7	-276.3
Highways	-8,252.7	-6,740.5
Tubelines & OtherAmey's concessions	-1,556.3	-1,197.9
PNT Infrastructure proyects (d)	**-29,754.0**	**-8,214.7**
Total net debt (c+d)	**-32,818.2**	**-8,486.5**

The Group's net cash position, excluding Infrastructure, **does not include the 1,150 million euro receivable for the sale of the Real Estate division.**

The ***variations in the cash position in 2006*** were as follows:

Debt initial position year 2006	**-271.8**
Operative flow	**806.9**
Investment flow	**-3,239.6**
Investment	-4,425.9
Disposals	408.7
Net disposal discontinued activity	777.7
Capital Flow	
Dividends	-147.5
Currency	-78.0
Interests paid/receibed	-134.2
Final year 2006 debt position	**-3,064.2**

4.2. Cash flow by division

	Dec 2006	Dec 2005
Construction	173.8	501.7
Infrastructures	250.7	414.3
Real State	100.2	61.4
Servicies	216.3	169.4
Corporation/Other	65.9	3.6
Operations flow	**806.9**	**1,150.5**
Construction	-57.0	-237.7
Infrastructures	-3,756.8	-376.6
Real State	575.7	-21.1
Servicies	-198.2	-915.2
Corporation/Other	196.7	142.7
Net Investment flow	**-3,239.6**	**-1,407.9**
Activity flow	**-2,432.7**	**-257.4**

Construction: Operating cash flow was lower than in 2005, because of certifications brought forward in that year (181.8 million euro) and a 12-day increase in 2006 in the average days receivable.

Cash flow in the **Infrastructure** division includes mainly dividends and capital refunds received from toll road companies (181.6) and car park companies (46.0). It worsened in absolute terms because the 2005 figure included a capital refund of 253.8 due to releveraging Chicago Skyway (166.2) and Bristol airport (87.6).

Services includes the collection of a 6.6 million euro dividend from Tubelines. Swissport contributed positive cash flow of 32.6 million (-11.8 million in 2005).

The investment and divestment cash flow in 2006 was as follows:

Dec-06	Investment	Disposal	Total
Construction	-60.0	3.0	**-57.0**
Real Estate	-2.0	577.7	**575.7**
Infrastructures	-4,156.5	399.7	**-3,756.8**
Services	-204.2	6.0	**-198.2**
Other	-3.3	200.0	**196.7**
Total	**-4,425.9**	**1,186.3**	**-3,239.6**

Construction includes investment in property, plant and equipment (mainly machinery). In 2005, it included the acquisition of Webber (179 million euro).

Infrastructure: the main investments were the acquisition of BAA (3,672 million) and Indiana Toll Road (303 million). Divestments included the sale of the stake in Europistas (237.5 million) and of Bristol airport (149.8 million).

Real Estate: the positive flow (divestment) includes mainly the cancellation of this business's debt (577.6 million) following the sale of this business unit.

Services: Amey acquired Owen Williams (35.7 million euro), and there were capital disbursements at Calle 30, S.A. and investments in machinery.

Corporation: cash flow was positive (196.7 million euro) due to collection of a 200 million advance for the sale of the Real Estate division.

ferrovial 2006 Year-end results figures in million

MAIN EVENTS IN THE YEAR

✓ **Award of the Indiana Toll Road (23 January)**
The consortium in which Cintra has a 50% interest was selected as preferred bidder for a 75-year concession to maintain and operate the 253-kilometre Indiana Toll Road (ITR), in the United States.
The concession agreement was signed on 12 April. Operations commenced on 29 June after the payment of the price of 3.8 billion dollars (approximately 3.029 billion euro) to the Indiana Finance Authority in exchange for the asset.
Cintra's investment amounts to 380 million dollars, and the equity IRR is approximately 12.5%.

✓ **Acquisition of Owen Williams (7 February)**
Amey UK plc reached an agreement to acquire Owen Williams, a UK civil engineering company which provides design, project management and consultancy to the highway and railway sectors. The acquisition cost 35.2 million euro.

✓ **Annual Shareholders' Meeting (31 March 2006)**
The shareholders approved the distribution of a dividend of 90 cent per share out of 2005 income, which, net of the interim dividend already paid (29 cent, on 15 November 2005), entailed the payment of 61 cent per share (paid on 12 May 2006).

✓ **407 ETR reached an amicable agreement with the Province of Ontario (3 April)**
407 ETR Concession Company Limited (407 ETR), which holds the concession to the 407 Express Toll Route in Toronto, and the Province of Ontario have reached a mutual agreement regarding all the disputes between them to date.

✓ **Acquisition of an additional 10% of Inversora de Autopistas del Sur, S.L. from Unicaja (10 April)**
Cintra acquired an additional 10% of the R-4 toll road from Unicaja. The acquisition cost 54.92 million euro. This acquisition increased Cintra's direct stake to 55%.

✓ **Award (16 June) and contract signature (19 December) of the first toll road in Greece**
The consortium in which Cintra has a 33.34% stake was selected as Provisional Contractor to design, build, finance and operate the 378.7-kilometre Ionian Roads toll road project in Greece, under a 30-year concession. The project involves an investment of 1,150 million euro.
On 19 December, the concession contract to build and develop the Ionian Roads project was signed with the Greek Ministry of the Environment, Physical Planning and Public Works.

✓ **First project awarded to Cintra in the Trans-Texas Corridor (29 June)**
The consortium headed by Cintra (65%) signed an agreement with the Texas Department of Transportation (TxDOT) to build and operate sections 5 and 6 of State Highway 130 (SH-130), a total of 64 kilometres. This is the first of the projects that Cintra envisaged developing in the Trans-Texas Corridor. The project represents an investment of approximately 1.3 bilion dollars and the concession will be for 50 years.

✓ **Amey selected to present final offer to manage and maintain Birmingham's roads (30 June 2006)**
Amey was selected to present a Best and Final Offer (BAFO) to manage and maintain the road network in the city of Birmingham, UK. The 25-year PFI (Private Finance Initiative) contract is worth 2.2 billion pounds sterling (about 3.3 billion euro).
The project includes maintenance, improvement and resurfacing of 2,500 km of roadway in the city of Birmingham, plus improvement and renewal of pavements, bridges, public lighting and traffic signs, and conservation of roadside green areas.

✓ **Preferred tenderer for a second toll road project in Ireland (19 September)**
The Republic of Ireland's National Roads Authority (NRA) has chosen the consortium in which Cintra has a 90% stake as preferred tenderer for the M3 toll road, between Clonee and North Kells. The project is to design, finance, build, operate and maintain a 50-kilometre toll road (ticket system) between Clonee and North Kells (north-west of Dublin). The project is estimated to cost approximately 600 million euro and the concession will run for 45 years.
Over the next few months, the finance contracts are expected to be developed on the basis of an agreed term-sheet, and the concession contract will be drafted, eventually culminating in the final adjudication of the concession. Archaeological issues on one section of the road also have to be resolved.

✓ **Acquisition of BAA**
On 8 February, Ferrovial announced it was considering a tender offer for 100% of BAA.
On 20 April, it made a first offer for BAA at 810 pence per share. The offer was then improved twice. First, on 30 May, to 900 pence. On 6 June, it was increased to 935 pence, coupled with the payment of a 15.25 pence per share dividend declared by BAA. The latter offer was recommended by the Board of Directors of BAA.
On 15 August, BAA was delisted from the London Stock Exchange.

✓ **Cintra acquires 100% of Chilean toll road Autopista del Bosque (30 October)**
Cintra, through subsidiary Cintra Chile, acquired from Vinci 100% of the capital stock of Chilean company Autopista del Bosque S.A., which holds the concession for the Chillán to Collipulli section of the Ruta 5 toll road in Chile. The acquisition will be financed with the road's cash flow and requires no capital outlay by Cintra.

ferrovial 2006 Year-end results figures in million

- ✓ **Bonus stock issue at Cintra (6 November)**
  Cintra has carried out the 1-for-20 bonus issue that was approved by the Shareholders' Meeting. The warrants were traded on the market from 7 November, and the allotment period ended on 21 November. The new shares started trading on 4 December.

- ✓ **Termination of the agreement with Grupo Isolux regarding its tender offer for Europistas (14 November), and acceptance of Sacyr's offer for Europistas**
  Cintra and Grupo Isolux decided to sever the agreement they had signed on 29 July 2006 under which Cintra undertook to accept Grupo Isolux's tender offer for Europistas at a price of 5.13 euro per share. As a result, Cintra accepted Sacyr's tender offer for Europistas at 9.15 euro per share, after paying Grupo Isolux an indemnity of 131.6 million euro.

- ✓ **Scut Açores contract signed (15 December)**
  The consortium headed by Ferrovial Infraestructuras, with an 89% stake, signed a contract to design, build, refurbish, finance and operate a high-capacity road system on the island of São Miguel in the Azores (Portugal), under the shadow toll system.
  The 30-year concession covers 87.5 km of road, of which 47.9 km will be newly built, 23.4 km need to be upgraded, and 16.2 km are already built and operational. The project investment is estimated at 408 million euro, to be financed with a 347 million euro non-recourse 27-year bank loan and 61 million euro in equity.

- ✓ **MEIF exercised the call option on Ferrovial Aeropuertos' stake in Bristol Airport (1 December)**
  Macquarie Airports exercised its call option on Ferrovial Aeropuertos' stake in the company owning the rights to Bristol Airport. The shares were transferred on 27 December 2006 at the agreed price of 105,854,890 pounds sterling (approximately 158 million euro), net of the distributions made between 29 March and the transfer date. The sale produced approximately 145 million euro in capital gains.

- ✓ **Habitat buys Ferrovial's Real Estate division for 1.6 billion euro net (28 December)**
  Ferrovial undertook to acquire 20% of the resulting real estate group. Grupo Ferrovial and Habitat Grupo Empresarial signed an agreement under which Habitat acquired all of the shares of Ferrovial's real estate division for an enterprise value of 2.2 billion euro, which includes approximately 600 million euro of debt and 1.6 billion euro of equity, of which 160 million euro will be distributed beforehand by Ferrovial Inmobiliaria as a dividend and the remaining 1.440 billion euro will be paid as the price for the shares.

- ✓ **Provisional award of Central Greece Motorway (5 February 2007), our second project in Greece**
  A consortium in which Cintra has a stake was selected as provisional contractor to design, build, finance and operate the Central Greece Motorway (E65), under a 30-year concession; the project represents an investment of approximately 1.5 billion euro. Cintra, which has a 33.34% stake in the consortium, will nominate the concession company's CEO. The road is 231 kilometres long.

ferrovial 2006 Year-end results figures in million

NEW CONTRACTS IN THE QUARTER

Construction

- ✓ Construction of the Las Torres de Nueva Condomina Golf development, comprising 2 buildings holding 245 homes, in Murcia.
- ✓ Reburbishment and extension of León Hospital (phase II).
- ✓ Building the complex of ertiary units at the Vara de Quart industrial estate in Valencia and Xirivella.
- ✓ Site development work on the Colinas del Limonar sector in Malaga.
- ✓ New high-speed technical centre in Fuencarral (Madrid).
- ✓ Work on the rail workshop and Hospital de Bellvitgestation on Barcelona metro line 1.
- ✓ Widening of Avenida González Clemente, PR-102 in Mayagüez.
- ✓ Site development of sector 115-A Espartales Norte in Alcalá de Henares, Madrid.
- ✓ Construction of a building containing 129 homes, commercial premises and car park at Avda. Pedro Matutes Noguera, Ibiza.
- ✓ Improvement and modemisation of the irrigation system of the Páramo bajo canal, León.
- ✓ Construction of 132 homes, commercial premises and basements in the Puerta del Príncipe building, Sevilla.
- ✓ Construction of 150 sheltered apartments and the related site development in Vitoria, Álava.
- ✓ Design of the El Portillo station (Zaragoza) on the Madrid-Zaragoza-Barcelona-French border high-speed railway line.
- ✓ Refurbishment of the Cuartel de instrucción de Marinería in Cartagena, Murcia.
- ✓ Construction of 88 homes, 88 storage rooms, 180 parking spaces, swimming pool and gardens in Cuenca.
- ✓ Construction of 159 homes on plot VPO-1A in the Leguario Sur area of Parla, Madrid.
- ✓ Construction of 113 government-sponsored homes, with parking spaces and storage rooms, on a plot in southern Alcorcón, Madrid.
- ✓ Construction of the Los Tilos school in Calle Pío Felipe 12, Madrid.
- ✓ Construction of Torre Urbis in A Coruña, a building with 144 homes, parking spaces and storage rooms.

Infrastructure

- ✓ On-street parking management in Alcobendas.
- ✓ On-street parking management and tow-truck service, and management of the El Rastro and San Jerónimo underground car parks, in Ávila .
- ✓ Operation of the Muelle de las Delicias car park.
- ✓ On-street parking management in Don Benito, Badajoz.
- ✓ Management of the Valladolid airport car park.

Services

- ✓ Strategic Highways PFI. Maintenance and improvement work, Northem Ireland (UK).
- ✓ Contract to maintain main roads in north London (UK).
- ✓ Facility management contract (Education) for 25 years (UK).
- ✓ Facility management contract (central government). Provision of a broad range of services (UK).

- ✓ Street cleaning contract in Quarteira, Concelho de Loulé (Portugal).
- ✓ Street cleaning contract in Sopelana.
- ✓ Contract to clean streets, and municipal buildings and facilities in La Carolina (Jaén).
- ✓ Contract to manage cleaning services in the port of Leixões (Portugal).
- ✓ Contract for waste collection, transportation, processing and elimination, and street cleaning, in Alguazas, Murcia.
- ✓ Contract to maintain various facilities at Población Naval de San Carlos, San Fernando.

ferrovial 2006 Year-end results figures in million

2006 MAIN CONTRACTS

✓ **Award (23 January) and commencement of operation (29 June) of the Indiana Toll Road.**

The consortium in which Cintra has a 50% interest was selected as preferred bidder for a 75-year concession to maintain and operate the 253-km. Indiana Toll Road (ITR) in the United States. The concession agreement was signed on 12 April and the asset was transferred on 29 June, after payment of 3.8 billion dollars (approximately 3.029 billion euro) to the Indiana Finance Authority.
The partners each contributed half of the concession company's total equity of 760 million dollars (approximately 606 million euro). The remainder, 81% of the total investment, was obtained under a non-recourse senior credit line for an amount of 3.248 billion dollars (approximately 2.589 billion euro). Cintra's investment amounts to 380 million dollars, and the equity IRR is approximately 12.5%.

✓ **First project in the Trans Texas Corridor (USA)**

On 29 June, the consortium headed by Cintra (65%) signed an agreement with the Texas Department of Transportation (TxDOT) to build and operate sections 5 and 6 of State Highway 130 (SH-130) once the pertinent environmental permits are obtained. This is the first of the projects that Cintra envisaged developing in the Trans-Texas Corridor.
The concession will be for 50 years once construction is completed (expected to take 5 years). The total investment is estimated at 1.3 billion dollars, to be financed with debt and equity in similar proportions to other comparable projects. Equity IRR is estimated at 12%.
The 40-mile (64 km) road will provide an alternative to the congested IH-35 in the Austin area, and will absorb much of the long-distance traffic on one of the most important and fastest-growing north-south corridors in the US.
The road has a very attractive toll plan. Tolls have been set at 12.5 cents per mile for light vehicles and 50 cents per mile for heavy vehicles (2006 figures) and they will be updated in line with the State of Texas nominal per capita Gross State Product.
The concession agreement is expected to be signed early in 2007, once the environmental permits have been obtained.

✓ **Ionian Roads (Greece)**

On 16 June, a consortium in which Cintra has a 33.34% stake was selected as Provisional Contractor to design, build, finance and operate the Ionian Roads toll road project in Greece, under a 30-year concession.
The 378.7 km road represents a total investment of 1.16 billion euro: of these, 159 km will be newly-built, while the remainder is already in existence (161.7 km) or will be built by the State (58 km).
The entire project is expected to be open to traffic within 72 months from signature of the concession, although the consortium will be able to commence operating the existing section of road four months after signature.
The final award and signature of the concession contract are subject to compliance with a number of administrative procedures and to ratification by the Greek parliament. The European Commission must also approve the subsidy for the project.

✓ **Provisional award of Central Greece Motorway (5 February 2007), our second project in Greece.**

A consortium in which Cintra has a stake was selected as Provisional Contractor to design, build, finance and operate the Central Greece Motorway (E65), under a 30-year concession; the project represents an investment of approximately 1.5 billion euro. Cintra, which has a 33.34% stake in the consortium, will nominate the concession company's CEO.
The road measures 231 km in total and comprises two separate sections. The Central Greece segment, to be built entirely by the consortium, measures 174 km and runs north-west/south-east through central Greece, connecting the city of Egnatia to the PATHE (Patra-Athens-Thessaloniki) toll road. The other segment, which is 57 kilometres long, will be built by the Government and then transferred to the concession-holder.
Construction is estimated to take 66 months and the road might come into service in late 2009 when the section to be built by the Greek government is transferred.
The final award and signature of the concession contract are subject to completion and government approval of all the documentation as well as ratification by the Greek parliament. The European Commission must also approve the subsidy for the project.

ferrovial 2006 Year-end results figures in million

Investor Relations Department

Address:	Príncipe de Vergara 135 28002 Madrid
Telephone:	+34 91 586 28 26 +34 91 586 27 60 +34 91 586 27 81
Fax:	+ 34 91 586 26 89
e-mail:	ir@ferrovial.es
web:	**http://www.ferrovial.com**

ferrovial

FTSE4Good

Member of Dow Jones Sustainability Indexes



Ferrovial



2006 FULL YEAR RESULTS

Basis of presentation

ferrovial

Real Estate division disposal

Due to the Real Estate division disposal, last December 2006, and according with IFRS reporting standards this activity is considered as a "Discontinued operation". Therefore, Ferrovial's 2006 Full year reporting will include the Real Estate contribution only at Net profit level. For comparison purposes 2005 figures will be adjusted accordingly.

Key Figures

ferrovial

Figures in million euros

	2006	2005	Δ%	Δ% Organic(1)
Revenues	**12,355**	8,321	+49%	+10.4%
EBITDA	**2,324**	1,131	+106%	+18.8%
Net Profit	**1,426**	416	**+ 243%**	**+35.5%**
Capital expenditure	**4,446**	1,665	+167%	
Operating cash flow	**807**	1,151	- 30%	
Net debt(2)	**3,064**	272	+1,027%	
Leverage (%)	**46%**	9%		

(1) Pro-forma Figures, excluding changes in consolidation perimeter, extraordinary results from the disposals of Real Estate division, Europistas, and Bristol Airport.
(2) Excluding infrastructure project's debt

- BAA acquisition
- Resolution of ETR-407 dispute
- Disposals:
  - ✓ Real Estate division
  - ✓ Bristol airport
  - ✓ Europistas
- Construction & Services strong growth

Change in Size and Profile

Gross capital expenditure 2006 - breakdown

ferrovial

Figures in million euros

Total investment: € 4,446 Mn

By line of business


Services / Infrastructure
99%
Other

BAA	3,672 Mn
	303 Mn
Other Motorways	156 Mn
Other	315 Mn

By region


International
97%
Domestic

	3,717 Mn
	303 Mn
Other	426 Mn

Investment criteria

ferrovial

Qualitative

- Controlling stake
- Investment in Ferrovial core businesses
- Operational management (EBITDA)

Quantitative

- Double digit cash flow return on Capital

Long term

- BAA
- Indiana Toll Road (75 years)

Change in profile: EBITDA 07e

ferrovial

Figures in million euros

Size increase

EBITDA´07e > 3,000 Mn

90% Services / Infrastructures

International expansion

Solid ground for future growth

Business breakdown

1,131 Mn → >3,000 Mn



90%
2005
2007(e)

Construction ■ Services / Infrastructures

Region breakdown

1,131 Mn → >3,000 Mn



Domestic
Other
4%
22%
Rest EU
4%
14%
U.S.A.
& Canada
56%
UK
2005
2007(e)

Domestic ■ International

ferrovial

FTSE4Good

06
Member of
Dow Jones
Sustainability
Indexes



2006 RESULTS

Income statement 2006

ferrovial

Figures in million euros

	2006	2005	Δ%
Net Revenues	**12,355**	**8,321**	**48.5%**
EBITDA	**2,324**	**1,131**	**105.6%**
Depreciations, Amortizations and Provisions	(865)	(417)	107.6%
EBIT	**1,459**	**714**	**104.4%**
Financial Result	(1,232)	(359)	-242.9%
Other Income	422	79	n.s.
EARNING BEFORE TAXES	**678**	**446**	**52.1%**
Discontinued Operations Result	873	79	n.s.
TOTAL NET PROFIT	**1,426**	**416**	**242.8%**
Pro-Forma NET PROFIT[1]	**458**	**338**	**+35.5%**

(1) *Pro-forma Figures, excluding changes in consolidation perimeter, extraordinary results from the disposals of Real Estate division, Europistas, and Bristol Airport.*

Cash flow from operating activities 2006

ferrovial

Figures in million euros

	2006	2005
Construction	174	502
Real Estate	100	61
Infrastructures	251	414
Services	216	169
Others	66	4
Total	**807**	**1,150**

Operating cash flow (including land purchases) after taxes

60% of the operating cash flow comes from Services & Infrastructures

Change in debt with recourse

ferrovial

Figures in million euros

Total recourse debt: 3,064 Millions



Net Debt´05
-272
+807
Operating Cash flow
Investment
-4,426
+1,186
Divestment
Dividends
-147
Interest & Others
-212
Net Debt´06
-3,064
-1,914
0.3x EBITDA*
3.2x EBITDA*
2.2x EBITDA*
After Real estate disposal

*EBITDA ex- infrastructure projects

Net debt : -32,818 Euro millions

ferrovial

Figures in million euros

Ferrovial's debt supported by the operating cash flow of: Construction Services Cintra Dividends & BAA

FERROVIAL

+172 M → CAJA

FERROVIAL INFRAESTRUCTURAS

-3,064 M
3.2 x EBITDA[1]

-1,914 M
2.2 x EBITDA[1]

After Real estate division disposal

Project Finance & Services: (-29,754 M)*

Amey: -1,556 Mn

Cintra: -8.253 Mn

BAA: -19,914 Mn

Cintra:

- 407 ETR: -2,813 Mn
- Indiana: -1,242 Mn
- Chicago Skyway: -1,195 Mn
- OTRAS: -3,004 Mn

Project debt supported by the cash flow generated by each one

Non Recourse net debt

**Debt from other airports: 30.7 Euro millions*

(1) EBITDA ex- infrastructure projects

FTSE4Good

Member of Dow Jones Sustainability Indexes



Business units

Construction – Key figures

ferrovial

Figures in million euros

	2006	2005	Δ%
Revenues	5,146	4,387	+17%
EBITDA	424	314	+35%
EBITDA Margin	8.2%	7.2%	
EBIT	280	210	+33%
EBIT Margin	5.4%	4.8%	
Backlog	8,023	7,500	+7%
Cash flow from ops.	174	502	-65%
Capital expenditure	51	288	-82%

Revenues by Region



31%
International
69%
Domestic

- Sales increase, improvement in every division
- EBIT margin expansion
- Backlog growth
- Webber: Full year consolidation (322 M)

Backlog by Type of work



Non- residential
Residential
45%
Industrial
55%
Civil engineering

Construction

ferrovial

Figures in million euros

budimex

	2006	2005	Δ%
Revenues	789	674	+17%
EBITDA	17	10	+72%
EBITDA Margin	2.2%	1.5%	
EBIT	4	0.3	n.s.
EBIT Margin	0.5%	0.0%	
Backlog	688	547	+26%

- Sales increase
- Profitability improvement
- Backlog growth (+26%)
- European Funds to boost growth

W.W. WEBBER INC. CONTRACTORS HIGHWAYS-AIRPORTS-BRIDGES

	2006	2005*	Δ%
Revenues	322	89	n.s.
EBITDA	31	9	n.s.
EBITDA Margin	9.5%	9.9%	
EBIT	17	4	n.s.
EBIT Margin	5.3%	5.0%	
Backlog	504	453	n.s.

* 15th Sept.-December

- First time full year consolidation
- Backlog growth

OTHER

	2006	2005	Δ%
Revenues	4,062	3,643	+11%
EBITDA	376	296	+27%
EBITDA Margin	9.3%	8.1%	
EBIT	259	205	+26%
EBIT Margin	6.4%	5.6%	
Backlog	6,831	6,500	+5%

- Domestic growth (+14%)
- International activity (-7%)
- Profitability improvement
- Backlog increase

Real Estate

ferrovial

Figures in million euros

Disposal: Key figures	
Disposal price (EV)	**2,200**
Debt	600
Net Equity	1,600
Book value 06(e)	450
Capital Gains (100%)	1,150

30 - 40% higher than analysts average valuation

Collection	
December 2006:	200
Closing date (Competition approval):	1,150
Deferred payment (Subordinated Debt):	250
TOTAL	**1,600**

Ferrovial takes a 20% stake in Habitat, € 125 millions

Ferrovial keeps real estate activities in Poland

Services – Key figures

ferrovial

Figures in million euros

	2006	2005	Δ%
Revenues	4,300	3,200	+34%
EBITDA	435	335	+30%
EBITDA Margin	10.1%	10.5%	
EBIT	274	215	+27%
EBIT Margin	6.4%	6.7%	
Backlog	8,629	7,174	+20%
Cash flow from ops.	216	169	+28%
Capital expenditure	197	935	-79%

(*) Tubelines backlog not included: 14,331 millions

- Strong cash flow generation
- Solid organic growth (+9%)
- Backlog increase (+20%)
- Swissport full year consolidation

Revenues by Region


Domestic
30%
70%
International

Backlog by Line of Business


Urban & Maintenance
42%
58%
Amey

Services

Figures in million euros

amey

	2006	2005	Δ%
Revenues	1,933	1,771	+9%
EBITDA	198	165	+19%
EBITDA Margin	10.2%	9.3%	
EBIT	135	114	+18%
EBIT Margin	7.0%	6.5%	
Backlog	4,974	4,223	+18%

- Operating growth above revenues growth
- Profitability improvement
- Backlog growth

swissport

	2006	2005*	Δ%
Revenues	1,087	261	n.s.
EBITDA	59	15	n.s.
EBITDA Margin	5.4%	5.6%	
EBIT	26	4	n.s.
EBIT Margin	2.4%	1.7%	
Backlog		-	

** October-December 2005*

- Full year consolidation
- Commercial expansion in Asia and Pacific region
- Full year (CHF):
  - Revenues: +14%
  - EBITDA: +20%

OTHER

	2006	2005	Δ%
Revenues	1,280	1,168	+10%
EBITDA	179	155	+16%
EBITDA Margin	14.0%	13.3%	
EBIT	112	97	+16%
EBIT Margin	8.7%	8.3%	
Backlog	3,655	2,950	+24%

- Solid organic growth
- Profitability improvement
- Backlog growth

Figures in million euros

Financial figures	2006	2005	Δ%
Revenues	885	696	+27.1%
EBITDA	593	464	+27.8%
Margin %	67.0%	66.6%	

Operating figures	2006	2005	Δ%
ETR 407 (VKT 000)	2,124,145	2,064,073	+2.9%
Chicago Skyway	50,514	48,422	+4.3%
Indiana Toll Road	34,282	-	-
Autema	21,529	19,586	+9.9%
Ausol I	20,772	19,973	+4.0%
Ausol II	19,782	18,286	+8.2%
Parking spaces	253,023	238,200	+6.2%

- **Resolution of ETR-407 issue**
- **Record year in contracts awarded:**
  - ✓ ***USA:***
    - ITR
    - SH-130 (Texas)
  - ✓ ***GREECE:***
    - Ionian Roads
    - Central Greece (provisional award)
  - ✓ ***PORTUGAL & IRELAND***
- **Europistas disposal**
- **Bonus Share Issue (1x20)**
- **Internal Valuation: 13.95 euros/share**

BAA ferrovial

Figures in million euros

July-December 2006	2006	Δ%
Revenues	1,980	14.5%
EBITDA	846	9.2%
Margin %	42.7%	

Million passengers	2006	Δ%
Heathrow	34.4	-1.5%
Gatwick	18.4	+4.1%
Stansted	12.4	+6.1%
Scotland	11.1	+2.1%
Southampton	1.0	+2.6%
United Kingdom Airports	**77.2**	**+1.5%**
Naples	2.8	+13.2%
Budapest	4.4	
TOTAL	**84.5**	**+7.5%**

- **Ferrovial investment: € 3,672 millions**
- **Consolidated since July**
- **Successful acquisition debt's syndication**
- **Q5 tariffs negotation**
- **Permanent refinancing in process**

BAA: Operating Income

ferrovial

Figures in million euros

	ADI/BAA (July-December)	Price adjustment	Equity	Total
Revenues	**1,979.7**			**1,979.7**
EBITDA	**845.8**			**845.8**
%/Revenue	*42.7%*			*42.7%*
EBIT	**590.2**	**-57.3**		**533.0**
%/Revenue	*29.8%*			*26.9%*
Financial result	**-658.2**		**-94.1**	**-752.4**
Equity affiliates	**4.4**			4.4
Result before taxes	**-63.6**	**-57.3**	**-94.1**	**-215.0**
Taxes	-17.1	-19.1	-32.9	-69.1
Minority interests	-18.1	-14.9		-33.0
Net result	**-28.4**	**-23.3**	**-61.2**	**-112.9**

ferrovial

FTSE4Good

06 Member of Dow Jones Sustainability Indexes



Conclusions

Conclusions

ferrovial

Investment 05 & 06: 6,100 Mn



80%

Income statement profile



Infrastructures
Construction & Services
+
EBITDA
Amort. & Deprec.
Financial
Ordinary
-

Ferrovial invest in

- long term projects
- with high cash flow generation
- and short term net profit dilution



CONSTRUCTION
SERVICES
INFRASTRUCTURES
• Non capital intensive
• Cash generation
• Positive net income
• Capital intensive
•Growing cash flow generation
• Short term negative net income

Figures in million euros

Cash flow generation vs. EPS dilution

Figures in million euros

Assets	Equity	Net profit 07e	Maturity
BAA	3,672	(200)	Ownership
[illegible]	303	(30)	75 years
Chicago SKYWAY	375	(10)	99 years
TOTAL INVESTMENT	4,350	(240)	

✓ ***70% of the total investment 2005-06***

✓ ***50% dilution of the recurrent net profit***

✓ ***Capital IRR ≥ 12%, at long term***

Cash flow generation vs EPS dilution

ferrovial

Figures in million euros

EPS dilutive investments

407-ETR		BRISTOL		SYDNEY	
Investment ('99)	(326)	Investment('02)	(55)	Investment('02)	(233)
Cash Flow ('00-'06)	188	Cash Flow ('02-'06)	100	Cash Flow ('02-'06)	125
Pay-back (7 years)	**58%**	**Pay-back** (4 years)	**180%**	**Pay-back** (4 years)	**54%**
Valuation (100%)	6,720	Disposal price	150	Disposal price	≅600
Value increase	**12.8X**	Value increase	**2.7X**	Value increase	**2.6X**

✓ ***High cash flow generation***

✓ ***Assets value increase***

BAA: A Transforming Deal

Positive Operating Indicators

Investment Potential

FTSE4Good

Member of Dow Jones Sustainability Indexes



Ferrovial

INVESTOR RELATIONS DEPARTMENT
C/ Príncipe de Vergara, 135
28002 MADRID (Spain)
Tlf: 91 586 27 30
Fax: 91 586 28 69
e-mail: ir@ferrovial.es
website: www.ferrovial.com

ANNEX I

ANNUAL CORPORATE GOVERNANCE REPORT

LISTED COMPANIES

ISSUER IDENTIFICATION DATA

YEAR 2006

Tax ID number
A28606556

Company name:

GRUPO FERROVIAL, S.A.

Business address:

PRÍNCIPE DE VERGARA 135
MADRID
MADRID
28002
MADRID

ANNUAL CORPORATE GOVERNANCE REPORT FORM LISTED COMPANIES

For a better understanding of the form and its subsequent completion, it is necessary to read the instructions at the end of this report.

A OWNERSHIP STRUCTURE

A.1. Complete the next table about the company's ownership structure:

Date of last change	Share capital (€)	Number of shares
31-03-2000	140,264,743,00	140,264,743

If there are different types of shares, please indicate this in the next table:

Class	Number of shares	Unit par value

A.2 Indicate direct and indirect owners of significant stakes, and their stakes at year-end, excluding directors:

Name of shareholder	Number of direct shares	Number of indirect shares (*)	% of share capital

(*) Through:

Name of direct owner of stake	Number of direct shares	% of share capital
Total:		

Indicate significant changes in the ownership structure in the year:

Name of shareholder	Transaction date	Description of transaction
CASA GRANDE DE CARTAGENA, S.L.	27-07-2006	The stake has fallen below 15% of capital stock

A.3 Complete the next tables regarding the members of the company's board of directors who own shares in the company:

Name of director	Date of first appointment	Date of latest appointment	Number of direct shares	Number of indirect shares (*)	% of share capital

MR. RAFAEL DEL PINO Y CALVO-SOTELO	09-01-1992	31-03-2006	7,103	0	0.005
MR. SANTIAGO BERGARECHE BUSQUET	23-02-1999	18-03-2005	607,768	0	0.433
MR, JAIME CARVAJAL URQUIJO	23-02-1999	18-03-2005	11,932	390	0.009
MR. JOAQUIN AYUSO GARCIA	22-03-2002	18-03-2005	16,357	0	0.012
MR. FERNANDO DEL PINO Y CALVO SOTELO	23-02-1999	18-03-2005	5,257	0	0.004
PORTMAN BAELA S.L.	29-06-2000	31-03-2006	81,795,245	0	58.315
MR. JUAN ARENA DE LA MORA	29-06-2000	31-03-2006	5,925	0	0.004
MR. SANTIAGO EGUIDAZU MAYOR	26-01-2001	31-03-2006	5,612	16,891	0.016
MR. GABRIELE BURGIO	28-05-2002	18-03-2005	5,483	0	0.004
MS. MARIA DEL PINO Y CALVO-SOTELO	29-09-2006	29-09-2006	215	0	0.000
MR. JOSE MARIA PEREZ TREMPS	09-01-1992	31-03-2006	5,912	218	0.004

(*) Through:

Name of direct owner of stake	Number of direct shares
MS. ISABEL HOYOS MARTINEZ DE IRUJO	390
MS. PATRICIA EGUIDAZU RAMIREZ	297
MR. SANTIAGO EGUIDAZU RAMIREZ	297
MR. JORGE EGUIDAZU RAMIREZ	297
PSJ INDEX SICAV S.A.	16,000
MS. ANA PEREZ ESCUDERO	109
MS. TERESA PEREZ ESCUDERO	109
Total:	**17,499**

Total % of share capital owned by the board of directors	58.806

Complete the next tables regarding the members of the company's board of directors who own stock options in the company:

Name of director	Number of direct stock options	Number of indirect stock options	Number of equivalent shares	% of share capital
MR. RAFAEL DEL PINO Y CALVO-SOTELO	496,600	0	496,600	0.354
MR. JOAQUIN AYUSO GARCIA	496,600	0	496,600	0.354
MR. JOSE MARIA PEREZ TREMPS	200,000	0	200,000	0.143

A.4 Indicate any family, commercial, contractual or business relationships among owners of significant stakes, insofar as

they are known to the company, unless they are insignificant or are derived from ordinary commercial transactions:

Names of related parties	Type of relationship	Brief description
PORTMAN BAELA S.L.	Family Corporate	ACCORDING TO THE NOTIFICATION TO THE CNMV AND TO THE COMPANY ON 24 NOVEMBER 2006, THE "CONCERTED FAMILY GROUP" FORMED BY RAFAEL DEL PINO Y MORENO AND HIS CHILDREN (MARIA, RAFAEL, JOAQUIN, LEOPOLDO AND FERNANDO DEL PINO Y CALVO-SOTELO) INDIRECTLY CONTROLLED (THROUGH PORTMAN BAELA, S.L.) 58.315% OF GRUPO FERROVIAL, S.A.

A.5 Indicate any commercial, contractual or corporate relationships between owners of significant stakes and the company, unless they are insignificant or are derived from ordinary commercial transactions:

Names of related parties	Type of relationship	Brief description
PORTMAN BAELA S.L.	Corporate	DIRECTOR OF GRUPO FERROVIAL, S.A.
MR. RAFAEL DEL PINO Y CALVO-SOTELO	Corporate	Chairman and CEO of Grupo Ferrovial, S.A.
MR. FERNANDO DEL PINO Y CALVO SOTELO	Corporate	Director of Grupo Ferrovial, S.A.
MS. MARIA DEL PINO Y CALVO-SOTELO	Corporate	DIRECTOR OF GRUPO FERROVIAL, S.A.

A.6 Indicate shareholders' agreements that have been notified to the company:

Persons involved in shareholders' agreements	% of share capital affected	Brief description of agreement

Indicate any concerted actions among the company's shareholders of which the company is aware:

Parties involved in concerted actions	% of share capital affected	Brief description of concerted action

If the shareholders' agreements or concerted actions have been amended or terminated in the year, indicate this expressly.

A.7 Indicate if there is an individual or legal entity that exercises or can exercise control over the company in accordance with article 4 of the Securities Market Law:

Name
PORTMAN BAELA S.L.

Comments
SEE SECTION A.4

A.8 Complete the next tables about the company's own shares:

At year-end:

Number of direct shares	Number of indirect shares (*)	% of share capital
0	133,183	0.095

(*) Through:

Name of direct owner of stake	Number of direct shares
Betonial, S.A.	133,183
Total:	**133,183**

Detail the significant changes in the year, in accordance with Royal Decree 377/1991:

Date	Number of direct shares	Number of indirect shares	% of share capital

Results of transactions with own shares in the year (thousand euro)	8,541

A.9 Detail the conditions and terms of the authorisation that the shareholders' meeting has given to the board of directors to buy or sell the own shares described in section A.8.

RESOLUTION OF THE SHAREHOLDERS' MEETING DATED 31 MARCH 2006 :
One.-

"Authorise the Board of Directors to acquire shares of the company on the market, either directly or via dependent companies, subject to the following limits and requirements:

•Forms of acquisition: acquisition via purchase-sale or via any other inter vivos act for a valuable consideration.

•Maximum number of shares to be acquired: up to five per cent (5%) of Grupo Ferrovial, S.A.'s share capital, free of all liens and encumbrances, provided that the shares have been fully paid up and

are not bound to compliance with any type of obligation, and that the par value of the acquired shares plus those held by Grupo Ferrovial, S.A. and any of its dependent companies does not exceed the aforementioned 5% of Grupo Ferrovial, S.A.'s share capital.

•Minimum and maximum acquisition price: the minimum acquisition price of the shares shall be equivalent to 75% of the market price and the maximum acquisition price shall be 120% of the market price on the date of acquisition.

•Maximum trading volume: the maximum daily trading volume resulting from the acquisition of own shares shall not be more than 25% of the average total trading volume of Grupo Ferrovial, S.A. shares in the previous ten sessions.

•Duration of the authorisation: eighteen (18) months from the date of this resolution.

All of these operations shall comply with the regulations regarding this matter contained in the Company's Internal Code of Conduct."

Two.-

"Revoke the authorisation regarding this matter that was granted by the Shareholders' Meeting on 18 March 2005."

Three.-

"Authorise the Board of Directors to allocate part or all of the own shares acquired to the remuneration programmes whose purpose or mechanism is the delivery of shares or stock options, in accordance with article 75.1 of the Spanish Corporations Law".

II.- OWN SHARES: POLICY AND RULES.

II.A).- POWERS OF THE BOARD OF DIRECTORS

In accordance with article 8 of the Board Regulation, the Board of Directors is in charge of determining the Company's policy on own shares, subject to the powers obtained at the Shareholders' Meeting.

II.B).- TRANSACTIONS WITH OWN SHARES

The Internal Code of Conduct of Grupo Ferrovial, S.A. and its Group of Companies in matters relating to the Securities Markets establishes that the policy on own shares, which must be determined by the Board of Directors, shall be aimed at ensuring that the purchase and sale of own shares do not distort the process of market price discovery, and it regulates the action guidelines in detail.

The Company's Chief Financial Officer is responsible for executing the specific acquisition plans and supervising ordinary transactions with the Company's shares.

The acquisition of the Company's own shares for subsequent transfer to the beneficiaries of plans involving the delivery of shares and of stock option plans approved by the Board of Directors are performed considering the particular features of this type of operation and in the form approved in those plans.

II.C).- DISCLOSURE OF OWN SHARES ON THE WEB SITE

Ferrovial provides information about own shares and their average acquisition price on its corporate web site; this information is updated every month.

A.10 Indicate any legal or bylaw restrictions on the exercise of voting rights or any legal restrictions on the acquisition or sale of stakes in share capital:

There are no types of restrictions on the exercise of voting rights or on the acquisition or sale of stakes in share capital other those established by law.

B STRUCTURE OF THE COMPANY'S ADMINISTRATION

B.1. Board of Directors

B.1.1. Indicate the minimum and maximum number of directors envisaged in the Bylaws:

Maximum number of directors	15

Minimum number of directors	6

B.1.2. Complete the next table with the members of the board:

Name of director	Representative	Board position	Date of first appointment	Date of latest appointment	Type of appointment
MR. RAFAEL DEL PINO Y CALVO-SOTELO		CHAIRMAN-CEO	09-01-1992	31-03-2006	Appointed at Shareholders' Meeting
MR. SANTIAGO BERGARECHE BUSQUET		FIRST VICE-CHAIRMAN	23-02-1999	18-03-2005	Appointed at Shareholders' Meeting
MR, JAIME CARVAJAL URQUIJO		2ND VICE-CHAIRMAN	23-02-1999	18-03-2005	Appointed at Shareholders' Meeting
MR. JOAQUIN AYUSO GARCIA		MANAGING DIRECTOR	22-03-2002	18-03-2005	Appointed at Shareholders' Meeting
MR. FERNANDO DEL PINO Y CALVO SOTELO		DIRECTOR	23-02-1999	18-03-2005	Appointed at Shareholders' Meeting
PORTMAN BAELA S.L.	Eduardo Trueba Cortés	DIRECTOR	29-06-2000	31-03-2006	Appointed at Shareholders' Meeting
MR. JUAN ARENA DE LA MORA		DIRECTOR	29-06-2000	31-03-2006	Appointed at Shareholders' Meeting
MR. SANTIAGO EGUIDAZU MAYOR		DIRECTOR	26-01-2001	31-03-2006	Appointed at Shareholders' Meeting
MS. MARIA DEL PINO Y CALVO-SOTELO		DIRECTOR	29-09-2006	29-09-2006	Appointed by co-optation
MR. GABRIELE BURGIO		DIRECTOR	28-05-2002	18-03-2005	Appointed at Shareholders' Meeting
MR. JOSE MARIA PEREZ TREMPS		BOARD SECRETARY	09-01-1992	31-03-2006	Appointed at Shareholders' Meeting

Total number of directors	11

Indicate any removals from the Board of Directors in the period:

Name of director	Date removed
CASA GRANDE DE CARTAGENA, S.L.	26-09-2006

B.1.3. Complete the next tables with the members of the board and their status:

EXECUTIVE DIRECTORS

Name of director	Committee that proposed the appointment	Position in the company
MR. RAFAEL DEL PINO Y CALVO-SOTELO	NOMINATION AND REMUNERATION COMMITTEE	CHAIRMAN-CEO
MR. JOAQUIN AYUSO GARCIA	NOMINATION AND REMUNERATION COMMITTEE	MANAGING DIRECTOR
MR. JOSE MARIA PEREZ TREMPS	NOMINATION AND REMUNERATION COMMITTEE	BOARD SECRETARY

EXTERNAL PROPRIETARY DIRECTORS

Name of director	Committee that proposed the appointment	Name of the significant shareholder who is represented or who proposed the appointment
MR. FERNANDO DEL PINO Y CALVO SOTELO	NOMINATION AND REMUNERATION COMMITTEE	PORTMAN BAELA S.L.
PORTMAN BAELA S.L.	NOMINATION AND REMUNERATION COMMITTEE	PORTMAN BAELA S.L.
MS. MARIA DEL PINO Y CALVO-SOTELO	NOMINATION AND REMUNERATION COMMITTEE	PORTMAN BAELA S.L.

EXTERNAL INDEPENDENT DIRECTORS

Name of director	Committee that proposed the appointment	Profile
MR. SANTIAGO BERGARECHE BUSQUET	NOMINATION AND REMUNERATION COMMITTEE	DEGREE IN ECONOMICS AND LAW (DEUSTO COMMERCIAL UNIVERSITY).NON-EXECUTIVE CHAIRMAN OF DINAMIA, S.A. AND DIRECTOR OF VOCENTO. FORMER CEO OF GRUPO FERROVIAL, S.A. AND CHAIRMAN OF AGROMAN.
MR, JAIME CARVAJAL URQUIJO	NOMINATION AND REMUNERATION COMMITTEE	LAW DEGREE (MADRID) AND M.A. IN ECONOMICS (CAMBRIDGE UNIVERSITY, UK). CHAIRMAN OF ADVENT INTERNATIONAL (SPAIN), ERICSSON ESPAÑA, ABB, S.A., AND PARQUES REUNIDOS; DIRECTOR OF LAFARGE ASLAND, AVIVA AND SOLVAY IBÉRICA, AND SENIOR ADVISOR TO MORGAN STANLEY. FORMER CHAIRMAN OF FORD ESPAÑA, S.A.
MR. JUAN ARENA DE LA MORA	NOMINATION AND REMUNERATION COMMITTEE	PHD IN ENGINEERING (ICAI), DEGREE IN BUSINESS STUDIES, DEGREE IN PSYCHOLOGY, DIPLOMA IN TAX STUDIES AND AMP (HARVARD BUSINESS SCHOOL). DIRECTOR OF BANKINTER SINCE 1987 AND CEO SINCE 1993. CHAIRMAN OF BANKINTER SINCE 2002.
MR. SANTIAGO EGUIDAZU MAYOR	NOMINATION AND REMUNERATION COMMITTEE	DEGREE IN ECONOMICS AND BUSINESS. CIVIL SERVICE ECONOMIST AND TRADE EXPERT. CHAIRMAN OF THE NMÁS1 GROUP. FORMERLY PARTNER, CEO AND VICE-CHAIRMAN OF AB ASESORES AND VICE-CHAIRMAN OF MORGAN STANLEY DEAN WITTER.

MR. GABRIELE BURGIO	NOMINATION AND REMUNERATION COMMITTEE	DEGREE IN LAW AND MBA BY INSEAD (FONTAINEBLEAU). EXECUTIVE CHAIRMAN OF NH HOTELES SINCE 1999. CEO OF JOLLY HOTELS S.A.P. SINCE 2006. FORMER CEO OF COFIR AND WORKED FOR BANKERS TRUST IN NEW YORK AND FOR MANUFACTURERS HANOVER IN ITALY.

OTHER EXTERNAL DIRECTORS

Name of director	Committee that proposed the appointment

Explain why these directors cannot be considered proprietary or independent:

Indicate any changes in directors' status in the period:

Name of director	Date of change	Former status	Current status

B.1.4. Indicate if the status of the directors in the preceding section corresponds to the composition envisaged in the Board Regulation:

Yes, it does.

Regarding the composition of the Board of Directors, the Regulation establishes that the Board must strive to ensure that the majority group of external or non-executive directors includes proprietary directors and independent directors, with a significant proportion of the latter.

The various types of directors are defined in the Regulation as follows:

- EXECUTIVES: The Managing Directors of Grupo Ferrovial, S.A. and all the directors of the Company who hold an executive or management position in the Company or in its subsidiaries and, in any case, those who have a stable contractual relationship of a civil, labour, mercantile or similar type with the Company or its subsidiaries other than their position as director, and those with any decision-making

capacity relating to some part of the Company's or group's business through stable delegations or empowerments granted by the Board or other echelons of the Company or its subsidiaries.

- EXTERNAL OR NON-EXECUTIVE: Directors who are not executive directors in accordance with the preceding definition.

- PROPRIETARY: Directors of Grupo Ferrovial, S.A. who are proposed by its shareholders who, individually or together, own a stable holding in the share capital which, regardless of whether or not it entitles them to a seat on the governing body, the Board believes is sufficiently significant, taking account of the holdings by non-stable shareholders in the Company, to submit the proposal to the Shareholders' Meeting or to resolve their appointment.

- INDEPENDENT: External directors of acknowledged professional prestige who may contribute their experience and knowledge on corporate governance and, not qualifying as executive or proprietary, are appointed as directors because they meet the conditions determined in the Regulation.

In any case, independent directors must not:

- Have, or have recently had, a stable, direct or indirect relationship: (i) of a professional, employment or commercial nature; (ii) that is significant in terms of the amount or nature of the services provided; (iii) with Ferrovial, the proprietary directors or companies whose interests they represent, credit institutions that participate in the financing of Ferrovial, or organizations that receive economic contributions from Ferrovial.

- Be a director of another company that has proprietary directors in the Company.

- Be related up to the third degree of consanguinity or second degree of affinity or be linked in any other way of similar significance to executive directors, proprietary directors or members of the Company's senior management.

- Directly or indirectly own over 2% of company capital.

If any of the independent directors, or any persons proposed as such, are subject to any of the circumstances described in the sections above, the Board of Directors may consider an exemption based on a report by the Nomination and Remuneration Committee, disclosing the circumstance in the annual report.

B.1.5. Indicate any powers delegated to the chief executive officer(s):

Name of director	Brief description
MR. RAFAEL DEL PINO Y CALVO-SOTELO	All except those non-delegable under law or the company bylaws.
MR. JOAQUIN AYUSO GARCIA	All except those non-delegable under law or the company bylaws.

B.1.6. Identify any board members with administration or management positions in other companies that form part of the listed company's group:

Name of director	Name of the group's subsidiary	Position
MR. RAFAEL DEL PINO Y CALVO-SOTELO	CINTRA CONCESIONES DE INFRAESTRUCTURAS DE TRANSPORTE, S.A.	CHAIRMAN
MR. RAFAEL DEL PINO Y CALVO-SOTELO	FERROVIAL INFRAESTRUCTURAS, S.A.	CHAIRMAN
MR. RAFAEL DEL PINO Y CALVO-SOTELO	FERROVIAL AEROPUERTOS, S.A.	CHAIRMAN
MR. RAFAEL DEL PINO Y CALVO-SOTELO	BAA PLC	CHAIRMAN
MR. SANTIAGO BERGARECHE BUSQUET	FERROVIAL INFRAESTRUCTURAS, S.A.	DIRECTOR
MR. SANTIAGO BERGARECHE BUSQUET	FERROVIAL AEROPUERTOS, S.A.	DIRECTOR
MR. JOAQUIN AYUSO GARCIA	CINTRA CONCESIONES DE INFRAESTRUCTURAS DE TRANSPORTE, S.A.	VICE-CHAIRMAN
MR. JOAQUIN AYUSO GARCIA	FERROVIAL INFRAESTRUCTURAS, S.A.	MANAGING DIRECTOR
MR. JOAQUIN AYUSO GARCIA	FERROVIAL AEROPUERTOS, S.A.	MANAGING DIRECTOR
MR. JOAQUIN AYUSO GARCIA	FERROVIAL AGROMÁN, S.A.	CHAIRMAN AND CEO
MR. JOAQUIN AYUSO GARCIA	FERROVIAL INMOBILIARIA, S.A.	CHAIRMAN AND CEO
MR. JOAQUIN AYUSO GARCIA	FERROVIAL SERVICIOS, S.A.	CHAIRMAN AND CEO
MR. JOAQUIN AYUSO GARCIA	FERROVIAL TELECOMUNICACIONES, S.A.	CHAIRMAN AND CEO
MR. JOAQUIN AYUSO GARCIA	BAA PLC	DIRECTOR
MR. JOSE MARIA PEREZ TREMPS	CINTRA CONCESIONES DE INFRAESTRUCTURAS DE TRANSPORTE, S.A.	DIRECTOR
MR. JOSE MARIA PEREZ TREMPS	FERROVIAL INFRAESTRUCTURAS, S.A.	DIRECTOR

MR. JOSE MARIA PEREZ TREMPS	FERROVIAL AEROPUERTOS, S.A.	DIRECTOR
MR. JOSE MARIA PEREZ TREMPS	FERROVIAL TELECOMUNICACIONES, S.A.	DIRECTOR
MR. JOSE MARIA PEREZ TREMPS	FERROVIAL INVERSIONES, S.A.	JOINT ADMINISTRATOR
MR. JOSE MARIA PEREZ TREMPS	FERROVIAL INMOBILIARIA, S.A.	DIRECTOR
MR. JOSE MARIA PEREZ TREMPS	FERROVIAL AGROMÁN, S.A.	DIRECTOR
MR. JOSE MARIA PEREZ TREMPS	FERROVIAL SERVICIOS, S.A.	DIRECTOR
MR. JOSE MARIA PEREZ TREMPS	BAA PLC	DIRECTOR
MR. JOSE MARIA PEREZ TREMPS	SWISSPORT INTERNATIONAL AG	DIRECTOR

B.1.7. Indicate any company directors who are members of the board of directors of other companies listed on Spanish official stock markets, other than group companies, that have been notified to the company:

Name of director	Listed company	Position
MR. RAFAEL DEL PINO Y CALVO-SOTELO	BANCO ESPAÑOL DE CRÉDITO, S.A.	DIRECTOR
MR. SANTIAGO BERGARECHE BUSQUET	DINAMIA, S.A.	CHAIRMAN
MR. SANTIAGO BERGARECHE BUSQUET	GAMESA CORPORACION TECNOLOGICA, S.A.	DIRECTOR
MR. SANTIAGO BERGARECHE BUSQUET	VOCENTO, S.A.	DIRECTOR
MR. GABRIELE BURGIO	NH HOTELES, S.A	CHAIRMAN
MR. GABRIELE BURGIO	SOTOGRANDE, SA.	DIRECTOR
MR. JUAN ARENA DE LA MORA	BANKINTER, S.A.	CHAIRMAN

B.1.8 Complete the next tables regarding the aggregate directors' remuneration accrued in the year:

a) In the company to which this report refers:

Remuneration Item	Thousand euro
Fixed remuneration	1,712
Variable remuneration	3,248
Per diems	596
Bylaw-mandated remuneration	604
Stock options and/or other financial instruments	12,777
Other	0
Total:	**18,937**

Other benefits	Thousand euro
Advances	0
Loans granted	0
Pension funds and plans: Contributions	0
Pension funds and plans: Obligations	0
Life insurance premiums	7
Guarantees granted by the company to directors	0

b) Company directors who belong to the boards of directors and/or senior management of group companies:

Remuneration item	Thousand euro
Fixed remuneration	0
Variable remuneration	0
Per diems	52
Bylaw-mandated remuneration	0
Stock options and/or other financial instruments	0
Other	0
Total:	**52**

Other benefits	Thousand euro
Advances	0
Loans granted	0
Pension funds and plans: Contributions	0
Pension funds and plans: Obligations	0
Life insurance premiums	0
Guarantees granted by the company to directors	0

c) Total remuneration by type of director:

Type of director	By company	By group
Executive	18,098	52
External and proprietary	270	0
External and independent	569	0
Other external	0	0
Total:	**18,937**	**52**

d) Regarding profit attributable to the parent company:

Total directors' remuneration (in thousand euro)	18,989
Total directors' remuneration/profit attributed to the parent company (%):	1.329

B.1.9. Indicate senior management members who are not executive directors and the total remuneration accrued to them in the year:

Name	Position
MR. NICOLÁS VILLEN JIMENEZ	CHIEF FINANCIAL OFFICER
MR. JAIME AGUIRRE DE CÁRCER	GENERAL MANAGER – HUMAN RESOURCES
MR. JOSÉ MANUEL RUÍZ DE GOPEGUI DRONDA	GENERAL MANAGER – CONSTRUCTION (SEE NOTE TO SECTION G)
MR. ALVARO ECHÁNIZ URCELAY	GENERAL MANAGER – REAL ESTATE
MR. IÑIGO MEIRÁS AMUSCO	GENERAL MANAGER – SERVICES
MR. JAVIER ALVAREZ LAORGA	AUDIT MANAGER
MR. VALENTÍN ALFAYA ARIAS	QUALITY AND ENVIRONMENT MANAGER
MR. GREGORIO PANADERO ILLERA	HEAD OF COMMUNICATIONS (SEE NOTE TO SECTION G)

Total remuneration of senior management (in thousand euro)	7,742

B.1.10. Indicate in an aggregate way any guarantee or "golden handshake" clauses in favour of senior management members, including executive directors, of the company or its group for the event of dismissal or change of control. Indicate whether these contracts have to be notified to and/or approved by the company's or group's bodies:

Number of beneficiaries	0

	Board of Directors	Shareholders' Meetings
Body that authorises the clauses	X	

	YES	NO
Is the Shareholders' Meeting informed of the clauses?		X

B.1.11. Indicate the process to establish the remuneration for board members and the corresponding bylaw clauses.

I.- PROCESS TO ESTABLISH THE REMUNERATION FOR BOARD OF DIRECTORS MEMBERS (BOARD OF DIRECTORS REGULATION).

The Nomination and Remuneration Committee proposes the system and annual amount of directors' remuneration to the Board of Directors.

The proposal is submitted for approval by the Board of Directors and, where legally necessary, by the Shareholders' Meeting.

The remuneration system and its application is explained in the annual report and in this annual corporate governance report.

II.- BYLAWS AND REGULATIONS GOVERNING BOARD REMUNERATION.

Article 25 of the Company Bylaws regulates directors' remuneration:

"1. For performing their duties, the members of the Board of Directors shall receive an amount equivalent to 3% of consolidated earnings attributable to the Company in the year. The Board may decide not to appropriate its full share in any given year, in which case the Directors shall not accrue any rights on the part not appropriated. In any case, that share in Company earnings can only be allocated after compliance with the requirements established in article 130 of the Spanish Corporations Law.

Within the limits of the preceding paragraph, remuneration formulae may be established that comprise the delivery of shares, stock options or options that are referenced to the share price.

2. The Board of Directors shall determine the form and amount of the distribution among its members each year, which can be done individually based on the participation of each director in the Board's tasks.

3. The remuneration envisaged in this article shall be compatible with, and independent of, salaries, other remuneration, indemnities, pensions, stock options or compensation of any type established generally or individually for members of the Board of Directors who perform executive functions, whatever the nature of their relationship with the company, whether employment (ordinary or special Senior Management contracts), mercantile or on a provision of services basis, which relationships shall be compatible with their status as members of the Board of Directors.

4. The Company may arrange third-party liability insurance for its directors."

Additionally, article 31 of the Board of Directors Regulation states:

- To calculate the percentage of Board remuneration over the year's earnings and check that it is within the maximum established, any qualifications made by external auditors whose impact on the profit and loss account in the corresponding year is deemed to be significant should be considered.

- The Board may establish objective criteria to determine the remuneration and require that part or all of it be used to acquire Company shares; this was done as a result of resolution adopted on 26 February 2003 and partially amended on 26 March 2004.

III.- REMUNERATION SYSTEM FOR THE BOARD OF DIRECTORS IN 2006.

The 2006 remuneration system was not changed with respect to the system in 2004 and 2005, as approved by the Board of Directors on 22 February 2006 based on a report by the Nomination and Remuneration Committee.

The system consists of setting a fixed total amount of per diems and bylaw-mandated remuneration for all the directors amounting to 1,200,000 euro (unchanged since 2004), provided that it is within the maximum limit of 3% of the year's consolidated earnings attributable to the company (in accordance with article 25 of the Bylaws), once the financial statements are approved.

That amount is settled as follows:

PER DIEMS: Allowances for attending the meetings of the Board of Directors, Executive Committee and Advisory Committees (unchanged since 2004):

- 3,200 euro gross for attending the Board of Directors;
- 2,000 euro gross for attending the Executive Committee;
- 1,500 euro gross for attending the Audit and Control Committee and the Nomination and Remuneration Committee.
- The allowance for the Chairmen of the three committees (Executive, Audit and Control, and Nomination and Remuneration) was double the amount established for the other members.

The amount paid under this heading in 2006 totalled 596 thousand euro.

DISTRIBUTION OF REMAINDER: Per diems are deducted from the fixed amount that was established, 1,200,000 euro. The resulting amount is divided into 13, applying to the resulting quotient the following factors in the allocation of

individual amounts: Board Chairman: *2; First Vice-Chairman *1.75; Second Vice-Chairman *1.25 and other Board members *1.

- ALLOCATION OF REMUNERATION TO BUYING COMPANY SHARES: The obligation to allocate directors' remuneration (per diems and bylaw-mandated attendance fees) to the acquisition of shares of the company continued in 2006. The shares acquired in a given calendar year can only be sold by the director after three full years have elapsed.

Section G of this report contains itemised information of the directors' bylaw-mandated remuneration in the clarification note on remuneration. Senior Management remuneration is also disclosed on an aggregate basis.

B.1.12. Identify any board members who are also members of the board of directors or executives of companies with significant stakes in the listed company and/or in companies in its group:

Name of director	Name of significant shareholder	Position
MR. RAFAEL DEL PINO Y CALVO-SOTELO	PORTMAN BAELA S.L.	MANAGING DIRECTOR
MS. MARIA DEL PINO Y CALVO-SOTELO	PORTMAN BAELA S.L.	VICE-CHAIRWOMAN

Identify any significant relationships, other than those stated in the preceding section, of board members that link them to significant shareholders and/or subsidiaries in the group:

Name of director	Name of significant shareholder	Relationship

B.1.13. Indicate any amendments to the board regulation in the year.

The Board of Directors Regulation was not changed in 2006.

B.1.14. Indicate the procedure for appointing, re-appointing, assessing and removing directors. Indicate the competent bodies, the process and the criteria for each procedure.

I.- COMPOSITION OF THE BOARD OF DIRECTORS.-

The Bylaws and the Board Regulation state that the Board of Directors shall strive to ensure that external or non-executive directors represent a broad majority of the Board. The Board must also strive to ensure that the majority group of external directors includes proprietary directors and independent directors, with a significant proportion of the latter.

II.- APPOINTMENT AND RE-APPOINTMENT OF DIRECTORS.-

The Board of Directors Regulation establishes a procedure for the appointment and re-appointment of Directors. When applied, this process has been carried out with the involvement of external firms.

The Nomination and Remuneration Committee drafts the candidate selection criteria, and its specific proposal is submitted for Board of Directors approval.

The Company strives to ensure that persons appointed as directors are of acknowledged ability, competence and experience.

II.A).- INDEPENDENT DIRECTORS

The Board Regulation states that certain persons cannot be appointed as independent directors, as stated in section B.1.4 above.

II.B).- PROPRIETARY DIRECTORS

The Board Regulation states that proprietary directors cannot have stable significant commercial, economic, labour or professional relations with the company, except those inherent to the position of Chairman or CEO.

III.- TERMS OF OFFICE.-

In accordance with the Company's Bylaws and the Board Regulation, a director's term of office is three years, with the possibility of re-election.

There is no term limit for independent directors.

IV.- APPOINTMENT OF THE CEO, BOARD SECRETARY, AND MEMBERS OF THE BOARD COMMITTEES.-

The Nomination and Remuneration Committee must also inform the Board of Directors about the appointment of the CEO and Secretary, and propose the members of each committee.

V.- ASSESSMENT OF THE BOARD OF DIRECTORS.-

In accordance with the Board of Directors Regulation, at least one of the meetings held each year must be dedicated to assessing the Board's functioning and quality.

In 2006, work commenced to assess the performance of the Board as a body, by analysing its organisation and working in the light of the principal recommendations and practices in the market, plus an individual analysis of each member; it is expected that this process will be completed in 2007, and it will be conducted with the assistance of a specialised outside firm, as on previous occasions.

B.1.15. Indicate the reasons for forcing directors' removal.

The Regulation also establishes the reasons for which a Director must tender his/her resignation to the Board of Directors. In addition to resigning when the period for which they were appointed ends or when the Shareholders' Meeting so decides, the following causes are also envisaged:

- Executive directors, when the Board sees fit.

- Proprietary directors, when the stake in the Company that enabled them to be appointed as such is disposed of.

- In the event of infringement of any of the incompatibility regulations or prohibitions established by law or by the internal regulations.

- Upon request by the Board of Directors due to breach of the director's obligations.

- When the director's continuance on the Board may jeopardize Ferrovial's interests.

- When directors reach the age of 70. The Chairman and Vice-Chairman (if executive), the CEO and Secretary of the Board must resign at 65, but may continue as Directors and hold the office of Chairman or Vice-Chairman if they are not executives.

- When there are significant changes in their professional situation or in the conditions by virtue of which they were appointed as directors.

- When, because of events attributed to the director, the Board considers that his/her continuance on the Board causes serious damage to the Company's net worth or reputation.

B.1.16. Explain whether the functions of the company's top executive fall on the board chairman. If so, indicate the measures taken to limit the risk of a single person accumulating power:

YES [X] NO [ ]

A) FUNCTIONS OF THE BOARD OF DIRECTORS.

The function of the Board of Directors is to manage, represent and supervise as may be necessary so as to ensure that the company meets its corporate purpose, while seeking to protect the company's general interests and create value to the benefit of all the shareholders.

Without prejudice to the powers delegated to it, the Board, directly or through its Committees, has exclusive powers regarding a number of matters, including:

- Appointment, remuneration and, where appropriate, removal of senior managers.

- Approval and oversight of the strategies established for the Company's development.

- Oversight and evaluation of the executives' conduct of business.

- Incorporation of new companies and acquisition or sale of stakes in existing companies, where the latter imply the obtainment or loss of a majority stake, exceeding certain percentages of ownership, or the commencement or abandonment of business lines.

- Mergers, spin-offs or concentrations involving the company or any of its direct investees.

- Investment, divestment, financing or guarantee transactions involving substantial group assets or for amounts above specific thresholds.

- Policy of disclosure and reporting to shareholders, markets and public opinion.

B) CHIEF EXECUTIVE OFFICER

Since floating on the Spanish stock market, the company has had a Chief Executive Officer.

B.1.17. Is a supermajority, other than the legal majority, required in some decisions?

YES [ ] NO [X]

Explain how resolutions are adopted by the board of directors, stating at least the quorum and type of majority required to adopt resolutions:

Adoption of resolutions

Description of resolution	Quorum	Type of majority
All resolutions	At least half the members	Absolute majority of attendees

B.1.18. Explain whether there are specific requirements, other than those relating to directors, for appointing the board chairman.

YES [ ] NO [X]

Description of requirements

B.1.19 Indicate if the chairperson has a casting vote:

YES [X] NO [ ]

Issues on which there is a casting vote
In the event of a tie on any issue, the chairperson has the casting vote.

B.1.20. Indicate if the bylaws or board regulation establish an age limit for directors:

YES [X] NO [ ]

Age limit for chairperson	65
Age limit for CEO	65
Age limit for director	70

B.1.21. Indicate if the bylaws or board regulation establish a term limit for independent directors:

YES [ ] NO [X]

Maximum term (years)	0

B.1.22. Indicate whether there are formal processes for delegating votes in the board of directors. If so, give a brief description.

In accordance with the Bylaws and the Board of Directors Regulation, if a Director cannot attend a meeting, he/she must try to grant a special written proxy to another Board member that includes the appropriate instructions, if the agenda allows.

B.1.23. Indicate the number of board of directors meetings held in the year. Also, state the number of times that the chairperson did not attend the board meeting:

Number of board meetings	12
Number of board meetings without the presence of the Chairman	0

Indicate the number of meetings held by board committees in the year:

Number of executive or advisory committee meetings:	8
Number of meetings held by the Audit Committee	6
Number of meetings held by the Nomination and Remuneration Committee	5
Number of meetings held by the Strategy and Investment Committee	0
Number of meetings held by the Committee	0

B.1.23. Indicate whether the individual and consolidated financial statements that are presented for board approval have been certified:

YES [X] NO [ ]

Indicate any person that has certified the company's individual and consolidated financial statements for board authorisation:

Name	Position
MR. RAFAEL DEL PINO Y CALVO-SOTELO	CHAIRMAN OF THE BOARD OF DIRECTORS
MR. JOAQUIN AYUSO GARCIA	MANAGING DIRECTOR
MR. NICOLÁS VILLEN JIMENEZ	CHIEF FINANCIAL OFFICER

B.1.25. Detail whether the board of directors has established any mechanisms to ensure that the parent company and consolidated financial statements authorised by it are presented to the Shareholders' Meeting without audit qualifications.

I.- PROVISIONS SPECIFICALLY REGULATING THE AUDITORS' REPORT

Regarding the function of drafting the financial statements, the Board Regulation states the following:

- The financial statements shall be drafted in such a way to avoid any qualifications from the auditor.

- Nevertheless, if there is a qualification and the Board believes that its position is sound, it must publicly explain the content and scope of the discrepancy.

II.- GENERAL RULES ABOUT FINANCIAL DISCLOSURE AND FINANCIAL STATEMENTS.

II.A).- FUNCTIONS OF THE BOARD OF DIRECTORS.

One Board function that is specifically regulated in article 8.c of the Board Regulation is to monitor the Company's financial statements, at least every quarter, and supervise the information that is provided periodically to the markets and supervisory authorities, ensuring that the information is drafted in accordance with the same principles as the financial statements and that it is equally reliable, for which purposes the Board may be assisted by external auditors or by any Ferrovial executive.

II.B)- AUDIT AND CONTROL COMMITTEE.

The Audit and Control Committee has the following functions in relation to financial information and financial statements:

- Be aware of the company's financial reporting process and the internal control systems and monitor compliance with the legal requirements and the correct application of generally-accepted accounting principles. Inform the Board of changes in accounting criteria and of any possible risks.

- Supervise the information that the Board of Directors must approve and include in the company's annual public information.

- Assist the Board of Directors in its task of ensuring the accuracy and reliability of the financial information that the company must provide periodically to the markets, investors and authorities, in accordance with the applicable regulations.

In accordance with the Regulation, the Audit and Control Committee may request assistance from experts when it deems that Ferrovial's technical resources are not sufficient for

reasons of independence or specialisation. The Committee may also request assistance from any member of the senior management.

B.1.26. Detail the measures adopted so that the information disseminated to the securities markets is transmitted on an equal and symmetrical basis.

I.- ACTIONS BY THE BOARD OF DIRECTORS.-

In accordance with the Board Regulation, the Board of Directors has adopted the necessary measures so that the information about the company is made known to the shareholders, investors and market, using the most efficient means available so that the information is transmitted equally, immediately and without hindrance to the recipients.

One of the Board's functions is to establish appropriate regular information exchange mechanisms with institutional investors which, in accordance with the Board Regulation, must not have access to information that might place them in a privileged situation or give them an advantage over other shareholders.

II.- REGULATION OF SIGNIFICANT INFORMATION.

The Internal Code of Conduct of Grupo Ferrovial, S.A. establishes the obligation to notify the CNMV of significant information (as defined in the Securities Market Law) before disseminating it via any other means and immediately after the circumstances making that notification obligatory have arisen.

Whenever possible, significant information is notified when the market is closed in order to avoid distortions in trading.

The Chairperson, CEO, Board Secretary, CFO and the Head of Communications are entrusted with confirming or denying public information about circumstances considered to be significant information.

III.- INTERNAL PROCEDURES FOR CONTROLLING INFORMATION ABOUT SIGNIFICANT TRANSACTIONS.

To comply with the obligations in article 83 bis of the Securities Market Law as amended by Law 44/2002, dated 22 November, on measures to reform the financial system, the Company established an internal procedure for the control measures that must be implemented in the unit responsible for managing significant transactions, in coordination with the Company Secretariat. Such measures refer to the limits on access to information; record-keeping; regulations on filing, reproduction and distribution of information; share price monitoring; and others.

B.1.27. Is the board secretary a director?

YES [X] NO [ ]

B.1.28. Indicate whether the company has established mechanisms to maintain the independence of auditors, financial analysts, investment banks and rating agencies.

I.- AUDIT AND CONTROL COMMITTEE.

Another function of the Audit and Control Committee is to propose the appointment, conditions of engagement, extent of professional mandate and, where appropriate, revocation or non-renewal, of the auditor.

The Audit and Control Committee can not, in any event, propose to the Board of Directors to engage an audit firm where the fees it plans to pay, under all headings, exceed 5% of the firm's total revenues in the last business year.

II.- INTERNAL PROCEDURE FOR ENGAGING THE SERVICES OF AUDIT FIRMS.

According to the Company's internal procedures, the Financial Department is responsible for engaging external auditors when companies are acquired (due diligence) or other special work is performed that requires external auditors.

Moreover, the engagement from the external auditor of Grupo Ferrovial, S.A., its subsidiaries or an entity related to the audit firm of any professional consulting or advisory service other

than the review of the financial statements must be authorised beforehand by the CFO.

III.- RESTRICTIONS ON HIRING ANALYSTS.

The Nomination and Remuneration Committee establishes measures to check that Ferrovial does not hire, as employees or senior managers, persons who have covered the company at a rating agency in the two years after leaving such agency.

B.1.29. Indicate whether the audit firm performs work for the company and/or its group other than auditing and, if so, state the fees received for such work and those fees as a percentage of total fees billed to the company and/or its group.

YES [X] NO [ ]

	Company	Group	Total
Fees for work other than auditing (thousand euro)	13	1.334	1.347
Fees for work other than auditing/Total fees billed by the audit firm (%)	8,025	27,350	26,729

B.1.30. Indicate the number of consecutive years that the current audit firm has been auditing the financial statements of the company and/or its group. Also, indicate the number of years audited by the current audit firm as a percentage of the total number of years in which the financial statements have been audited:

	Company	Group
Number of consecutive years	4	4

	Company	Group
No. of years audited by the current audit firm/No. of years that the company has been audited (%)	22.220	22.220

B.1.31. Indicate the stakes owned by members of the company's board of directors in companies whose activity is the same, analogous or complementary to the corporate purpose of the company and its group that have been

notified to the company. Also, indicate the positions they hold or the functions they perform in those companies:

Name of director	Company name	Stake (%)	Position or functions
MR. JOAQUIN AYUSO GARCIA	CINTRA CONCESIONES DE INFRAESTRUCTURAS DE TRANSPORTE, S.A.	0.001	VICE-CHAIRMAN [SEE ADDITIONAL INFORMATION B.1.6 AND SECTION G]
MR. SANTIAGO EGUIDAZU MAYOR	CINTRA CONCESIONES DE INFRAESTRUCTURAS DE TRANSPORTE, S.A.	0.002	
MR. JOSE MARIA PEREZ TREMPS	CINTRA CONCESIONES DE INFRAESTRUCTURAS DE TRANSPORTE, S.A.	0.001	DIRECTOR

B.1.32. Indicate whether there is a procedure for directors to engage external consultants and, if so, provide details.

YES [X] NO [ ]

Detail the procedure
Article 30 of the Board of Directors Regulation establishes that, in order to assist them in discharging their duties, directors may request the engagement, at the Company's expense, of legal, accounting and financial consultants and other experts for major, complex problems. The Regulation also establishes that the request for the engagement of external consultants must be made to the Company Chairperson and it delimits the cases where the Board of Directors can reject the request. As stated in section B.1.25, there is a specific provision that enables members of the Audit and Control Committee to be assisted by experts in the discharge of their duties.

B.1.33. Indicate whether there is a procedure for directors to have the necessary information to prepare for the meetings of the governing bodies with sufficient time and, if so, provide details.

YES [X] NO [ ]

Detail the procedure
The Board drafts an annual meeting schedule. Board of Directors meetings are convened by written notice addressed personally to each director, with the necessary documentation about the agenda, at least one day before the date of the meeting, except in the event of extraordinary circumstances. Also, the Board of Directors Regulation allows directors to request information directly from senior management, giving notice of this to the Chairperson of the Company, and request information that they may reasonably need from the Chairperson, CEO or Board Secretary.

B.1.34. Indicate if the company's directors have third-party liability insurance.

YES [X] NO [ ]

B.2. Board of Directors' Commissions

B.2.1. List the bodies:

Name of body	No. of members	Functions
EXECUTIVE COMMITTEE	7	See section B.2.3.
AUDIT AND CONTROL COMMITTEE	4	See section B.2.3.
NOMINATION AND REMUNERATION COMMITTEE	4	See section B.2.3.

B.2.2. Indicate all the Board of Directors committees and their members:

EXECUTIVE OR DELEGATE COMMITTEE

Name	Position
MR. RAFAEL DEL PINO Y CALVO-SOTELO	CHAIRMAN
MR. SANTIAGO BERGARECHE BUSQUET	MEMBER
MR, JAIME CARVAJAL URQUIJO	MEMBER
MR. JOAQUIN AYUSO GARCIA	MEMBER
MR. SANTIAGO EGUIDAZU MAYOR	MEMBER
MS. MARIA DEL PINO Y CALVO-SOTELO	MEMBER
MR. JOSE MARIA PEREZ TREMPS	DIRECTOR AND SECRETARY

AUDIT COMMITTEE

Name	Position
MR. GABRIELE BURGIO	CHAIRMAN
MR. SANTIAGO EGUIDAZU MAYOR	MEMBER
PORTMAN BAELA S.L.	MEMBER
MR. JUAN ARENA DE LA MORA	MEMBER
MR. JOSE MARIA PEREZ TREMPS	SECRETARY (NOT A MEMBER)

NOMINATION AND REMUNERATION COMMITTEE

Name	Position
MR, JAIME CARVAJAL URQUIJO	CHAIRMAN
MR. SANTIAGO BERGARECHE BUSQUET	MEMBER
MR. GABRIELE BURGIO	MEMBER
MR. JUAN ARENA DE LA MORA	MEMBER

STRATEGY AND INVESTMENT COMMITTEE

Name	Position

B.2.3. Describe the rules that govern each board committee and their responsibility.

I.- DELEGATE COMMITTEES: THE EXECUTIVE COMMITTEE.

The Board of Directors has an Executive Committee to which it expressly delegated all the powers corresponding to the Board of Directors, except the powers that cannot be delegated under the law or the Bylaws.

It is entrusted with proposing and overseeing Ferrovial's financial, commercial and investment strategies.

The rules governing the Executive Committee are based on the same principles governing the Board of Directors and are contained in the Board Regulation.

In the Board of Directors meeting immediately subsequent to a meeting of the Executive Committee, the Board members are notified of the resolutions approved at the Executive Committee meeting and are supplied with a copy of the minutes.

II.- ADVISORY COMMITTEES OF THE BOARD.

II.A).- COMMON RULES OF ORGANISATION AND FUNCTIONING.

The advisory committees are the Audit and Control Committee and the Nomination and Remuneration Committee. Both were created in 1999 and comprise only external directors, in accordance with the Board Regulation.

In accordance with the Board Regulation, the Chairpersons of both Committees are independent directors.

In both committees, the minimum number of members is 4 and the maximum 6.

The Committees regulate their own functioning and, where not specifically envisaged, the rules established in the Regulation in relation to the Board apply.

II.B).- RESPONSIBILITY OF THE ADVISORY COMMITTEES.

The Committees are empowered to inform, supervise, advise and propose on the matters in their power. The committees' powers of proposal do not preclude the possibility of the Board deciding on such matters on its own initiative, while duly consulting the corresponding committee.

According to the Board Regulation, a decision which clashes with a Committee's recommendations can only be adopted with a resolution by the Board of Directors.

II.B.1).- AUDIT AND CONTROL COMMITTEE.

It has the following powers:

(a) EXTERNAL AUDITORS:

- Propose to the Board of Directors, for submission to the Shareholders' Meeting, the appointment of the external auditors of the Company and its consolidated group, including the conditions of the engagement, the scope of the professional mandate and, if appropriate, revocation or non-renewal.

The Audit and Control Committee can never propose to the Board of Directors to engage an audit firm where the fees it plans to pay, under all headings, exceed 5% of the firm's total revenues in the last business year.

- The auditor's mandate shall be for three years and it can be renewed for one-year periods if the Committee believes that the services received are satisfactory for the Company in terms of professional quality and remuneration. In any case, in order to check the external auditor's competitiveness, every five years the Audit and Control Committee shall assess the services received.

- Liaise between the Board of Directors and the external auditors, and assess the results of each audit. In particular,

liaise with the external auditors to receive information about matters that may jeopardize their independence and other actions related to the audit process as well as other communications envisaged in the audit legislation and audit technical standards.

- Establish appropriate measures to ensure that the advisory and consulting services provided by the audit firm (or companies in its group) do not jeopardise the external auditor's independence.

(b) INTERNAL AUDITORS:

- Supervise the internal audit units and, in particular, analyse, approve and check compliance with the internal audit plan, if appropriate, and other supplementary plans approved in each case. Ascertain the degree of compliance with the corrective measures recommended by the internal audit units.

- Establish measures so that internal audit units can report irregularities and non-compliance they observe in this connection that significantly affect the Ferrovial Group's net worth, earnings or reputation.

- Ensure that the internal audit units have the necessary human, technical and material resources and the necessary ability to perform their functions.

- Be informed of, and report upon, the process to appoint or replace the internal audit manager.

(d) FINANCIAL REPORTING:

- Be aware of the company's financial reporting process and the internal control systems and monitor compliance with the legal requirements and the correct application of generally-accepted accounting principles. Inform the Board of changes in accounting criteria and of any possible risks.

- Supervise the information that the Board of Directors must approve and include in the company's annual public documentation.

- Assist the Board of Directors in its task of ensuring the accuracy and reliability of the financial information that the Company must provide periodically to the markets, investors and authorities, in accordance with the applicable regulations.

(e) CORPORATE GOVERNANCE:

- Examine compliance with the Code of Corporate Governance and the Internal Code of Conduct relating to the Securities Markets and propose any necessary improvements. Specifically, advise on exemptions and other authorisations which the Board of Directors may grant with regard to directors' duties, and on Company transactions with shareholders, directors and senior management which require the prior approval of the Board in accordance with this Regulation.

(f) RISK CONTROL:

- Periodically analyse and assess the businesses' main risks, and risk management and control systems.

(g) SENIOR MANAGEMENT:

- Receive information and, if appropriate, issue a report on disciplinary measures against members of the Company's senior management team.

(h) INFORMATION FOR THE SHAREHOLDERS' MEETING:

- Inform the Shareholders' Meeting on the matters raised by the shareholders relating to its areas of competence.

II.B.2) NOMINATION AND REMUNERATION COMMITTEE.

This Committee has the following powers:

(a) APPOINTMENT OF DIRECTORS:

- Draft and review the criteria to be applied as to the composition of the Board of Directors and the selection of candidates.

- Advise on the proposed appointment of directors so that the Board may appoint them directly (co-option) or refer the proposals to the Shareholders' Meeting.

(b) DESIGNATION OF BOARD POSITIONS:

- Advise on the appointment of the CEO.

- Advise on the appointment of the Secretary and Vice-Secretary to the Board of Directors.

- Propose the members who will form part of each Committee.

(c) BOARD REMUNERATION:

- Propose the system and amount of annual remuneration for Directors.

(d) SENIOR MANAGEMENT APPOINTMENTS, REMUNERATION AND CONTRACTS:

- Inform the appointment or removal of executives who are directly accountable to the CEO.

- Advising on the contracts and remuneration system for senior management.

- Establish measures to check that Ferrovial does not hire, as employees or senior managers, persons who have covered the Company at a rating agency in the two years after leaving such agency.

(e) APPOINTMENTS AT SUBSIDIARIES:

- Inform the appointment of the persons to represent Ferrovial on the Boards of Directors of the main subsidiaries and investees that the Board determines;

B.2.4. Indicate each committee's powers to advise, consult and delegate:

Name of committee	Brief description
EXECUTIVE COMMITTEE	ALL THE BOARD'S POWERS EXCEPT THOSE NON-DELEGABLE BY LAW OR THE COMPANY BYLAWS. IT IS ENTRUSTED WITH FERROVIAL'S FINANCIAL, COMMERCIAL AND INVESTMENT STRATEGIES.
AUDIT AND CONTROL COMMITTEE	IT HAS THE POWER TO DISCLOSE, ADVISE AND PROPOSE MATTERS ON: APPOINTMENT OF, AND RELATIONS WITH, EXTERNAL AUDITORS; APPOINTMENT OF, AND RELATIONS WITH, INTERNAL AUDITORS; FINANCIAL INFORMATION; CORPORATE GOVERNANCE; RISK CONTROL; AND OTHER MATTERS.
NOMINATION AND REMUNERATION COMMITTEE	IT HAS THE POWER TO DISCLOSE, ADVISE AND PROPOSE MATTERS ON: APPOINTMENT OF DIRECTORS; BOARD POSITIONS; APPOINTMENTS, REMUNERATION AND CONTRACTS OF SENIOR MANAGEMENT; APPOINTMENTS AT SUBSIDIARIES; AND OTHER MATTERS.

B.2.5. Indicate if there are any Board committee regulations, where they can be consulted, and amendments made in the year. Also, indicate if an annual report on each committee's activities has been drafted voluntarily .

I.- BOARD COMMITTEE REGULATIONS: BOARD REGULATION.

The Executive Committee is governed by the Board Regulation and, where applicable, by the rules laid down for the Board of Directors.

The composition, positions, functioning rules and powers of the Audit and Control Committee are governed by the Bylaws.

Moreover, the Board of Directors Regulation establishes that the advisory committees shall regulate their own function and, where there are no specific provisions, the rules of functioning established by the Regulation in relation to the Board shall apply, provided that they are compatible with the committee's nature and purpose.

II.- CONSULTING THE BOARD REGULATION.-

The Board of Directors Regulation is registered at the Mercantile Registry and can be accessed via the corporate web site (www.ferrovial.com).

III.- ANNUAL REPORT BY THE AUDIT AND CONTROL COMMITTEE.-

The Audit and Control Committee drafts an annual report on its activities that is included in the Company's management report.

Its Chairperson also informs the Shareholders' Meeting of this Committee's activities.

B.2.6. If there is an executive committee, state the degree of delegation and the independence given to adopt resolutions on the company's administration and management.

The Executive Committee has been delegated with all the powers corresponding to the Board of Directors, except the powers that cannot be delegated under law or the Bylaws.

The Executive Committee is entrusted with proposing and overseeing Ferrovial's financial, commercial and investment strategies.

In the Board of Directors meeting immediately subsequent to a meeting of the Executive Committee, the Board members are notified of the resolutions approved at the Executive Committee meeting and are supplied with a copy of the minutes.

B.2.7. Indicate if the executive committee's composition reflects the composition of the board in terms of director type:

YES [X] NO [ ]

If not, detail the composition of the executive committee.

B.2.8. If there is a nomination committee, indicate if all the members are external directors:

YES [X] NO [ ]

C RELATED-PARTY TRANSACTIONS

C.1. Detail significant transactions involving a transfer of funds or liabilities between the company or subsidiaries in its group and significant shareholders of the company:

Name of significant shareholder	Name of group company or entity	Nature of relationship	Type of transaction	Amount (thousand euro)
MEMBERS OF THE "CONTROLLING FAMILY GROUP" / ENTITIES RELATED TO THEM	FERROVIAL SERVICIOS, S.A. / SUBSIDIARIES	Commercial	Provision of services	480
MEMBERS OF THE "CONTROLLING FAMILY GROUP" /ENTITIES RELATED TO THEM	FERROVIAL SERVICIOS, S.A. / SUBSIDIARIES	Commercial	Provision of services	342
MEMBERS OF THE "CONTROLLING FAMILY GROUP" / ENTITIES RELATED TO THEM	FERROVIAL SERVICIOS, S.A. / SUBSIDIARIES	Commercial	Provision of services	181
MEMBERS OF THE "CONTROLLING FAMILY GROUP" / ENTITIES RELATED TO THEM	FERROVIAL CONSERVACION, S.A.	Commercial	Receipt of services	176
MEMBERS OF THE "CONTROLLING FAMILY GROUP" / ENTITIES RELATED TO THEM	FERROVIAL AGROMAN, S.A. / SUBSIDIARIES		Provision of services	373
MEMBERS OF THE "CONTROLLING FAMILY GROUP" / ENTITIES RELATED TO THEM	FERROVIAL AGROMAN, S.A. / SUBSIDIARIES		Provision of services	2,699
MEMBERS OF THE "CONTROLLING FAMILY GROUP" / ENTITIES RELATED TO THEM	FERROVIAL INMOBILIARIA, S.A. / SUBSIDIARIES		Provision of services	128
MEMBERS OF THE "CONTROLLING FAMILY GROUP" / ENTITIES RELATED TO THEM	FERROVIAL GROUP COMPANIES		Provision of services	19

C.2. Detail transactions involving a significant transfer of funds or liabilities between the company or subsidiaries in its group and directors or executives of the company:

Name of director or executive	Name of group company or entity	Nature of transaction	Type of transaction	Amount (thousand euro)

MR. RAFAEL DEL PINO Y CALVO-SOTELO	FERROVIAL AGROMAN, S.A. / SUBSIDIARIES	COMMERCIAL	Provision of services	520
MR. RAFAEL DEL PINO Y CALVO-SOTELO	FERROVIAL AGROMAN, S.A. / SUBSIDIARIES	COMMERCIAL	Provision of services	17
MR. RAFAEL DEL PINO Y CALVO-SOTELO	FERROVIAL SERVICIOS, S.A. / SUBSIDIARIES	COMMERCIAL	Provision of services	19
MR. RAFAEL DEL PINO Y CALVO-SOTELO	FERROVIAL SERVICIOS, S.A. / SUBSIDIARIES	COMMERCIAL	Provision of services	18
MR. NICOLÁS VILLEN JIMENEZ	FERROVIAL INMOBILIARIA, S.A. / SUBSIDIARIES	COMMERCIAL	Sale of goods (finished or otherwise)	259
MR. ALVARO ECHÁNIZ URCELAY	FERROVIAL INMOBILIARIA, S.A. / SUBSIDIARIES	COMMERCIAL	Sale of goods (finished or otherwise)	397
Banco Español de Crédito, S.A.	FERROVIAL GROUP COMPANIES	COMMERCIAL	Provision of services	1,196
Banco Español de Crédito, S.A.	FERROVIAL GROUP COMPANIES	COMMERCIAL	Receipt of services	3,880
Banco Español de Crédito, S.A.	FERROVIAL GROUP COMPANIES	COMMERCIAL	Interest paid	4,398
Banco Español de Crédito, S.A.	FERROVIAL GROUP COMPANIES	COMMERCIAL	Interest charged	9,144
Banco Español de Crédito, S.A.	FERROVIAL GROUP COMPANIES	COMMERCIAL	Guarantees and bonds	323,900
Banco Español de Crédito, S.A.	FERROVIAL GROUP COMPANIES	COMMERCIAL	Finance agreements: Other	47,800
Banco Español de Crédito, S.A.	FERROVIAL GROUP COMPANIES	COMMERCIAL	Finance agreements: loans	200,600
LAFARGE ASLAND	FERROVIAL GROUP COMPANIES	COMMERCIAL	Acquisition of goods (finished or otherwise)	5,186
ASEA BROWN BOVERI	FERROVIAL SERVICIOS, S.A. / SUBSIDIARIES	COMMERCIAL	Provision of services	2
ERICSSON	FERROVIAL SERVICIOS, S.A. / SUBSIDIARIES	COMMERCIAL	Provision of services	6,611
AVIVA	FERROVIAL GROUP COMPANIES	COMMERCIAL	Receipt of services	1,729
BANKINTER, S.A.	FERROVIAL GROUP COMPANIES	COMMERCIAL	Provision of services	10
BANKINTER, S.A.	FERROVIAL GROUP COMPANIES	COMMERCIAL	Finance agreements: loans	38,600
BANKINTER, S.A.	FERROVIAL GROUP COMPANIES	COMMERCIAL	Receipt of services	173
BANKINTER, S.A.	FERROVIAL GROUP COMPANIES	COMMERCIAL	Interest paid	1,730
BANKINTER, S.A.	FERROVIAL GROUP COMPANIES	COMMERCIAL	Interest charged	1,490
BANKINTER, S.A.	FERROVIAL GROUP COMPANIES	COMMERCIAL	Finance agreements: Other	62,100
BANKINTER, S.A.	FERROVIAL GROUP COMPANIES	COMMERCIAL	Guarantees and bonds	40,200
TPI	FERROVIAL INMOBILIARIA, S.A. / SUBSIDIARIES	COMMERCIAL	Receipt of services	6
NH HOTELES AND COMPANIES IN ITS GROUP	FERROVIAL GROUP COMPANIES	COMMERCIAL	Receipt of services	111

NH HOTELES AND COMPANIES IN ITS GROUP	FERROVIAL SERVICIOS, S.A. / SUBSIDIARIES	COMMERCIAL	Provision of services	6

C.3. Detail the significant transactions between the company and other companies in the group, except those that are eliminated in consolidation or do not form part of the company's normal operations with regard to their purpose and conditions:

Name of the group's subsidiary	Brief description of transaction	Amount (thousand euro)

C.4. Identify any conflicts of interest of company directors, in accordance with article 127 ter of the Spanish Corporations Law.

In 2006, the director Mr. Santiago Eguidazu Mayor informed the Company of a conflict of interest since Nmas1, the company of which Mr. Eguidazu is Chairman, provided advisory services to one of the companies which bid to acquire Grupo Ferrovial's real estate division in the process of divesting that division. Mr. Eguidazu withdrew from the meeting on all occasions on which the Board of Directors discussed this divestment transaction.

C.5. Detail the mechanisms established for detecting, determining and resolving possible conflicts of interest between the company and/or its group, and its directors, executive or significant shareholders.

In accordance with the Board of Directors Regulation, directors must strive to avoid situations that might involve a conflict of interest between the company and companies in its group and must provide the Board Secretary with due advance notice of any such situations.

If required, the matter is submitted to the Board of Directors.

Directors must not attend or intervene in the debates on matters in which they have a personal interest.

Those obligations also apply to controlling shareholders, senior management and persons related to any of them.

Moreover, proprietary directors are specifically obliged to inform the company of any situations that may involve a conflict of interest between the shareholders who proposed their appointment and

Grupo Ferrovial, and must abstain from participating in the corresponding decisions.

D RISK CONTROL SYSTEMS

D.1. Describe the risk policy of the company and/or its group, detailing and assessing the risks covered by the system, and justify why those systems conform to each type of risk.

RISK POLICY AND RISKS COVERED BY THE CONTROL SYSTEM.

Introduction

Since 2003, Ferrovial has had a comprehensive risk management system in place that covers all its business activities worldwide, including investees where it has influence over management.

In a dynamic, competitive environment, this system is a major instrument for strategic business management, contributing to appropriate handling of the factors that may affect the attainment of the economic and operating objectives in the medium and long term. Ferrovial considers that comprehensive, sound, active risk management contributes to creating value both for shareholders and for other stakeholders.

The risk policy and risk management system arising from it are governed by the following principles:

- The ultimate goal of risk management is to contribute to generating sustainable profits in all business areas and activities.

- The management system is conceived under a comprehensive approach, i.e. by integrating all the strategic and operational factors that make up Ferrovial's risk profile, including economic, regulatory and legal, social, political, labour and environmental factors.

- Risk management involves all levels of the organisation with decision-making capacity, including senior management and the Board committees.

- The functions of system maintenance and risk reporting are independent of the business lines, although the latter contribute knowledge for use in analysing risks and determining the most appropriate management models in each case.

- The system contributes to balanced decisions based on a range of criteria by maintaining homogeneous, comparable yardsticks independently of the nature of the risk being evaluated.

The Company's main risks

Ferrovial operates in countries with different social and economic situations and regulatory frameworks. In this context, a range of risks arise that are considered to be inherent to Ferrovial's businesses and sectors.

In general, Ferrovial believes that significant risks are those that may compromise the profitability of its activities, the financial solvency of the company or group, the corporate reputation and the personal safety of its employees.

In particular, the most significant risks covered by the system are as follows:

1. Quality risks related to deficiencies or delays in executing work or providing services to customers and users.

All the business areas have implemented quality management systems which are described in detail in section D.2 below. The system monitors key indicators on a continuous basis, measuring quality in delivered work (Construction and Real Estate) and services (Real Estate, Services and Infrastructure) in order to establish preventive measures and take early action to reduce the likelihood of the risk materialising.

Independent experts are engaged to perform satisfaction surveys so as to identify critical sources of customer and user dissatisfaction and implement measures to address those deficiencies.

2. Environmental risks:

(a) Risks arising from practices that may generate a significant environmental impact, mainly as a result of construction work, waste management or treatment, and the provision of other services.

(b) Risk of failing to comply with current regulations, specifically those related to adapting the group's new activities to the latest environmental and planning legislation.

In order to ensure the Company is fully aware of the current environmental regulations, since 2005 Ferrovial has had an on-line information system (SIGMA), accessible via the corporate intranet, which provides information about the legal requirements in environmental matters for all the production centres in a detailed, simple way; it is updated constantly.

The Quality and Environment Department also monitors forthcoming legislation, maintains close relations with legislators and participates in advisory groups so as to anticipate regulatory changes that may affect Grupo Ferrovial's activities.

The business areas with greater environmental risks (Construction and Services) have also implemented certified environmental management systems as described in section D.2. In 2006, the Infrastructure division made progress implementing a standards-compliant (ISO 14001) environmental management system at the toll roads in Spain and the car park business, which is due to be certified in 2007.

3. Regulatory and social and political risks, particularly in the Infrastructure business:

(a) Risks of changes in the regulatory framework that might have a negative impact on the projected revenues or profit margins, mainly in the airport business.

The UK airport subsidiary (BAA) maintains stable relations with the regulator (Regulation Steering Group) in order to anticipate changes in the regulations.

(b) Risk of nationalisation of concessions without an indemnity payment (related to country-risk).

(c) Social movements opposing the construction or expansion of transport infrastructure, and organised interest groups that lobby for the elimination of tolls, or any others related to concession contracts.

With regard to this set of social and political risks, Ferrovial's investment is focused mainly in OECD countries since their political, social and economic conditions and legal certainty are considered to be sufficient and stable. In this context, the risk that the government will renationalise the concessions is sufficiently hedged by the clauses that guarantee indemnity and compensation to concession holders.

In any event, the Finance and Legal Departments monitor these social, political and regulatory risks constantly.

4. Financial risks, especially:

(a) Changes in interest rates and exchange rates for activities outside Spain.

(b) Non-payment or default by customers

5. Risks due to damage:

(a) Liability for damage to third parties while providing services.

(1) Damage to third parties due to roads in a bad state of repair, in the Infrastructure business: Liability for traffic accidents and incidents because the road is in a bad state of repair.

The quality system in place continuously monitors the level of service on the road so as to take the appropriate preventive measures.

The Corporate Insurance Department also maintains a programme of Civil Liability with levels of cover and indemnity that are appropriate to the assessed risk.

(2) Incidents or accidents with aircraft at airports managed by Ferrovial.

(3) Incidents that might affect the safety of airport users, including those deriving from terrorist threats.

The UK airport subsidiary (BAA) systematically monitors compliance with all the airport security regulations issued by the CAA (the UK authority) and ICAO (international body). The airports managed by Ferrovial have also implemented best practices under the MATRA (Multi-Agency Threat and Risk Assessment) process, which is

supported by public institutions (TRANSEC programme) and is based on cooperation and exchange of information with the various agencies (government departments, local authorities, emergency services, police, etc.).

The Corporate Insurance Department also maintains Third-Party Liability and Casualty policies that cover terrorist threats, with levels of cover and indemnity that are appropriate to the assessed risk (see section D.2).

(b) Damage to infrastructure developed or managed by Grupo Ferrovial, due basically to natural disasters.

Additionally, other more generic or less specific occupational risks are also covered, specifically the health and safety of employees (especially in construction) and damage to goods and assets of group companies.

Independently of the specifics described in this section, the management systems described in section D.2 are based on comprehensive risk management and cover all Grupo Ferrovial's areas of activity and corporate spheres.

The control systems were conceived for the effective identification, measurement, assessment and prioritisation of risks. Those systems generate sufficient reliable information to enable the various units and bodies with risk management powers to decide in each case if they should be assumed in controlled conditions, mitigated or avoided.

D.2. Indicate the control systems established to assess or reduce the main risks for the company and its group.

CONTROL SYSTEMS

Risks are identified and control measures are established in all corporate and business spheres via the system shown in the following diagram:

The procedure is based on international risk management standards (IRM, AIMC, ALARM 2002).

The information used by the system is generated through a small team that includes the heads of the Finance, Quality & Environment, Human Resources, and Legal departments, directly supervised by the General Manager of the corresponding area. All members of the work team belong to management.

The risks that are detected are assessed and prioritised by a standardised semi-qualitative procedure based on a system of relevant reliable indicators; in each case, the control and management measures established are described. This information is transmitted periodically to the corporate level, where it is compiled and cross-checked before notifying the Board's Audit and Control Committee, as detailed in section D.4. To facilitate identification of the main trends and decision-making, the system can produce graphic output integrating all the information into a comparable format ("risk map").

1. Quality management systems.

All the business areas have implemented ISO 9001-compliant quality management systems certified by accredited bodies. In all cases, those systems are implemented at the production centres through quality plans developed specifically for each one which ensure: (a) prior planning of the relevant processes for product and service quality; (b) systematic, documented control of such processes; and (c) sufficient feedback to detect systematic errors and design corrective or preventive measures in order to prevent or mitigate errors in the future.

Since 2004, the Real Estate and Construction areas have developed and implemented a new tool to control the quality of homes handed over (the "Inca" system). The system identifies critical points in processes and triggers improvement projects to increase the quality of the product delivered to the customer. The system was used on most residential real estate developments in 2006.

The most significant variables of the businesses' quality systems are grouped in indicators, which are reported to Ferrovial's Management Committee.

2. Environmental management systems.

The business areas have implemented environmental management systems that comply with at least the ISO 14001 standard and are

certified by accredited bodies. The system is being implemented in the Infrastructure area and will be certified in 2007. In the production centres, those systems are adapted to the site via an environmental management plan that envisages the systematic planning and control of the processes that involve environmental risk, the applicable legal requirements, and the establishment of quantified objectives for improving environmental performance of the production centre.

There is an ongoing environmental assessment and audit of the processes, the applicable environmental practices, and the degree of compliance with the legislation. This monitoring process is the responsibility of a technical department that is independent of the production line.

Ferrovial has an innovative environmental risk control and monitoring tool called EPI (environmental performance index), which has been validated by a government-sponsored research centre (King Juan Carlos I University in Madrid) and recognised by UNESCO's Environmental Chair. The EPI is in place in the Construction area and the design of an equivalent system for Services was completed in 2006 which was also recognised and validated by the University. Therefore, the activities with the highest environmental risk have an environmental performance indicator throughout the process and the results are reported periodically to the Management Committee and the Audit and Control Committee.

Finally, in order to ensure adequate knowledge of the current regulation on the matter, in 2005 Ferrovial developed an on-line information system (SIGMA) that can be consulted via the corporate intranet, which summarises the legal requirements in environmental matters for all the production centres in a detailed, simple way and is updated constantly.

3. Other preventive measures:

- Occupational safety systems

In all the areas and in the corporate sphere, occupational safety systems have been applied in accordance with Law 31/1995 and its implementing regulation. Safety systems are periodically audited by external bodies accredited for this purpose.

The areas with the most significant occupational risks, particularly Construction, have health and safety plans specifically designed for

each project and are continuously monitored by central services. Monitoring visits assess on-site safety measures, including all outsourced activities. The system was co-developed with *Instituto Nacional de Seguridad e Higiene en el Trabajo* under the framework of an agreement signed between Ferrovial Agromán and that body in 2004.

- Financial risk control mechanisms

Exposure to exchange rate fluctuations:

In general, management of this risk is centralised through the Finance Department, based on hedging mechanisms.

In order to ensure that projected cash flows are not affected by exchange rate fluctuations, the following are hedged:

- Multi-currency projects (awarded or in the bidding process).

- Income of foreign subsidiaries and dividends or refunds of capital expected from foreign subsidiaries.

- Intragroup loans to foreign subsidiaries

- Cash of foreign subsidiaries.

- Payments to suppliers in foreign currency.

Exposure to interest rate variations:

The objective when financing infrastructure projects is to obtain a fixed interest rate when closing the deals with the financiers. When this is not possible, the company considers hedging that risk during the entire financing term (depending on the situation and on the investment volume).

Regarding the Group's floating-rate debt, the Finance Department monitors any market changes in order to take advantage of lower interest rates. Although the trend in previous years was to be exposed to interest rates, because of the change towards a net debt position, the Group decided to hedge the recently-issued debt. Those hedges cover nominal interest rates and, in some cases, real interest rates since the revenues from the financed assets are inflation-indexed.

Non-payment or default:

The risk of non-payment by private customers, mainly in the Construction area, is mitigated by a study of their solvency prior to the signature of the contract. The contractual requirements are supervised by the legal and financial departments in order to ensure that they establish sufficient guarantees in the event of non-payment, including halting the work. During the performance of the work, the finance department continually monitors the certificates and collection documents, and their effective payment.

RISK COVERAGE SYSTEMS.

Ferrovial has a corporate insurance policy for all its activities managed through the Corporate Insurance Unit. This department is functionally and hierarchically located within the overall risk management area with a view to taking advantage of management of the group's risk profile for the purpose of optimising Ferrovial's insurance policies from a technical and economic standpoint.

Company policy requires that insurance be arranged generally for damage to own goods and infrastructure developed by group companies and for third-party liability.

Under this common policy, risks that can be transferred partly or totally via insurance policies are continually monitored to analyse and review coverage, indemnity caps, exclusions, and premium costs.

In 2006, as a result of redefining the policy on risk hedging introduced in 2005, the process continued of optimising insurance premiums and coverage in the policies signed in the various programmes in the international sphere, taking advantage of the volume and variety of the risk exposure of all the businesses and activities, particularly Services and Infrastructure.

D.3. In the event that some of the risks that affect the company and/or its group have materialised, indicate the circumstances that caused this and if the control systems worked.

RISKS THAT MATERIALISED IN 2006

In 2006, there were no risks other than those caused by the normal development of Grupo Ferrovial's various activities, which did not have significant adverse effects on the company.

In fact, when there has been a situation in which a risk could materialise, the prevention, information and control mechanisms worked effectively; therefore, the company believes that its risk management systems and resources have worked satisfactorily.

D.4. Indicate if there is a committee or other body in charge of establishing and supervising those control measures, and detail their functions.

BODIES RESPONSIBLE FOR RISKS

A Quality & Environmental Department was created in 2003 that is directly accountable to the CEO; its powers include most of those related to coordinating, monitoring and reporting on the group's risk profile.

The Corporate Insurance Unit was created in 2004; its functions are described in section D.2 and it forms part of the Quality & Environmental Department.

The Audit Department, also part of the corporate structure, plans and works on the basis of the identified risks in order to assess the efficacy of the measures established for risk management.

In accordance with the Board of Directors Regulation, the Audit and Control Committee's powers include periodically analysing and assessing the businesses' main risks and the systems established for their management and control. The Committee spends most of its meeting schedule on this function and is periodically assisted by the heads of the aforementioned corporate departments.

D.5. Identify and describe the processes for compliance with the various regulations that affect the company and/or its group.

COMPLIANCE PROCESSES

Quality Department

The quality, environmental and occupational safety management systems are continually being assessed and audited internally. The audit plans affect both central services and the production centres. In all cases, central services audit both the business areas and the corporate department, with the cooperation of qualified technicians who know the business but are independent of the production line.

Internal audit

The Audit Department, which reports directly to the Chairperson and is at the disposal of the Board of Directors through the Audit and Control Committee, contributes to managing the risks the group faces in meeting its objectives.

The Audit Department continually analyses the control procedures and systems, organisation models and management variables of the group's main areas, including the projects within the various business lines and aspects of the various support departments. The conclusions are then reported to the heads of the areas assessed and the group's senior management, including specific recommendations aimed at implementing improvements.

The Audit Department also collaborates in investment and post-investment processes, it actively participates in fraud prevention and control, and it settles differences in internal relations between the various group companies.

To perform the aforementioned functions, the Audit Department has the knowledge and experience to enable it to have ongoing direct contact with the various businesses, and it draws on prestigious external advisors when necessary.

Code of Business Ethics

Since 2004, Grupo Ferrovial, S.A. has a Code of Business Ethics, approved by the Board of Directors, that establishes the basic business ethics principles and commitments that all its companies, employees and executives must respect and comply with in their activities.

The document complies with the company's commitment to ensure that relations between the company, its employees and other stakeholders adhere to the principles of respect for the law, ethical integrity and respect for human rights.

In parallel, the company also established a procedure for proposing improvements, making comments and criticisms, and reporting inefficient situations, inappropriate behaviour, non-compliance with the Code of Business Ethics and other matters, all of which can be done anonymously.

Procedure to protect Grupo Ferrovial's assets by preventing internal fraud

Since 2005, the Ferrovial Group has had an internal procedure to protect corporate assets by preventing behaviour that may lead to fraud.

The procedure implements the corresponding principle of the Code of Business Ethics and establishes the right and obligation to report behaviour or actions that may jeopardise Group assets either to a superior or via a system through which employees can make a report (either signed or anonymous).

E SHAREHOLDERS' MEETING

E.1. List the quorums for the shareholders' meeting established in the bylaws. Describe how they differ from the minimum requirements envisaged in the Spanish Corporations Law.

Shareholders' Meetings are validly convened, at first call, when the shareholders present or represented by proxy own at least 25% of the subscribed capital with voting rights. At second call, the Meeting is validly convened regardless of the percentage of capital in attendance.

In order for the ordinary or extraordinary Shareholders' Meeting to validly resolve on bond issues, capital increases or decreases, changes of corporate form, mergers, spin-offs, dissolution and liquidation and, generally, any amendments to the Bylaws, the

shareholders present or represented at first call must own at least 50% of the subscribed voting capital. or, at second call, at least 25%, although if the shareholders in attendance represent less than 50% of the subscribed voting capital, the resolutions referred to in this paragraph may only be validly adopted with the favourable vote of two-thirds of the capital present or represented at the Meeting.

Those provisions envisaged in the Bylaws and the Board Regulation coincide with the minimum requirements established in the Spanish Corporations Law.

E.2. Describe the system for adopting corporate resolutions. Describe how they differ from the provisions envisaged in the Spanish Corporations Law.

Resolutions are adopted by majority, in accordance with the provisions established in the Spanish Corporations Law.

E.3. Detail shareholders' rights in relation to shareholders' meetings that differ from those established in the Spanish Corporations Law.

The Shareholders' Meeting Regulation, which was approved by the Shareholders' Meeting on 26 March 2004, regulates shareholders' rights in relation to shareholders' meetings and, in addition to the provisions established in the Spanish Corporations Law, it envisages the following:

The Shareholders' Meeting in 2006 approved an amendment to the Bylaws and Shareholders' Meeting Regulation in order to incorporate new features introduced into the Spanish Corporations Law by Law 19/2005, of 14 November, on European Limited Companies domiciled in Spain, and relating to the publication of a supplement to the notice of meetings at the request of shareholders, the possibility of attending by means of distance communication, and the publication of the meeting notice earlier than required by law.

ANNOUNCEMENT OF MEETINGS:

- As soon as the likely date of the Meeting is known, the Board may post it on the company's web site or disseminate it by any other means it sees fit.

- The Board of Directors must consider the advisability of disseminating the notice of meeting via a larger number of media.

DRAFTING OF AGENDAS:

- The governing body may consider suggestions or proposals made in writing by shareholders and bearing relation to the Company's activities or interests which it deems of interest to the Meeting.

RIGHT TO BE INFORMED:

- The Company will post on its web site the text of all the resolutions proposed in the Agenda, with an explanation of the reasons for each one.

- The Company will post on its web site the replies given to shareholders in response to the questions they raise.

ATTENDANCE OF EXTERNAL AUDITORS:

- The external auditors must attend the Shareholders' Meeting.

PARTICIPATION OF THE CHAIRPERSON OF THE AUDIT AND CONTROL COMMITTEE.

- The Chairperson of the Audit and Control Committee must participate in Ordinary Shareholders' Meetings.

E.4. Indicate any measures adopted to encourage shareholders to participate in shareholders' meetings.

In accordance with the Board of Directors Regulation, one of the Board's functions is to encourage shareholder participation and adopt all appropriate measures to enable the Shareholders' Meeting to effectively perform its functions. The Board must strive to ensure that shareholders have all the necessary information so as to form an accurate opinion about the Company's performance.

The Shareholders' Meeting Regulation contains several provisions that encourage shareholders to participate:

- The Board considers the advisability of disseminating the notice of meeting via a larger number of media.

- When the governing body is aware of the likely date of the Shareholders' Meeting, it can communicate this through the Company's web site or via any other means it deems fit.

- Shareholders will be told that the Meeting is more likely to be held at first call or at second call.

- To draft the Agenda, the Board may consider the suggestions and proposals made in writing by the shareholders which bear a relation to the Company's activities and interests and which it deems to be of interest to the Meeting.

- On occasion of giving notice of the Shareholders' Meeting, the Board assesses whether there are distance means of communication enabling shareholders to vote and/or grant proxy while duly ensuring the identity of the person exercising the right to vote or, if by proxy, the identities of the proxy and shareholder, and if the use of such means is feasible.

- Shareholders entitled to attend the Shareholders' Meeting may do so by means of distance communication if the Board of Directors considers, on the occasion of each notice of meeting, that there are the technical means and legal grounds that make this form of attendance possible and reliable.

- The Company posts the text of all the proposed resolutions, and the documents and reports that are mandatory or are determined by the Board of Directors on the web site. Proposed resolutions must be accompanied by a justification.

- The Company's web site shall contain all the information deemed to be useful to enable shareholders to attend and participate in the Shareholders' Meeting, including the procedure to obtain the attendance card; instructions on how to cast or delegate votes at a distance through the means of communication envisaged in the notice, if appropriate; information on the Meeting venue and how to get there; information on any systems or procedures that enable shareholders to follow the Meeting; and information about the Investor Relations Department.

- Shareholders can follow the Meeting at a distance via audiovisual means.

- Simultaneous translation mechanisms are possible.

- The company will study measures to enable shareholders with disabilities to access the Meeting room.

- The round of questions at the Shareholders' Meeting is regulated in detail, in addition to taking the floor, shareholders may verbally request any information or clarification they see fit about the items on the Agenda.

- The rights to be informed before or during the Meeting are guaranteed to shareholders, in accordance with the Spanish Corporations Law.

E.5. Indicate if the position of chairperson of the shareholders' meeting coincides with that of the chairperson of the board of directors. Detail any measures adopted to guarantee the independence and smooth transaction of the shareholders' meeting:

YES [X] NO [ ]

Detail the measures
The Shareholders' Meeting Regulation approved by the Meeting on 26 March 2004 regulates items such as the convening, preparation and transaction of the Shareholders' Meeting and the rights attributed to the shareholders on the occasion of the Meeting. The Shareholders' Meeting regulation is considered to be appropriate for guaranteeing the transaction of the Shareholders' Meeting. Since the Company was floated on the stock exchange, Grupo Ferrovial, S.A. has requested the presence of a notary to minute the Shareholders' Meeting and perform the related functions, such as helping to organise the round of questions as the Meeting decides and minute or custody the literal statements which shareholders wish to make.

E.6. Indicate any amendments to the shareholders' meeting regulation in the year.

The current Shareholders' Meeting Regulation was approved by the Meeting on 26 March 2004 and was registered at the Madrid Mercantile Registry and notified to the CNMV.

The Shareholders' Meeting Regulation was amended by the Shareholders' Meeting on 31 March 2006 in order to incorporate new

features relating to the publication of a supplement to the notice of meetings at the request of shareholders, the possibility of attending by means of distance communication, and the publication of the meeting notice earlier than required by law, that were introduced into the Spanish Corporations Law by Law 19/2005, of 14 November, on European Limited Companies domiciled in Spain.

E.7. Indicate the attendance of the shareholders' meetings held in the year of this report:

Attendance

Date of shareholders' meeting:	% of attendance	% by proxy:	% distance vote:	Total %:
31-03-2006	3.420	69.110	0.000	72.530

E.8. Briefly indicate the resolutions adopted by the shareholders' meetings held in the year of this report and the percentage of votes that approved each resolution.

Below is a brief summary of the resolutions adopted by Board of Directors on 31 March 2006. The full text of the resolutions is available on Ferrovial's web site (www.ferrovial.com):

- ITEM ONE ON THE AGENDA: Approval of the financial statements (balance sheet, income statement and notes to financial statements) and the management report of the company, both drafted by the Board of Directors, for the year ended 31 December 2005 (approved with a favourable vote of 97.82% of the quorum).

- ITEM TWO: Approval of the financial statements (balance sheet, income statement and notes to financial statements) and the management report of the consolidated group, both drafted by the Board of Directors, for the year ended 31 December 2005 (approved with a favourable vote of 97.28% of the quorum).

- ITEM THREE: Approval of the 2005 earnings distribution and ratification of the resolution adopted by the Board of Directors on 28 October 2005 to distribute an interim dividend (approved with a favourable vote of 98.9% of the quorum).

- ITEM FOUR: Approval of the conduct of business by the Board of Directors in 2005 (approved with a favourable vote of 98.89% of the quorum).

- ITEM FIVE: Re-election of the directors Mr. Rafael del Pino y Calvo-Sotelo (approved with 98.83% of the quorum in favour), CASA GRANDE DE CARTAGENA, S.L., (approved with 98.87% of the quorum in favour), PORTMAN BAELA, S.L. (approved with 98.87% of the quorum in favour), Mr. José María Pérez Tremps (approved with 98.88% of the quorum in favour), Mr. Juan Arena de la Mora (approved with 98.88% of the quorum in favour), and Mr. Santiago Eguidazu Mayor for a term of 3 years (approved with 98.8% of the quorum in favour).

- ITEM SIX: Reappointment of PricewaterhouseCoopers Auditores, S.L. as auditors of the company and its consolidated group for 2006 (approved with 98.79% of the quorum in favour).

- ITEM SEVEN: Amendment of articles 12, 14 and 15 of the Company Bylaws in connection with convening and holding the Shareholders' Meeting and of article 26 of the Company Bylaws in connection with holding meetings of the Board of Directors (approved with 98.9% of the quorum in favour).

- ITEM EIGHT: Amendment of articles 6, 7, 8, 10, 12, 13, 17 and 18 of the Shareholders' Meeting Regulation in connection with convening and holding the Shareholders' Meeting (approved with 98.9% of the quorum in favour).

- ITEM NINE: Remuneration of the members of senior management and the Board of Directors who have executive functions; approval of a stock option plan and a remuneration system consisting of payment of part of the variable remuneration in the form of company shares (approved with 98.75% and 98.7% of the quorum in favour, respectively).

- ITEM TEN: Empowerment of the Board of Directors to increase capital by at most 70 million euro, in accordance with article 152.1.b) of the Spanish Corporations Law and, as appropriate, to exclude preferential subscription rights in accordance with article 159.2 of that Law (approved with 97.11% of the quorum in favour).

- ITEM ELEVEN: Authorisation so that, in conformity with articles 75 and related articles of the Spanish Corporations Law, the company may acquire own shares directly or via controlled companies, and revocation of the previous authorisation resolved by the Shareholders' Meeting on 18 March 2005, and authorisation to allocate some or all

of the own shares acquired to remuneration programmes whose purpose or mechanism is the delivery of shares or stock options, in accordance with article 75.1 of the Spanish Corporations Law (approved with 98.9% of the quorum in favour).

- ITEM TEN: Delegation of powers to formalise, register and execute the resolutions adopted by the Shareholders' Meeting and empowerment to formalize the deposit of the financial statements as referred to in article 218 of the Spanish Corporations Law (*Ley de Sociedades Anónimas*) (approved with 98.9% of the quorum in favour).

E.9. Indicate the number of shares required to attend the Shareholders' Meeting and if there is a bylaw restriction regarding this.

In accordance with the Shareholders' Meeting Regulation and Bylaws, all the shareholders who own at least 100 shares can attend the Shareholders' Meeting and shares can be grouped to reach that figure.

Other than that minimum, there are no bylaw restrictions on attendance.

E.10. Indicate and explain the company's policy on delegating votes in the shareholders' meeting.

Proxies at Shareholders' Meetings are governed by article 15 of the Bylaws and articles 12 and 13 of the Shareholders' Meeting Regulation. This regulation, of which we have transcribed the articles contained in the Shareholders' Meeting Regulation, is considered appropriate for guaranteeing shareholders' rights to be represented at the Meeting and delegate their vote.

ARTICLE 12 OF THE SHAREHOLDERS' MEETING REGULATION: REPRESENTATION.

1. Without prejudice to legal entities that are shareholders attending by proxy, all shareholders entitled to attend can be represented at the Shareholders' Meeting by a proxy, even if the latter is not a shareholder.

2. Proxies are always revocable. As a general rule, and provided that the date can be accredited as certain, the most recent actions made by the shareholder prior to the Meeting shall be valid. If such certainty does not exist, the shareholder's vote shall prevail over the proxy's. In any case, the shareholder's attendance in person to the Shareholders' Meeting shall revoke any proxy.

3. Proxies must be specific for each Meeting, given in writing or via the remote means of communication whose use is expressly envisaged by the governing body in the notice of meeting, provided that the requirements set out in the notice are met and, in any case, that the shareholder's identity is duly assured.

4. To be valid and, therefore, be accepted by the Company, the documents that contain proxies for the Meeting must include at least the following items:

a) Date of the Shareholders' Meeting and the Agenda.

b) Identity of the shareholder and proxy. If not specified, it is understood that the proxy was granted interchangeably to the Chairperson of the Board of Directors, the CEO, the Secretary of the Board of Directors or any other member of the governing body who, for this purpose, is determined specifically in each notice of meeting.

c) Number of shares owned by the shareholder granting the proxy.

d) Voting instructions on each item on the Agenda.

5. The Chairperson, the Secretary of the Shareholders' Meeting or the persons designated by them are empowered to determine the validity of proxies and compliance with the requirements for attending the Meeting.

6. The power to grant proxy shall be without prejudice to the provisions of the law with regard to representation by family members or general powers of attorney.

ARTICLE 13 OF THE SHAREHOLDERS' MEETING REGULATION. PUBLIC SOLICITATIONS OF PROXIES.

1. When the Company's Directors, securities depositories or the companies in charge of registering the book-entries solicit proxies for

themselves or for others and, in general, provided that the solicitation is made publicly, the rules contained in the Spanish Corporations Law and implementing regulations shall be applicable. In particular, the document containing the proxy must include, in addition to the items stated in Article 12.4, which way the proxy must vote if precise instructions are not given.

2. Members of the governing body who obtain public proxies cannot exercise the right to vote relating to the shares they represent in the items on the Agenda in which they are in conflict of interests and, in any case, regarding the following decisions:

a) Their appointment or ratification as members of the governing body.

b) Their dismissal or removal as members of the governing body.

c) Shareholder derivative suits against them.

d) Approval or ratification, as the case may be, of Company transactions with those members of the governing body, or companies controlled by them or that they represent, or persons acting on their behalf.

3. The proxy may also include items that, though not envisaged in the Agenda, can be transacted at the Shareholders' Meeting in accordance with law; in this case, the preceding paragraph is also applicable.

E.11. Indicate if the company is aware of the institutional investors' policy of participation in company decisions:

YES [ ] NO [X]

Describe the policy:

E.12. Indicate the web site and the way in which to access corporate governance content on the company's web site.

The home page of the company's web site (www.ferrovial.com) has a link to the corporate governance section.

Furthermore, the corporate governance section can also be accessed from the "Information for shareholders and investors" section.

The web site conforms to the form and content required by the CNMV Circular 1/2004, dated 17 March.

F DEGREE OF COMPLIANCE WITH CORPORATE GOVERNANCE RECOMMENDATIONS

Indicate the degree of compliance or non-compliance with existing corporate governance recommendations.

In the event of not complying with some recommendations, detail the recommendations, regulations, practices or criteria applied by the company.

If the single document referred to by Order ECO/3722/2003, dated 26 December, has not been drafted, the recommendations of the Olivencia Report and Aldama Report should be used as reference to complete this section.

I.- CORPORATE GOVERNANCE RESPONSIBILITY.-

In accordance with the Board of Directors Regulation, the Secretary is in charge of verifying the Company's compliance with the corporate governance regulations and of interpreting them, as well as analysing corporate governance recommendations with a view to their possible inclusion in the company's internal regulations.

In accordance with the Board Regulation, the Audit and Control Committee supervises compliance with the corporate governance regulation and proposes improvements and, specifically, advises beforehand on exemptions and other authorisations that the Board of Directors may grant with regard to directors' duties, and on company transactions with shareholders, directors and senior management which require the prior approval of the Board in accordance with the Regulation.

II.- APPLICATION OF THE UNIFIED CODE OF CORPORATE GOVERNANCE

Since the Unified Code of Corporate Governance was approved by the Comisión Nacional del Mercado de Valores Board on 22 May 2006, the Company has been working to analyse its recommendations and in 2006 it took steps with a view to adopting a policy for applying it in its practices and internal regulations.

As a result of that work, the Company plans to present to the first Shareholders' Meeting in 2007 a proposal to amend the Bylaws and the Shareholders' Meeting Regulation and to approve a new text of the Board of Directors Regulation so that the recommendations are implemented and monitored during the year with a view to discussing them in the Annual Corporate Governance Report for 2007, which will be approved in 2008.

III.- APPLICATION OF THE OLIVENCIA AND ALDAMA REPORTS.

As stated in the Introduction, since the IPO, Grupo Ferrovial, S.A. has sought to transmit information on corporate governance to the market and its shareholders through the corresponding corporate governance reports.

- In the years since the publication of the "Report by the Special Commission to study an ethical code for Boards of Directors" (the Olivencia Report), a detailed analysis of each recommendation has been made.

- Compliance with those recommendations was subsequently completed when most of the governance recommendations contained in the "Report by the special commission to foster transparency and security in the markets and in listed companies" (the Aldama Report) were incorporated into the internal regulations.

In short, the following corporate governance recommendations were included in the Board of Directors Regulation, the Internal Code of Conduct in Matters Relating to the Securities Markets, and the Shareholders' Meeting Regulation:

(i) Composition of Board of Directors:

* Definition of the various types of Directors.

* Inclusion of the incompatibilities of external Directors with regard to commercial or professional relations with the Company.

- Definition of independent directors and the requirements for being appointed as such.

- Regulation of external Directors not classified as proprietary or independent Directors.

- Provision that proprietary and independent Directors cannot be removed.

- Inclusion of a significant proportion of independent directors in the Board of Directors.

(ii) Directors' duties:

- Inclusion, in the internal regulation, of a procedure for the Shareholders' Meeting or the Board to exempt Directors from certain duties.

- Extension of duties of loyalty to controlling shareholders and senior executives.

- Regulation of conflicts of interest between the shareholder who proposes a proprietary director and the Company.

- Directors' right to contact senior management, for the purposes of information, and to be assisted by external professionals and obtain information from the Secretary (among others) to perform their functions.

- Directors' obligation to notify the company of share acquisitions or sales within 48 hours.

- Prohibition on holding executive positions in competing companies.

- Directors' duty to inform the company of claims against them.

(iii) Board functions:

- Obligation of the Board to analyse Ferrovial's budget and strategic guidelines and to monitor the Company's financial statements, at least every quarter, and supervise periodic public reporting.

- Presentation of a triple balance sheet: economic, social and environmental.

- Obligation of the Chairman, CEO and CFO to certify the correctness and completeness of the content of the financial statements.

- Obligation of Board to draft the accounts clearly and accurately.

- Obligation of the Board to ensure that shareholders have all the information so that they can make an informed opinion about the Company's performance.

(iv) Board Committees:

- Obligation of the Audit and Control Committee to issue an Annual Report about its activities.

- Empowerment to the Nomination and Remuneration Committee to establish measures to check that Ferrovial does not hire, as employees or senior managers, persons who have covered the company at a rating agency in the two years after leaving such agency.

- Empowerment to the Audit and Control Committee to appoint or replace the internal audit manager.

- Empowerment to the Audit and Control Committee to inform the Board regarding changes in accounting methods.

(v) Regarding Board and senior management remuneration:

- Consideration of any qualifications in the external auditors' report that have a significant impact on the corresponding year's profit and loss account when determining Directors' remuneration based on Company earnings.

- Itemised disclosure of individual directors' remuneration.

- Itemised disclosure of individual senior management remuneration.

IV.- OTHER CORPORATE GOVERNANCE RECOMMENDATIONS APPLIED BY THE COMPANY.

Other measures were also adopted to promote transparency and corporate governance:

- Extension of the Audit and Control Committee's powers to propose to the Board, for submission to the Shareholders' Meeting, the appointment of the external auditors of the company and its consolidated group.

- Implementation of a procedure for the Audit and Control Committee to assess the external auditor's competitiveness.

- Empowerment to the Audit and Control Committee to monitor internal audits, check the internal audit plan and, where appropriate, establish measures so that internal audit units can report irregularities and non-compliance, as set out in the Board Regulation.

- Prohibition of Directors from being Directors or executives of a competing company.

- Prohibition of directors from providing representation or consultancy services to competing companies unless they obtain authorisation from the Board based on a report by the Audit and Control Committee.

- Prohibition of directors from providing services of special importance to, and from being a director of, a competing company within the two years after they cease to be members of the Board, unless exempted.

- Obligation of Directors to inform the Company of other Directorships or Senior Management positions that they hold at other companies which are not competitors.

- Extension of directors' duties, as well as those of senior management and controlling shareholders, to individuals representing directors which are legal entities and other managers individually appointed by the Board.

V.- COMMENTS ON RECOMMENDATIONS NOT INCLUDED IN INTERNAL REGULATIONS.

There have been some changes with respect to previous years' reports.

- Standardisation of attendance cards: Grupo Ferrovial believes that it lacks the possibility of intervening in the process of issuance of attendance cards by depositories. Nevertheless, since 2004, the Company has issued shareholders with its own card in order to facilitate remote proxy-granting or voting, having found that this does not impede or hinder due accreditation of the identity of the person delegating or voting and of his/her standing as shareholder; that card does not replace the one issued by depositories. The company intends to continue complying with those requirements for this practice.

- Convening of the Shareholders' Meeting with more advance notice than required by law: The Law on European Corporations domiciled in Spain

(Law 19/2005, dated 14 November) amended the Spanish Corporations Law, including, among other factors, convening the Shareholders' Meeting with more advance notice. Therefore, although this recommendation may still be in force, the legal context has changed significantly. Nevertheless, to complement the content of those legal obligations, the company undertakes to unofficially announce the date planned for the Meeting before the formal announcement.

- Submission of some business decisions to the Shareholders' Meeting. It was considered appropriate not to introduce changes in the allocation of responsibilities between the Board and the Shareholders' Meeting. It was also considered very appropriate to ensure that the Company has, at all times, the ability to make decisions rapidly, which is sometimes incompatible with complying with the deadlines in convening a Shareholders' Meeting.

In any case, Ferrovial maintains and will maintain complete transparency with shareholders regarding significant transactions and projects, and not only through the Shareholders' Meeting.

- Definition and dissemination of the policy for institutional investor participation. Ferrovial considers that these obligations should not be regulated specifically by issuers because they would lead to a disparity of conditions with respect to institutional investors.

- Creation of a Strategy and Investment Committee. As the Board of Directors has an Executive Committee, Ferrovial believes that it is not necessary to create another committee specialising in this matter since those functions are performed appropriately by the Executive Committee.

- Rules governing protection measures in the event of dismissal or changes in control. Adoption of any such measures in favour of Senior Management requires a prior report by the Nomination and Remuneration Committee. In accordance with the Board Regulation, one of the Board's functions is to approve the remuneration policy and the remuneration for Senior Management. The need for a resolution for approval by the Shareholders' Meeting was not considered to be necessary. Apart from that, the Company undertakes to inform the market on those matters.

- Book provisions in the balance sheet for excess indemnities envisaged in protection clauses. Ferrovial does not consider it necessary to implement a special, specific imperative regulation for provisions.

Ferrovial believes that its provision accounting correctly and completely reflects the net worth situation in all respects.

The section on Board of Directors remuneration (Section G, in the note on Section B.1.9) gives supplementary information on this matter.

G OTHER INFORMATION OF INTEREST

If you believe that a significant principle or item relating to corporate governance practices applied by your company has not been disclosed in this report, provide information.

This section can include any other information, clarification or qualification related to the aforementioned sections of this report provided that they are significant and are not repetitive.

Specifically, indicate if the company is subject to corporate governance legislation other than Spain's and, if so, include the obligatory disclosures that differ from those required in this report.

NOTES

SECTION A.3.: TABLE ON HOLDINGS BY MEMBERS OF THE BOARD OF DIRECTORS IN THE COMPANY'S CAPITAL: the directors Rafael, Fernando and María del Pino y Calvo-Sotelo are part of the "family group" that indirectly controls 58.315% of share capital through Portman Baela, S.L., as described in section A.4.

SECTION A.3.: STAKE HELD BY MEMBERS OF THE BOARD OF DIRECTORS AS A PERCENTAGE OF TOTAL CAPITAL STOCK: The Board's aggregate holding, not including the significant shareholders, amounted to 0.491% (689,063 shares) at 31 December 2006.

SECTION A.3.: RIGHTS ON SHARES OF THE COMPANY: In the following note on directors' remuneration, there is information on the remuneration system that led to those allocations to executive directors.

SECTION A.4.: In addition to the disclosures in this section, note that Rafael del Pino y Moreno is Honorary Chairman of Grupo Ferrovial S.A. and Leopoldo del Pino y Calvo-Sotelo is an executive at Cintra in Spain.

SECTION B.1.8.A): DIRECTORS' REMUNERATION: Grupo Ferrovial, S.A. wishes to publicly disclose individual directors' remuneration, in accordance with the bylaws.

Accordingly, this document and the annual report contain a breakdown of the per diems and attendance fees for the Board of Directors, Executive Committee and Advisory Committee meetings, and the bylaw-mandated amounts, in accordance with the calculation detailed in section B.1.11:

	Per diems	Bylaw-mandated fees	TOTAL
Mr, Rafael del Pino y Calvo-Sotelo	67,000.00	92,961.54	159,961.54
Mr, Santiago Bergareche Busquet	63,750.00	81,341.35	145,091.35
Mr, Jaime Carvajal Urquijo	65,000.00	58,100,96	123,100.96
Mr, Joaquín Ayuso García	53,000.00	46,480.77	99,480.77
Mr, Fernando del Pino y Calvo-Sotelo	42,500.00	46,480.77	88,980.77
Portman Baela S.L.	38,750.00	46,480.77	85,230.77
Casa Grande de Cartagena. S.L.			
(9 months as director)	28,750.00	34,860.58	63,610.58
Mr, Juan Arena de la Mora	46,000.00	46,480.77	92,480.77
Mr, Santiago Eguidazu Mayor	58,750.00	46,480.77	105,230.77
Mr, Gabriele Burgio	57,000.00	46,480.77	103,480.77
Ms, María del Pino y Calvo-Sotelo			
(3 months as director)	20,250.00	11,620.19	31,870.19
Mr, José María Pérez Tremps	55,000.00	46,480.77	101,480.77
TOTAL	595,750.00	604,250.00	1,200,000.00

With regard to the amounts indicated under "Stock options and/or other financial instruments":

1.- The amounts 2004 correspond to the beneficiaries exercising the right to receive the amount of the share appreciation between the dates of granting the right and the date of exercise, which can only be done between three years and six years after the right was granted; that right and the specific amount depend on attaining minimum profitability levels.

2.- Those rights arise from a plan that pegs remuneration to the share price which was authorised by the Shareholders' Meetings on 21 March 2000 and 30 March 2001.

3.- The Grupo Ferrovial, S.A. share price appreciated by 444% between 31 December 2000 and 31 December 2006.

4.- In order to offset the possible impact on the company's net worth of those (or other) remuneration systems, the company arranged equity swaps with financial institutions to ensure that, when the remuneration had to be paid, Grupo Ferrovial would receive an amount equal to the share appreciation, so the remuneration payments have not had any impact on company earnings. The company's annual report provides more information on the equity swaps.

SECTION B.1.8.D): With respect to total directors' remuneration as a percentage of profit attributed to the parent company, article 25 of the Bylaws caps the overall amount of directors' compensation at 3% of consolidated profit in the year attributable to the company; the amount was confirmed at 1,200,000 euro in 2006.

PERCENTAGE OF PROFIT:

Bylaw-mandated remuneration represents 0.084% of the consolidated earnings attributable to the company in the year (or 0.18% of earnings if the gain on the sale of the real estate business is excluded).

SECTION B.1.9: Regarding the identification of senior management in this section, note that the General Manager - Construction was replaced in

February 2006, while the former holder of the post continued until April, and the former Head of External Relations and Communications occupied that position until May 2006; the current Head of Communications was appointed in September 2006.

As in previous years, Grupo Ferrovial wishes to break down the total remuneration received by senior management in 2006:

- Fixed remuneration: 1,966 thousand euro.
- Variable remuneration: 1,833 thousand euro.
- Stock options and/or other financial instruments: exercise of remuneration rights linked to the share price: remuneration by means of plans referenced to the share price (described in section B.1.8.A) and stock option plans: 3,932 thousand euro.

With regard to the latter item, note that the amounts refer to:

- exercise by holders of rights arising under the remuneration system described in the Note to Section B.1.8.A); and

- collection by beneficiaries of remuneration arising from stock options by application of the special circumstances envisaged in the general conditions of the Plan (described below).

Senior managers received 11 thousand euro as members of the boards of directors of other group, multi-group or associated undertakings.

- Loans granted: 30 thousand euro, repayment of loans amounting to 262 thousand euro, and the balance at 31/12/2006 was: 527 thousand euro.
- Life insurance premiums: 11 thousand euro.

In 2005, the company did not make any contributions to pension funds or plans and it did not undertake any obligations in this respect.

The persons considered in calculating these amounts are those identified in SECTION B.1.9., subject to the disclosures made at the beginning of this Note. Remuneration for senior managers who are also executive directors is not included since it is disclosed in section B.1.8 A).

STOCK OPTION PLAN (2004)

On 26 March 2004, the Shareholders' Meeting approved a stock options plan applicable to Board members with executive functions and to senior managers directly answerable to the Board or to its delegate bodies.

The plan consists of granting stock options of Grupo Ferrovial, S.A., which can only be exercised between three and six years after granting, so they cannot be exercised until 2007. This right is conditional upon attainment of a minimum rate of return on consolidated equity.

Each option corresponds to one share and the total number of options that can be granted under the plan cannot exceed 1,700,000, equivalent to 1,700,000 shares (1.21% of capital of Grupo Ferrovial, S.A.).

The option's strike price is the arithmetic mean of the share price in the twenty stock market sessions prior to the date on which the options were granted.

The premium to be paid by the beneficiary is one (1) euro per share.

In order to offset future appreciation in the Company's share value, a hedge was arranged with a financial institution.

The Comisión Nacional del Mercado de Valores was informed of the system on 26 and 31 March and 7 May 2004.

The percentage of options allocated to those persons with respect to the total number of options granted varies between a minimum of 0.95% and a maximum of 18.95%.

In 2006, applying the special circumstances envisaged in the Plan's General Conditions, the beneficiaries (former senior managers) exercised their option rights, giving rise to remuneration in kind for the amounts indicated under "Stock options and/or other financial instruments: exercise of remuneration rights linked to the share price: remuneration by means of plans referenced to the share price (described in section B.1.8.A) and stock option plans", relating to senior management remuneration.

STOCK OPTION PLAN (2006)

On 31 March 2006, the Shareholders' Meeting authorised the application of a remuneration system consisting of a Stock Option Plan for executive directors and members of senior management in practically identical terms to the Option Plan approved in 2004 (detailed above).

The plan consists of granting stock options of Grupo Ferrovial, S.A., which can only be exercised between three and six years after granting, so they

cannot be exercised until 2009. This right is also conditional upon attainment of a minimum rate of return on consolidated equity.

Likewise, each option corresponds to one share and the total number of options that can be granted under the plan cannot exceed 950,000, equivalent to 950,000 shares (0.68% of capital of Grupo Ferrovial, S.A.).

As in the plan for 2004, the option's strike price is the arithmetic mean of the share price in the twenty stock market sessions prior to the date on which the options were granted. Specifically, it was set at 65.92 euro, except for one of the participants, who joined the plan at a later date, for whom the price was set at 66.40 euro.

Unlike the previous Plan, the system entailed a premium of two (2) euro per share payable by the beneficiary.

In order to offset future appreciation in the Company's share value, a hedge was arranged with a financial institution.

The number of options assigned under this Plan to date ranges from 9,000 to 196,600.

The Comisión Nacional del Mercado de Valores was informed of the system on 31 March, 10 and 12 May, and 3 September 2006.

Section A.3 specifies the stock options allocated under these remuneration systems for executive directors.

SECTION B.1.10.: Seven of the contracts between the company and senior managers, including two executive directors, expressly envisage the right to receive indemnities in the event of unfair dismissal as established in article 56 of the Workers' Statute.

In order to enhance their loyalty and permanence, deferred remuneration has been granted to seven senior managers. This is an extraordinary remuneration item that is effective only when one of the following circumstances occur:

(i) A senior manager leaves by mutual agreement upon reaching a certain age.

(ii) Unfair dismissal or severance without just cause prior to the date on which the senior manager reaches the age initially agreed upon, if the amount is higher than that resulting from applying the Workers' Statute.
(iii) Death or disability of a senior manager.

To cover this incentive, the company makes annual contributions to a group savings insurance, in which the company is both the policyholder and beneficiary; they are quantified according to a certain percentage of the total monetary remuneration of each senior manager. The amount paid for this item in 2006 totalled 1,619 thousand euro.

The members of senior management collected a joint total of 1,735 thousand euro as termination indemnities.

SECTION B.1.12. Although the relationship is not significant, the Company was informed in 2003, and disclosed it in the 2003, 2004 and 2005 annual Corporate Governance Reports, of the investment made by CASA GRANDE DE CARTAGENA, S.L. in an investment company created by Nmás1, whose Executive Chairman is, Santiago Eguidazu Mayor, an independent director of Ferrovial. This was notified to the Board of Directors which, in view of the nature of the brokerage services provided by Nmás1 and the amount of fees that they are likely to represent as a proportion of the revenues of this firm, concluded, after a report by the Nomination and Remuneration Committee, that the transaction did not alter the conditions of the Director's independence in accordance with the Regulation. The discussions and votes were made with the abstention of the interested party, Mr. Eguidazu Mayor.

SECTION B.1.31: In addition to the information disclosed in this section, note that POLAN, S.A. (real estate business) is a company wholly owned by members of the "family group" (see comment on Section A.3) and/or related parties.

Additionally, Leopoldo del Pino y Calvo-Sotelo (a related party of the directors Rafael and María del Pino y Calvo-Sotelo according to the definition in article 127 Ter.5 of the Spanish Corporations Law) holds the following positions in companies whose activity is the same as, or similar or analogous to, that of Ferrovial, although all such companies belong to the Ferrovial Group:

- Joint Administrator of Cintra Aparcamientos, S.A.
- Joint Administrator of Dornier S.A. Sociedad Unipersonal
- Director of Sociedad Municipal de Aparcamientos y Servicios, S.A.
- Director of Autopista del Sol, CESA
- Director of Autopista Alcalá - O'Donnell, S.A.
- Chairman of Aparcament Escaldes Centre, S.A.
- Vice-Chairman of Estacionamientos Urbanos de León, S.A.

C. RELATED-PARTY TRANSACTIONS.

I.- COMMON NOTES ON RELATED-PARTY TRANSACTIONS.

In accordance with the Board of Directors Regulation of Grupo Ferrovial, all transactions with controlling shareholders, directors and senior managers and with their related parties require authorisation from the Board of Directors, after a report by the Audit and Control Committee.

In all cases, the transactions were made on an arm's-length basis in the normal course of company and group business.

The Company provides information about these transactions in accordance with the definitions and criteria stated in Ministry of Economy and Finance Order EHA/3050/2004, dated 15 September, and CNMV Circular 1/2005, dated 1 April.

II.- NOTES TO SECTION C.1: TRANSACTIONS WITH SIGNIFICANT SHAREHOLDERS

1.- Details of the transactions made in 2006 with significant shareholders, with members of the "controlling family group" (except those members who are also Company Directors, whose information is stated in the following section) and with entities closely linked to that group, in accordance with the section on the COMPANY'S OWNERSHIP STRUCTURE:

2.- In addition to those individual transactions, there were three minor transactions with significant shareholders which consisted of providing minor construction and maintenance work at homes or headquarters of a

non-material amount and duration and always on an arm's-length basis, the aggregate amount of which was 43 thousand euro.

III.- NOTES ON SECTION C.2.: TRANSACTIONS WITH DIRECTORS AND SENIOR MANAGERS.

1.- The transactions that were made in 2006 with Directors and Senior Management of the Company are listed in Section C.2. They include transactions with Banesto, NH Hoteles, Bankinter, Ericsson, TPI, Lafarge Asland, Asea Brown Boveri and Aviva, in accordance with section 2 of Order EHA/3050/2004, since certain directors of the Company are (or were at some time in 2006) members of the Board of Directors of those companies.

2.- In addition to those transactions, transactions with directors and senior managers in 2006 totalled 66 thousand euro for minor work at homes, the provision of facility assembly, repair and maintenance services, and the provision of waste collection services for a non-material amount and duration and always on an arm's-length basis.

3.- For information about remuneration and loans for directors and senior management, see the section on "Remuneration".

IV.- NOTES TO SECTION C.3.: TRANSACTIONS WITH GROUP COMPANIES.

Below are detailed the significant transactions between the companies that belong to Grupo Ferrovial which form part of the company's normal operations with regard to their purpose and conditions and have not been eliminated in consolidation.

As detailed in the Company's Notes to financial statements, balances and transactions relating to construction work performed by the construction division for the infrastructure concession companies are not eliminated upon consolidation since those transactions are understood to be construction contracts performed for third parties because, from both an economic and legal standpoint, the final owner of the work performed is the granting administration.

In 2006, Grupo Ferrovial's construction division billed the infrastructure division for the work performed, and for advances related to that work, a total of 383,911 thousand euro and recognised 490,036 thousand euro as revenue for that work.

The profit on those transactions that was not eliminated upon consolidation, which is attributable to Grupo Ferrovial's stake in the concession companies that received the services, amounted to 32,568 thousand euro, net of taxes and minority interests.

This annual corporate governance report was approved by the company's Board of Directors on 23 February 2007.

In compliance with the provisions of Article 82 of the Securities Market Law (Ley del Mercado de Valores), GRUPO FERROVIAL, S.A. hereby notifies the Comisión Nacional del Mercado de Valores of the following

REGULATORY DISCLOSURE

Hereby is filed the notice, and full proposed resolutions, including a note on their justification and appropriateness, with regard to the forthcoming Shareholders' Meeting of GRUPO FERROVIAL, S.A. scheduled for 30 March 2007 at first call and 31 March 2007 at second call.

Madrid, 26 February 2007

José María Pérez Tremps
Director - Company Secretary

ANNUAL SHAREHOLDERS' MEETING
GRUPO FERROVIAL, S.A.

NOTICE OF MEETING

Meeting on 23 February 2007, the Board of Directors of GRUPO FERROVIAL, S.A. (the "**Company**") resolved, among other matters, to convene the Annual Meeting of Shareholders, to be held in Auditorio de la Mutua Madrileña, Paseo de la Castellana 33, 28046, Madrid, on 30 March 2007, at 12.30 hours, at first call, and on 31 March 2007, at the same time and place, at second call, to debate and adopt resolutions on the following:

AGENDA

I. INFORMATIVE MATTERS

1.- Report on the new "Board of Directors Regulation of Grupo Ferrovial, S.A." approved by the Board of Directors on 23 February 2007.

II. MATTERS SUBMITTED FOR APPROVAL

2.- Examination and approval of the financial statements - balance sheet, income statement and notes to financial statements - and the directors' report of the Company for the year ended 31 December 2006.

3.- Examination and approval of the financial statements - balance sheet, income statement, statement of recognised income and expense, cash flow statement and notes to financial statements - and the directors' report of the Company's consolidated group for the year ended 31 December 2006.

4.- Proposed distribution of income for the year 2006.

5.- Examination and approval of the conduct of business by the Board of Directors in 2006.

6.- Ratification of the appointment by co-optation of Ms. María del Pino y Calvo Sotelo as a director, made by the Board of Directors on 29 September 2006.

7.- Reappointment of auditors for the company and consolidated group for 2007.

8.- Amendment to the Bylaws.

8.1 Amendment of article 22 of the Bylaws in connection with the composition of the Board of Directors.

8.2 Amendment of article 23 of the Bylaws in connection with the classes of directors.

9.- Amendment of the "Shareholders' Meeting Regulation of Grupo Ferrovial, S.A.".

9.1. Amendment of the Preamble to the Shareholders' Meeting Regulation.

9.2. Amendment of article 5 of the Shareholders' Meeting Regulation in connection with the powers of the Shareholders' Meeting.

9.3 Amendment of article 22 of the Shareholders' Meeting Regulation in connection with voting on motions and the casting of votes.

10.- Approval of participation by senior management, including members of the Board of Directors with executive functions, in a remuneration system consisting of the payment of up to 12,000 euro of their variable remuneration in the form of Company shares.

11.- Authorisation so that, in conformity with articles 75 and related articles of the Spanish Corporations Law, the company may acquire own shares directly or via controlled companies, and revocation of the previous authorisation resolved by the Shareholders' Meeting on 31 March 2006, and authorisation to allocate some or all of the own shares so acquired to remuneration programmes whose purpose or mechanism is the delivery of shares or stock options, in accordance with article 75.1 of the Spanish Corporations Law.

12.- Delegation of powers to formalise, register and execute the resolutions adopted by the Shareholders' Meeting and empowerment to formalise the deposit of the financial statements as referred to in article 218 of the Spanish Corporations Law (Ley de Sociedades Anónimas).

1. SUPPLEMENT TO THE NOTICE

In accordance with article 97.3 of the Spanish Corporations Law, shareholders representing at least five per cent (5%) of the capital stock may request the publication of a supplement to this notice of the Shareholders' Meeting which adds one or more items to the agenda. To this end, the shareholders must demonstrate reliably to the Company that they represent at least that percentage of capital stock and send the supplement by certifiable service of notice, which must be received at the Company's registered office, for the attention of the Company Secretary (Calle Príncipe de Vergara 135, Madrid), within five days from the publication of this notice of meeting.

2. RIGHT TO BE INFORMED

Shareholders are entitled to examine the following documents at the company's registered offices in Madrid, at Calle Príncipe de Vergara 135, or via the company web site (www.ferrovial.com) and receive a copy of those documents free of charge:

- The company's financial statements (balance sheet, income statement and notes to financial statements) and directors' report.

- The consolidated group's financial statements (balance sheet, income statement, statement of recognised income and expense, cash flow statement and notes to financial statements) and director's report.

- Auditors' reports on the financial statements of the Company and its consolidated group.

- Proposals relating to all the motions submitted for approval by the Shareholders' Meeting in accordance with the agenda, with a description of their justification and advisability.

- Report drawn up by the Board of Directors relating to item 8 of the Agenda, including the full text of the proposed Bylaw amendments.

- Wording of the new Board of Directors Regulation of Grupo Ferrovial, S.A.

- The company's Corporate Governance Report for 2006.

Until the seventh day prior to the date scheduled for the Shareholders' Meeting, the shareholders may ask the Board of Directors to provide any information or clarification that they consider pertinent and submit in writing any questions that they consider pertinent regarding the matters contained in the agenda. Shareholders may also ask for information or clarifications or raise questions in writing regarding the information accessible to the public that the Company filed with the Comisión Nacional del Mercado de Valores since the date of the last Shareholders' Meeting, i.e. 31 March 2006. For those purposes, shareholders may contact the Shareholder Relations Department (902 25 30 50 or accionistas@ferrovial.es) and must identify themselves as shareholders, giving their full name, tax identification number, and the number of shares that they own.

3. ATTENDANCE RIGHT

Any shareholder who, either individually or in combination with other shareholders, owns at least one hundred (100) shares, which ownership is registered with the "Sociedad de Gestión de los Sistemas de Registro, Compensación y Liquidación de Valores, S.A." (Iberclear) five (5) days before the date scheduled for the meeting, may attend the meeting either in person or by means of distance communication. Shareholders wishing to attend in person must obtain an attendance card issued by the corresponding bank or a Grupo Ferrovial Attendance Card, which may be downloaded from the web site or obtained from the company's registered office or by contacting the Shareholder Relations Office (902 25 30 50 or accionistas@ferrovial.es), and identifying themselves to the person in charge of the shareholder register.

4. ATTENDANCE BY DISTANCE MEANS OF COMMUNICATION

The Board of Directors has decided that shareholders entitled to attend the Shareholders' Meeting may do so by means of distance communication provided that the procedural guarantees set out in this section 4 and the guarantees regarding registration period, identification and accreditation of the status of shareholder set out in sections 7.1 and 7.2 are complied with.

4.1 Prior registration: shareholders wishing to attend by means of distance communication must register beforehand within the registration period established in section 7.1. For that purpose, the shareholder must access the web site www.ferrovial.com), and follow the links ""Junta de Accionistas 2007/ Delegación y Voto a distancia /Asistencia Telemática", then follow the instructions and fill in the necessary data in the register of shareholders wishing to attend by means of distance communication. To register, the shareholder must accredit his/her identity as set out in section 7.2.

4.2. Submission of remarks: shareholders wishing to address the meeting, ask questions or propose motions must submit them using the computer programme. As provided in article 20.2 of the Shareholders' Meeting Regulation, questions and clarifications may only refer to matters contained in the agenda and speeches will be governed by the provisions of Chapter III "Shareholder remarks and questions" of the Company's Shareholders' Meeting Regulation.

4.3 Accrediting the registered persons' standing as shareholder: between the conclusion of the registration period and the date of the Shareholders' Meeting, the Company will verify the registered persons' standing as shareholders in accordance with the provisions of section 7.1. Speeches, questions or motions filed during the registration period by persons not holding at least 100 shares or who are not shareholders will be discarded.

4.4 Reading of remarks and questions: during the period for shareholder remarks, the Chairman or the Secretary will read out those submitted by shareholders at the time of registration. Questions raised by shareholders attending by means of distance communication will be answered as provided in the Spanish Corporations Law and the Shareholders' Meeting Regulation.

4.5 Voting: once the shareholder has registered, the programme will offer him/her the options for voting, which will be any of those established in this notice of meeting: (i) by postal mail; (ii) electronically prior to the meeting; or (iii) electronically during the meeting, indicating the applicable requirements for each one. The shareholder may also follow the Shareholders' Meeting via the Company's web site on the day of the meeting.

5. PROXIES

Shareholders who do not attend the Shareholders' Meeting can be represented by another person, even if the latter is not a shareholder, provided that the requirements and formalities set out in the law, in the Bylaws, in the Shareholders' Meeting Regulation and in this notice are complied with.

Proxy documents must state the identity of the proxyholder. If the proxies do not specify the person to whom they are granted or are granted to the Board of Directors, it is understood that the proxy was granted interchangeably to the Chairperson of the Board of Directors, the CEO or the Board Secretary.

6. GRANTING PROXY AND VOTING VIA MEANS OF DISTANCE COMMUNICATION

Shareholders who do not attend the Shareholders' Meeting can grant proxy or vote via means of distance communication.

The Boards of Directors has decided to allow proxies to be granted and votes to be cast by means of distance communication provided that the guarantees of procedure and identification set out in section 6 and the guarantees regarding the period for reception and the accreditation of the status of shareholders set out in section 7.1, as well as the other requirements and formalities imposed by law are complied with

6.1 Voting and proxy-granting via electronic means prior to the Shareholders' Meeting:

6.1.1 Procedure: shareholders who wish to grant proxy or vote via electronic means prior to the Shareholders' Meeting must, within the period established in section 7.1, visit the section entitled "Junta de Accionistas 2007 / Delegación y Voto a Distancia" on the Company's web site (www.ferrovial.com), identify themselves as provided in section 7.2 and follow the programme's instructions for granting proxy or casting votes before the Meeting.

6.1.2 Specific conditions relating to electronic proxies: proxies granted by electronic means must be accepted by the proxyholder, otherwise they are void. For this purpose, it is understood that proxies accept the delegation if they present their ID or passport at the venue of the Shareholders' Meeting within two hours prior to the scheduled starting time and tell the person in charge of the shareholder register that they represent the shareholder who granted proxy to them by electronic means.

Proxies can vote only if they attend the Shareholders' Meeting in person.

6.2. Postal mail:

6.2.1 Procedure: shareholders who wish to grant proxy and/or vote by postal mail can do so as follows:

A. Cards issued by depositaries: shareholders must complete the sections on proxy-granting or voting in the card issued by the depositary and send it in by mail: (a) to the registered offices, if they vote or grant proxy in favour of the Board of Directors or one of its members; or(b) to the proxyholder if they grant proxy to another person. In the latter case, proxyholders must present the card issued by the depositary and their ID or passport at the venue of the Shareholders' Meeting within two hours prior to the scheduled starting time.

B. Grupo Ferrovial cards: shareholders must complete the Grupo Ferrovial proxy or voting card produced by the Company. Shareholders can obtain the Grupo Ferrovial proxy or voting card by downloading the document from the company's web site (www.ferrovial.com) within the period established for this purpose in section 7.1, collecting the card from the company's registered offices or requesting free delivery from the Shareholder Relations Department (telephone: 902 25 30 50 or accionistas@ferrovial.es).

B.1. Grupo Ferrovial Proxy Cards: once shareholders obtain the Grupo Ferrovial proxy card, they must complete, sign and send it by mail as follows within the period established in section 7.1:

(i) shareholders: to accredit their identity, they must send the card as follows :

- if the proxy is granted to the Board of Directors or one of its members, the duly completed Grupo Ferrovial proxy card must be sent to the company's registered offices with a photocopy of their ID or passport; or

- if the proxy is granted to another person, a photocopy of the duly completed Grupo Ferrovial card must be sent to the company's registered offices with a photocopy of their ID or passport. Moreover, the shareholder must send the original of the proxy to the proxyholder, who then presents it and his/her ID or passport at the Shareholders' Meeting.

(ii) shareholders who are legal persons: to accredit their identity, they must send it as indicated in section (i) above, in addition to the national ID document or passport of the person signing the proxy on behalf of the legal person, a photocopy of a sufficient power of attorney accrediting that persons powers.

B.2 Grupo Ferrovial voting cards: Once shareholders obtain the Grupo Ferrovial card, they must complete, sign and send it by mail before the deadline set out in section 7.1. to the Company's registered offices, together with a photocopy of their ID or passport. If the shareholder is a legal person, the national ID document or passport of the person signing the voting card and a photocopy of a sufficient power of attorney accrediting that person's powers must be submitted.

6.2.2 Other provisions relating to proxy-granting by mail: proxies appointed by mail can vote only if they attend the Shareholders' Meeting in person.

6.3 Voting by electronic means during the Shareholders' Meeting

6.3.1 Pre-registration: shareholders wishing to vote by electronic means during the meeting must pre-register during the period specified in section 7.1. Accordingly, shareholders must visit the "Junta de Accionistas 2007 /

Delegación y Voto a distancia" section of the Company's web site , (www.ferrovial.com), identify themselves as required in section 7.2, and follow the instructions for registration of shareholders wishing to vote by electronic means during the Meeting.

6.3.2 Accreditation of registered persons' standing as shareholders: between the registration deadline and the Shareholders' Meeting, the Company will cross-check the shareholder status of the registered persons and confirm that the stated ownership and number of shares coincide with the data on record at Iberclear.

6.3.3. Casting votes on the day of the Meeting: a pre-registered shareholder must connect to the Company's web site between 11.45 and 12:15 hours on the day of the Meeting (whether at first or second call), enter the "Junta de Accionistas 2007 / Delegación y Voto a Distancia" section and identify him/herself using the same electronic certificate as was used for registration. After that time, no additional connections for voting will be accepted. Shareholders may follow the Meeting using the program provided on the web site for this purpose and vote on the items on the agenda following the instructions in the program.

7. COMMON RULES ON ATTENDING, GRANTING PROXY AND VOTING VIA MEANS OF DISTANCE COMMUNICATION

7.1 Deadline for receipt by the Company and Deadline for Registration of shareholders / Standing as shareholder.

Proxies and votes issued prior to the Shareholders' Meeting via means of distance communication (electronic means or postal mail) shall be valid if the Company has received them at the company's registered offices or via its web site before 24.00 hours on 27 March 2007.

Also, shareholders wishing to attend by means of distance communication or cast their votes during the Meeting must register at the Company's web site before 24.00 hours on 27 March 2007.

After that deadline, only the following proxy-granting and voting via means of distance communication will be accepted: (i) proxies granted on cards issued by depositaries of shares and presented by the proxy to the staff in charge of the shareholder register in the two hours prior to the Meeting's scheduled starting time; and (ii) electronic voting during the Shareholders' Meeting if the shareholders have pre-registered within the specified period.

Proxies, votes and attendance by means of distance communication will only be valid if the person's standing as a shareholder is confirmed, by checking that the number of shares provided by each person attending, granting proxy or voting by means of distance communication match the data provided by Iberclear.

7.2 Identification of the shareholders wishing to use electronic or telematic means

Shareholders wishing to grant proxy or vote by electronic means or attend the Shareholders' Meeting by telematic means must accredit their identity within the period established in section 7.1 to the computer programme provided for this purpose, by means of a valid, current recognised electronic certificate in accordance with the provisions of Law 59/2003 on Electronic Signatures and issued by any of the following certification authorities: (i) CERES (Spain's public certification body), which belongs to the Spanish Mint, and (ii) Camerfirma. The Company reserves the right to ask shareholders for any additional means of identification that it considers necessary to ensure the authenticity of the vote, proxy or attendance by telematic means.

7.3 Rules of precedence between proxies and votes via means of distance communication, telematic attendance and attendance in person at the Meeting.

7.3.1 If a shareholder who has previously granted proxy or voted via any means of distance communication attends the Shareholders' Meeting, that proxy or vote is overridden.

7.3.2 If a shareholder grants several proxies or casts several votes via electronic means or by mail, the last action (proxy or vote) made before the Shareholders' Meeting takes precedence. If there is uncertainty as to when the shareholder issued his/her proxy or vote then, regardless of the media used, the vote will prevail over the proxy. If a shareholder casts several different votes via electronic means or by mail, the last vote cast before the Meeting takes precedence.

7.3.3 Attendance by telematic means will invalidate any proxies.

7.4 Suspension of electronic systems/Connection failures.

7.4.1 The Company reserves the right to modify, suspend, cancel or restrict telematic attendance, and electronic voting and proxy mechanisms for technical or security reasons. If any of these events occur, this will be posted immediately on the Company's web site.

7.4.2 The Company will not be liable for damage caused to shareholders as a result of line fault, overloads, cuts, disconnections or any other similar events outside the control of the Company that prevent them from using the telematic attendance, electronic voting and proxy mechanisms and, therefore, this circumstance shall not constitute illegitimate deprivation of the shareholder's right to vote.

8. DATA PROTECTION

The personal data that shareholders send to the Company in order to attend, grant proxy or vote at the Shareholders' Meeting, or the data provided by banks and broker-dealers where those shareholders have deposited their shares, via the legal entity that registers the book entries, Iberclear, shall be used only to draw up, complete and monitor the existing shareholder list. Shareholders are informed that those data will be incorporated into a computer file owned by the Company and that they can access, rectify, cancel and object to the data, in accordance with the Personal Data Protection Organic Law

15/1999, via a written communication addressed to the Company's General Secretariat, located in Madrid, Calle Príncipe de Vergara 135, 28002.

In accordance with article 114 of the Spanish Corporations Law, the Board of Directors has resolved to ask a notary to attend and minute the Meeting.

The Shareholders' Meeting is expected to be held at first call.

Madrid, 23 February 2007.

José María Pérez Tremps
Director - Company Secretary

PROPOSALS
ORDINARY SHAREHOLDERS' MEETING

GRUPO FERROVIAL, S.A.
30 March 2007

ITEM TWO OF THE AGENDA.

EXAMINATION AND APPROVAL OF THE FINANCIAL STATEMENTS - BALANCE SHEET, INCOME STATEMENT AND NOTES TO FINANCIAL STATEMENTS - AND THE DIRECTORS' REPORT OF THE COMPANY FOR THE YEAR ENDED 31 DECEMBER 2006.

Justification and advisability of the proposal:

To comply with article 95 of the Spanish Corporations Law, which establishes that, within six months from the end of the related year, the Shareholders' Meeting must approve the financial statements and directors' report of the company, which have been previously authorised by the Board of Directors.

Proposal:

"Approve the company's financial statements (balance sheet, income statement and notes to financial statements) and the directors' report authorised by the Board of Directors for the year ended 31 December 2006."

ITEM THREE OF THE AGENDA.

EXAMINATION AND APPROVAL OF THE FINANCIAL STATEMENTS - BALANCE SHEET, INCOME STATEMENT, STATEMENT OF RECOGNISED INCOME AND EXPENSE, CASH FLOW STATEMENT AND NOTES TO FINANCIAL STATEMENTS - AND THE DIRECTORS' REPORT OF THE CONSOLIDATED GROUP OF COMPANIES FOR THE YEAR ENDED 31 DECEMBER 2006.

Justification and advisability of the proposal:

As stated in the preceding item, the Shareholders' Meeting must approve the financial statements and directors' report within six months from year-end. On this occasion, it is the consolidated financial statements of the Company's group which, under article 42.6 of the Code of Commerce, must be submitted for approval at the same time as the financial statements of the parent company (Grupo Ferrovial, S.A.).The financial statements, comprising the statement of recognised income and expense and the cash flow statement in addition to the balance sheet, income statement and notes to financial

statements, are presented in accordance with International Financial Reporting Standards (IFRS), as required since 2005 for listed consolidated groups.

Proposal:

"Approve the financial statements - balance sheet, income statement, statement of recognised income and expense, cash flow statement and notes to financial statements - and the directors' report of the Company's consolidated group authorised by the Board of Directors for the year ended 31 December 2006."

ITEM FOUR OF THE AGENDA.

PROPOSED DISTRIBUTION OF INCOME FOR THE YEAR 2006.

Justification and advisability of the proposal:

In making this proposal for the distribution of income, the Board of Directors seeks to maintain a pace of growth in shareholder returns that is commensurate with earnings while taking account of the fact that a large proportion of income for the year came from extraordinary transactions.

Proposals:

One.-

"Approve the distribution of the year 2006 income which amounts to 1,495,114,122.05 euro, as follows:

- Voluntary reserves 1,318,849,379.05 Euro
- Dividend 140,264,743.00 Euro

No appropriation is made to the Legal Reserve as it already amounts to 20% of the company's capital.

Two.-

Ratify the resolution adopted by the Board of Directors on 27 October 2006 to distribute the amount of 34 euro cent gross per share as an interim dividend out of 2006 income.

Three.-

The amount of 66 euro cent per share, i.e. the difference between the total amount of the dividend out of 2006 income resolved by this Shareholders' Meeting and the interim dividend approved on 27 October 2006, will be paid to the shareholders of Grupo Ferrovial S.A. from 16 May 2007.

In accordance with the legal provisions, the company's treasury stock will not collect the amount of the agreed dividend and this amount will be distributed to the other shares; this means, at this date,[1] a dividend of one (1) euro per share out of 2006 income."

ITEM FIVE OF THE AGENDA.

EXAMINATION AND APPROVAL OF THE CONDUCT OF BUSINESS BY THE BOARD OF DIRECTORS IN 2006.

Justification and advisability of the proposal:

Article 95 of the Spanish Corporations Law establishes that, within six months from the end of the business year, the Shareholders' Meeting must pass judgement on the conduct of the company's business; accordingly, the following proposal is laid before the Meeting:

Proposal:

"Approve the conduct of business by the Board of Directors in 2006."

ITEM SIX OF THE AGENDA.

RATIFICATION OF THE APPOINTMENT BY CO-OPTATION OF MS. MARÍA DEL PINO Y CALVO SOTELO AS A DIRECTOR, MADE BY THE BOARD OF DIRECTORS ON 29 SEPTEMBER 2006.

Justification and advisability of the proposal.

Ms. María del Pino y Calvo-Sotelo was appointed as a Director by the Board of Directors on 29 September 2006 by exercising its powers of co-optation in order to fill a vacancy existing at that time. Now, in accordance with Article 138 of the Spanish Corporations Law, her appointment must be submitted to the Shareholders' Meeting for ratification. The proposal for her appointment was preceded by a report by the Appointments and Remuneration Committee and the other requirements contained in the Board of Directors Regulation were complied with.

Below is a brief *curriculum vitae* of Ms. María del Pino y Calvo-Sotelo so that shareholders may have information about her background and merits, indicating also her classification as director.

---

[1] In the event that the number of own shares owned by Grupo Ferrovial, S.A. varies between the date of approval of the financial statements by the Board of Directors, 23 February 2007, and the date of the Shareholders' Meeting, 30 March 2007, the amount of the dividend per share will be adjusted accordingly.

María del Pino y Calvo-Sotelo - Proprietary director

MEMBER OF THE BOARD OF DIRECTORS FROM 2002, in representation firstly of Profesa Investments B.V. and since 2003 in representation of Casa Grande de Cartagena S.L.

In 2006, she was appointed as a member of the Board of Directors by co-optation.

Degree in Economics and Management Development Programme (Instituto de Estudios Superiores de la Empresa - IESE)

Vice-Chairwoman of Fundación Rafael del Pino

Vice-Chairwoman of Casa Grande de Cartagena, S.L.

Proposal:

"Ratify Ms. María del Pino y Calvo-Sotelo as director following her appointment by co-optation by the Board of Directors on 29 September 2006. Her term of office will be that provided in the Bylaws, i.e. three years."

ITEM SEVEN OF THE AGENDA.

REAPPOINTMENT OF AUDITORS FOR THE COMPANY AND CONSOLIDATED GROUP FOR 2007.

Justification and advisability of the proposal.

In accordance with article 204 of the Spanish Corporations Law, the Shareholders' Meeting is in charge of appointing auditors and this must be done before the end of the year to be audited.

The current audit firm of the Company and its group, PriceWaterhouseCoopers, was re-appointed by the Shareholders' Meeting in 2006 for a period of one year and, consequently, it is now necessary to renew the appointment for an additional year.

Before being adopted by the Board of Directors, the proposal to reappoint the current audit firm was analysed by the Audit and Control Committee, based on the Bylaws and Board of Directors Regulation.

Proposals:

"Reappoint PriceWaterhouseCoopers Auditores, S.L., domiciled in Paseo de la Castellana, 43, 28046 Madrid and with tax identification number B-79031290, as auditors of the Company and its consolidated group for 2007."

ITEM EIGHT OF THE AGENDA.

AMENDMENT OF THE BYLAWS

8.1. AMENDMENT OF ARTICLE 22 OF THE BYLAWS IN CONNECTION WITH THE COMPOSITION OF THE BOARD OF DIRECTORS.

8.2 AMENDMENT OF ARTICLE 23 OF THE BYLAWS IN CONNECTION WITH THE CLASSES OF DIRECTORS.

Justification and advisability of the proposal.

The proposed amendment to the bylaws seeks to incorporate the recommendations of the Unified Code of Corporate Governance (the "CUBG") that was approved by the Board of the Comisión Nacional del Mercado de Valores on 22 May 2006 which directly affects the current wording of the Bylaws in connection with the Board of Directors.

In particular, the minimum size of the Board has been reduced from 6 to 5 members, and the definitions of the three categories of director - executive, proprietary and independent - are adapted to those contained in the CUBG, and the obligation is added that independent directors must account for at least one-third of the total number of directors.

As required, the amendment was addressed by a Board of Directors report, which is made available to shareholders on the occasion of the notice of the Shareholders' Meeting.

Proposals:

8.1 Amendment of article 22 of the Bylaws in connection with the composition of the Board of Directors.

"Amend article 22 of the Bylaws in connection with the composition of the Board of Directors, to read as follows:

Article 22.- Board of Directors

The Company shall be governed and administered by a Board of Directors comprising at least 5 members and at most 15 members, appointed by the Shareholders' Meeting or by the Board of Directors itself, under the items established by law.

Directors may resign, be removed and be reappointed.

Directors need not be shareholders; both physical and legal persons may be directors.

The persons who are forbidden or incompatible in accordance with the applicable legislation cannot be directors or officers of the Company.

Directors are not required to provide guarantees to the Company."

8.2 Amendment of article 23 of the Bylaws in connection with the classes of directors.

"To amend article 23 of the Bylaws in connection with the classes of Directors, to read as follows:

Article 23.- Types of directors and Board equilibrium

When exercising its powers of proposal to the Shareholders' Meeting and its powers of co-option to fill vacancies, the Board of Directors shall strive to ensure that external or non-executive directors represent a majority.

For those purposes, it is understood that the directors who are members of the Company's senior management team or are employees of the Company or its group are executive directors.

The Board shall also endeavour to ensure that a majority on the Board is comprised of owners or representatives of owners of a stake in the Company's capital that is considered to be significant in accordance with the law and those shareholders, or their representatives, who were designated as directors because they are shareholders, even though their holding in capital is not significant (all of whom are proprietary directors), and persons who, having been appointed on the basis of their personal or professional circumstances, are able to discharge their duties without being influenced by relations with the Company, its significant shareholders or its executives (independent directors). In any case, independent directors must constitute at least one-third of the total number of directors.

The provisions of the preceding paragraphs do not affect the sovereignty of the Shareholders' Meeting or reduce the efficacy of the proportional system, which must be complied with when shares are grouped as envisaged in article 137 of the Spanish Corporations Law."

ITEM NINE OF THE AGENDA.

AMENDMENT OF THE "SHAREHOLDERS' MEETING REGULATION OF GRUPO FERROVIAL, S.A.".

9.1 AMENDMENT OF THE PREAMBLE OF THE SHAREHOLDERS' MEETING REGULATION

9.2 AMENDMENT OF ARTICLE 5 OF THE SHAREHOLDERS' MEETING REGULATION IN CONNECTION WITH THE POWERS OF THE SHAREHOLDERS' MEETING.

9.3 AMENDMENT OF ARTICLE 22 OF THE SHAREHOLDERS' MEETING REGULATION IN CONNECTION WITH VOTING ON MOTIONS AND THE CASTING OF VOTES.

Justification and advisability of the proposal.

The amendment to the Shareholders' Meeting Regulation proposed here seeks to incorporate the recommendations of the Unified Code of Corporate Governance

("CUBG") that directly affect that Regulation, particularly with regard to the following three issues:

a) powers of the Shareholders' Meeting;
b) separate voting of certain matters such as the appointment and ratification of new directors and amendments of articles or groups of articles of the Bylaws that are substantially independent; and
c) fractionation of voting so that financial intermediaries who are shareholders of record but act on behalf of different clients may vote according to each client's wishes.

It was also considered advisable to take advantage of this amendment to state, in the Preamble to the Shareholders' Meeting Regulation, that it has been amended in line with the CUBG.

Proposals:

9.1 Amendment of the Preamble to the Shareholders' Meeting Regulation.

"To amend the Preamble of the Shareholders' Meeting Regulation to read as follows:

This Regulation was adopted by the Shareholders' Meeting of Grupo Ferrovial, S.A. (hereinafter, the "**Company**"), subject to the provisions of Article 113 of Securities Market Law 24/1988, dated 28 July, introduced by Law 26/2003, dated 17 July. This Regulation is intended to systematise and implement the rules governing the organisation and functioning of the Company's Shareholders' Meeting. It was drafted on the basis not only of the laws and the Bylaws but also the recommendations of the Unified Code of Corporate Governance, previous recommendations on corporate governance by government agencies[2], listed companies' best practices and the Company's own experience.

The final objective is to enable shareholders to participate in Shareholders' Meetings, fostering transparency and publicity of the procedures relating to the preparation, convening and conduct of Shareholders' Meetings as well as specifying, elaborating upon and expanding the ways in which the Company's shareholders can exercise their political rights."

9.2 Amendment of article 5 of the Shareholders' Meeting Regulation in connection with the powers of the Shareholders' Meeting.

"To amend article 5 of the Shareholders' Meeting Regulation in connection with the powers of the Shareholders' Meeting, to read as follows:

Article 5. Powers of the Shareholders' Meeting

[2] Amendments to the current wording are shown in red.

The Shareholders' Meeting has the power to decide about any matters attributed to it by law or the Bylaws. In particular, it is empowered, for example, to:

a) Review the conduct of business.

b) If appropriate, approve the individual and consolidated financial statements and decide as to the distribution of results.

c) Appoint and remove members of the governing body and ratify and revoke appointments to the Board of Directors by co-optation.

d) Appoint and remove the Company's auditors.

e) Resolve to increase or reduce share capital, transform, merge and spin off the Company, issue bonds and, in general, amend the Bylaws.

f) Resolve to transfer, to dependent entities of the Company, essential activities performed up to that point by the Company, even where the latter retains full control over such entities.

g) Resolve to dissolve and liquidate the Company or any other transactions whose effect is equivalent to liquidating the Company.

h) Authorise the Board of Directors to increase share capital or issue bonds or other securities.

i) Decide on the items submitted to it for deliberation and approval by the governing body.

j) Approve this Regulation and any subsequent amendments.

9.3 Amendment of article 22 of the Shareholders' Meeting Regulation in connection with voting on motions and the casting of votes.

"To amend article 22 of the Shareholders' Meeting Regulation in connection with voting on resolutions and the casting of votes, by amending section 2 of that article and adding a new section 5 (consequently renumbering the current sections 5, 6 and 7 to 6, 7 and 8), so that it reads as follows:

<u>Article 22. Votes on the proposed resolutions</u>

2. Each item on the Agenda shall be voted separately. Nevertheless, if the circumstances make it advisable, the Chairperson may rule that the proposals corresponding to the various items on the Agenda with standardised content be put to the vote as a block, in which case the outcome of the vote shall be understood to have been reproduced individually in each proposal if none of the attendees express their wish to vote differently on any individual item. Otherwise, the change of vote expressed by each attendee and the resulting vote relating to each proposal shall be recorded in the minutes. At all events, motions for the appointment or ratification of members of the Board of Directors shall be voted separately, as shall, in the case of amendments to the Bylaws, each article or group of articles that is substantially independent.

5. Votes may be fractioned so that financial intermediaries who are shareholders of record but act on behalf of different clients may vote according to each client's wishes.

6. The communications and statements to the Secretary or, as the case may be, the Notary (or their assistants, if so instructed) envisaged in Article 22.3 above may be made individually regarding each proposed resolution or jointly regarding some or all of them, stating the identity and status (shareholder or proxy) of the person making them, the number of shares to which they refer and their vote or abstention, as the case may be.

7. For the purposes of the quorum, the shares present and represented at the Meeting are considered to be those included in the attendance list, after deducting the shares whose owners or representatives have left the Meeting during the voting on the proposed resolution in question, provided that they have told the Secretary or, as the case may be, the Notary (or their assistants, if so instructed) of their departure.

8. If, in accordance with Article 7 of this Regulation, the notice of Meeting includes the possibility of remote voting through one or more distance voting means and, without prejudice to the specific instructions established for each one, in order to be valid and acceptable to the Company, the document in which the vote is stated must contain at least the following items:

i) Date of the Shareholders' Meeting and the Agenda.

ii) Identity of the shareholder.

iii) Number of shares owned by the shareholder.

iv) The way in which the shareholder votes on each item on the Agenda."

ITEM TEN OF THE AGENDA.

APPROVAL OF PARTICIPATION BY SENIOR MANAGEMENT, INCLUDING BOARD MEMBERS WITH EXECUTIVE FUNCTIONS, IN A REMUNERATION SYSTEM CONSISTING OF THE PAYMENT OF UP TO 12,000 EURO OF THEIR VARIABLE REMUNERATION IN THE FORM OF SHARES OF THE COMPANY.

Justification and advisability of the proposals:

The Shareholders' Meeting is asked to approve the possibility of paying part of the variable remuneration for senior executives and members of the Board of Directors with executive functions (not exceeding 12,000 euro per person) in the form of shares of the Company. That system, which is not an additional remuneration but a form of paying the current remuneration, is applicable to several groups of people who are Grupo Ferrovial employees. Inclusion of senior management and the executive directors in this system was approved in connection with the remuneration for 2004 and 2005 by the Shareholders' Meetings on 18 March 2005 and 31 March 2006. This motion seeks to renew that authorisation, in the same terms, in connection with the variable remuneration for 2006.

Under article 130 and Additional Provision 4 of the Spanish Corporations Law, the application of these remuneration formulae to executive directors and senior managers requires a prior resolution by the Shareholders' Meeting setting out a number of mandatory details, all of which are contained in the resolution submitted by the Board.

Proposal:

"Approve the participation by senior management and members of the Board of Directors of Grupo Ferrovial, S.A. with executive functions in a remuneration system consisting of the payment of up to 12,000 euro of the variable remuneration in the form of Company shares.

The main features of this plan are as follows:

- Beneficiaries: Members of the Board of Directors of Grupo Ferrovial, S.A. who have executive functions and executives who report directly to the Board of Directors, the Executive Committee or delegate bodies and who are domiciled in Spain.

- Voluntary nature: Acceptance of the remuneration plan by the participants is voluntary.

- Maximum limit: Each participant may collect at most 12,000 euro in the form of shares.

- Delivery date: The initial plan is for the shares to be delivered on 30 March 2007.

- Number of shares to be allocated per participant: This will depend on the amount of remuneration, capped at 12,000 euro, and the share price at end of trading on the Delivery Date.

- Maximum number of shares to be delivered: The maximum total number of shares to be delivered will be that determined on the basis of the closing price of the share on the stock market on the Delivery Date and the total amount of remuneration in this form corresponding to all the participants, subject to the aforementioned cap of 12,000 euro per participant.

- Value of the shares: The price of the Grupo Ferrovial, S.A. share at the end of trading on the stock market on the Delivery Date.

- Provenance of the shares: The shares will come from treasury stock, held either directly or through controlled companies.

- Term: This remuneration system will be applicable for the next 12 months.

ITEM ELEVEN OF THE AGENDA.

AUTHORISATION SO THAT, IN CONFORMITY WITH ARTICLES 75 AND RELATED ARTICLES OF THE SPANISH CORPORATIONS LAW (LEY DE SOCIEDADES ANÓNIMAS), THE COMPANY MAY ACQUIRE OWN SHARES DIRECTLY OR VIA CONTROLLED COMPANIES, AND REVOCATION OF THE PREVIOUS AUTHORISATION GRANTED BY THE SHAREHOLDERS' MEETING ON 31 MARCH 2006, AND AUTHORISATION TO ALLOCATE SOME OR ALL OF THE OWN SHARES ACQUIRED TO REMUNERATION PROGRAMMES WHOSE PURPOSE OR MECHANISM IS THE DELIVERY OF SHARES OR STOCK OPTIONS, IN ACCORDANCE WITH ARTICLE 75.1 OF THE SPANISH CORPORATIONS LAW.

Justification and advisability of the proposal.

Article 75 of the Spanish Corporations Law states that the acquisition of own shares, and the terms and conditions of same, must be authorised previously by the Shareholders' Meeting.

In anticipation of it being necessary or appropriate, in the company's interest, to acquire own shares, it is proposed that the Shareholders' Meeting authorises such transactions operations subject to the terms and deadline set out in the proposal.

Proposals:

One.-

"Authorise the Board of Directors to acquire shares of the company on the market, either directly or via dependent companies, subject to the following limits and requirements:

- Form of acquisition: acquisition via purchase-sale or via any other inter vivos act for valuable consideration.

- Maximum number of shares to be acquired: up to five per cent (5%) of Grupo Ferrovial, S.A.'s share capital, free of all liens and encumbrances, provided that the shares have been fully paid up and are not bound to compliance with any type of obligation, and that the par value of the acquired shares plus those held by Grupo Ferrovial, S.A. and any of its dependent companies does not exceed the aforementioned 5% of Grupo Ferrovial, S.A.'s share capital.

- Minimum and maximum acquisition price: the minimum acquisition price of the shares shall be equivalent to 75% of the market price and the maximum acquisition price shall be 120% of the market price on the date of acquisition.

- Maximum trading volume: the maximum daily trading volume resulting from the acquisition of own shares shall not be more than 25% of the average total trading volume of Grupo Ferrovial, S.A. shares in the previous ten sessions.

- Duration of the authorisation: eighteen (18) months from the date of this resolution.

All of these operations shall comply with the regulations regarding this matter contained in the Company's Internal Code of Conduct."

Two.-

"Revoke the authorisation regarding this matter that was granted by the Shareholders' Meeting on 31 March 2006."

Three.-

"Authorise the Board of Directors to allocate part or all of the own shares acquired to the remuneration programmes whose purpose or mechanism is the delivery of shares or stock options, in accordance with article 75.1 of the Spanish Corporations Law".

ITEM TWELVE OF THE AGENDA.

DELEGATION OF POWERS TO FORMALISE, REGISTER AND EXECUTE THE RESOLUTIONS ADOPTED BY THE SHAREHOLDERS' MEETING AND EMPOWERMENT TO FORMALISE THE DEPOSIT OF THE FINANCIAL STATEMENTS AS REFERRED TO IN ARTICLE 218 OF THE SPANISH CORPORATIONS LAW (LEY DE SOCIEDADES ANÓNIMAS).

Justification and advisability of the proposal.

The enforceability of some of the resolutions adopted at this Shareholders' Meeting depends on performing certain formalities; therefore, it is proposed that executive directors be granted the necessary powers to perform those formalities.

Proposal:

"Delegate to the Chairman of the Board of Directors, Mr. Rafael del Pino y Calvo-Sotelo, to the CEO, Mr. Joaquín Ayuso García, and to the Director-Secretary, Mr. José María Pérez Tremps, the power for any of them, without distinction, to formalize and express as a public instrument the resolutions adopted by this Shareholders' Meeting and, in particular, to present for filing at the Mercantile Registry the certificates of the resolutions approving the financial statements and the distribution of income, attaching the legally-required documents, and to grant any other public or private document that

may be required to register the adopted resolutions at the Mercantile Registry, including the power to request partial registration, and with powers to remedy or rectify on the basis of verbal or written judgements made by the Registrar."

File No. 82-4939

In compliance with the provisions of Article 82 of the Securities Market Law (Ley del Mercado de Valores), GRUPO FERROVIAL, S.A. hereby notifies the Comisión Nacional del Mercado de Valores of the following

REGULATORY DISCLOSURE

The Board of Directors of the Company has approved the implementation of a remuneration plan consisting of the payment of part of the beneficiaries' 2006 variable remuneration in the form of shares of Grupo Ferrovial, S.A.

This plan was applied, in identical terms, to the variable remuneration for 2004 and 2005, as notified to the Commission on 4 February 2005 and 27 January 2006, respectively.

The basic features of the plans are as follows:

Purpose: The purpose of the Plan is to increase employees' and executives' ownership interest in the Company and to enable them to link part of their remuneration with the performance of Grupo Ferrovial, S.A. shares.

Beneficiaries: Employees and Executives of the companies comprising the corporate group of which Grupo Ferrovial, S.A. is the parent company (with the exception of Cintra Infraestructuras de Transporte, S.A. and its subsidiaries) who have the category of executive or head of department or equivalent and have their residence in Spain for tax purposes; they are estimated to number approximately 1,100 people. This payment system will be voluntary.

Limit: Each participant may collect at most 12,000 euro in the form of shares. The total number of shares delivered will depend on the final number of participants who join the Plan and the price of Grupo Ferrovial, S.A. shares on the delivery date. On the approval date, the Plan represents approximately 150,000 shares (0.11% of capital stock).

Valuation and provenance of the shares: The value of the shares to be delivered will be the price of the Grupo Ferrovial, S.A. share at the end of trading on the stock market on 28 February 2007. All the shares will come from treasury stock.

Executive directors and senior managers: The application of the Plan to Executive Directors and to executives who report directly to delegate bodies of the Board of Directors is subject to approval by the Shareholders' Meeting of Grupo Ferrovial, S.A. For those participants, the value of the shares delivered to them will be the stock market closing price on the date such authorisation is given.

Madrid, 30 January 2007
José María Pérez Tremps
Director and Secretary of GRUPO FERROVIAL, S.A.

GENERAL	VERSION 5.1.3

Security reference

INFORMATION ABOUT:

PERIOD	Second half	**Year**	2006

I. IDENTIFICATION DETAILS OF ISSUER

Company name: GRUPO FERROVIAL, S.A.

Domicile: CALLE PRINCIPE DE VERGARA, 135 - 28002 MADRID

Tax ID Number: A-28606556

Persons who assume responsibility for this information, the posts they occupy and identification of their powers or faculties by virtue of which they represent the company:
Nicolás Villén Jiménez, Chief Financial Officer, by means of a power of attorney certified by the notary Antonio del Moral Castro on 15 February 1993 in Madrid with protocol no. 394 and registered at the Mercantile Register on 18 February 1993.

		Parent company	Consolidated
I. Identification details of issuer	0010	X	
II. Change in consolidated group	0020		X
III. Basis of presentation and valuation standards	0030	X	X
IV. Balance sheet (*)	0040	X	X
V. Income statement (*)	0050	X	X
VI. Comparative consolidated balance sheet	0060		
VII. Breakdown of net revenue by activity	0070	X	X
VIII. Number of employees	0080	X	X
IX. Business performance	0090	X	X
X. Issues, redemptions and cancellation of debt securities	0100	X	X
XI. Dividends distributed	0110	X	
XII. Significant events	0120	X	X
XIII. Annex explaining significant events	0130	X	X
XIV. Related-party transactions	0140	X	X
XV. Special auditors' report	0150		

(*) The consolidated balance sheet and income statement are completed according to current legislation.

II. CHANGES IN THE COMPANIES THAT MAKE UP THE CONSOLIDATED GROUP (1)
The main changes in the scope of consolidation in 2006 were as follows:

a. Infrastructure.

Acquisition of BAA plc

In April 2006, Grupo Ferrovial, through the company Airport Development and Investments (ADI), owned by FGP Topco, in which Ferrovial has a 61% stake, with the other shareholders of that company, Caisse de Depot et Placement du Québec (CDPQ) and GIC Special Investments Pte Ltd. made a takeover bid for 100% of the capital of BAA plc, a company that was listed on the London Stock Exchange and is owner of seven airports in the United Kingdom, including London's three main airports (Heathrow, Gatwick and Stansted) and other assets related to the airport business. The acquisition of that holding was completed at the end of June 2006, and Grupo Ferrovial has fully consolidated its 61.06% stake in BAA since that date.

Divestment of Bristol Airport

As a result of the acquisition of a stake in BAA, Grupo Ferrovial reached an agreement in March 2006 with Macquarie Airports (MAP) under which they gave each other call and put options on Ferrovial's stakes in Bristol airport (50%) and Sydney airport (22%). As a result of those agreements, in December 2006, Grupo Ferrovial sold its stake in Bristol airport, which had been proportionately consolidated up to that date. The stake in Sydney Airport had not been sold at the date of closing the financial statements, but that holding has been reclassified in the balance sheet as a non-current asset available for sale.

Other changes in consolidation scope in the Infrastructure division.

The other main changes in this business's scope of consolidation in 2006 were as follows:

- The main toll road project awarded to Cintra in 2006 was the privatisation of the Indiana Toll Road, in the USA. The contract was awarded in April to a consortium in which Cintra owns a 50% stake, the other partner being Macquarie Infrastructure Group. The consortium took control of the asset effective 1 July and it has been proportionately consolidated since that date.
- In May 2006, the Group company Cintra Chile Ltda. increased its stake in Talca Chillán Sociedad Concesionaria, S.A. from 43.42% to 67.61%; accordingly, this dependent company, which was equity-accounted in 2005, is now fully consolidated.
- In October 2006, Cintra acquired 100% of the company Autopisa del Bosque S.A., which owns the toll road concession between Chillán and Collipulli; the holding has been fully consolidated since then.
- Cintra Concesiones de Infraestructura de Transporte sold the 32.49% stake it owned in Europistas, C.E.S.A. during 2006. That company was equity-accounted until it was divested.
- Other changes in the scope of consolidation include the acquisition of another 10% of Autopista Madrid-Sur, C.E.S.A. and the creation of the company Autostrade per la Lombardia.

b. Services

- In February 2006, Amey UK plc acquired 100% of Owen Williams Group, a UK civil engineering and consulting company.
- Other lesser changes in the Services division include the acquisition of 55% of the company Empresa Mixta de Gestión Medioambiental de Toledo (GESMAT), the increase in the stake in Swissport Korea Ltd. from 40% to 51%, and the acquisition of 100% of Shin Maywa Groundservices Japan Ltd.

c. Real Estate

In December 2006, Grupo Ferrovial sold its real estate business in Spain, which comprised Ferrovial Inmobiliaria and its subsidiaries. That was one of Ferrovial's main lines of business and, accordingly, it must be classified as a discontinued activity under IFRS 5. As a result, the impact of that business, net of taxes, on the income statement in 2006, and the 2005 income statement for comparison purposes, is presented in a single line entitled "Income from discontinued activities", without affecting the other income statement line items.

III. BASIS OF PRESENTATION AND CONSOLIDATION PRINCIPLES

(The financial and accounting data and information included in this periodic public information statement must apply the principles, valuation standards and accounting criteria envisaged in the current regulations regarding the financial and accounting information to be included in the annual accounts and interim financial statements of the sector to which the company belongs. If, exceptionally, the generally accepted accounting principles and criteria required by the corresponding regulation in force are not applied to the attached data and information, this fact and the reasons behind it must be sufficiently explained, and the impact of their non-application on the net worth, financial position and results of the company or its consolidated group must be disclosed. With a similar scope as above, any changes that may have occurred in the accounting criteria used to prepare the attached information with respect to the latest audited annual financial statements must also be disclosed and discussed. If the same accounting principles, criteria and policies have been applied as in the latest annual financial statements, and if they are in accordance with the accounting regulations in force regarding the entity, indicate this expressly. If, in accordance with the applicable standards, there are adjustments and/or restatements in the previous period due to changes in accounting policies, error corrections or changes in the classification of items, the necessary quantitative and qualitative information must be included in this section in order to understand the adjustments and/or restatements.)

Principles and criteria applied

The same principles and criteria as in the 2005 financial statements were applied in the parent company's financial information.

The consolidated financial information was drafted in accordance with the International Financial Reporting Standards (IFRS) approved by the European Union (EU IFRS) at year-end:

The main criteria used in applying those rules are as follows:

- The company decided to apply the following options in those cases where IFRS allow alternatives:

a. Valuation of property, plant and equipment and intangible assets at historical cost, capitalising financial expenses during the construction period.
b. Jointly-controlled companies and existing joint ventures are proportionately consolidated. These criteria were also applied in 2005.

- In 2005, the IASB approved the new version of IAS 19, which became binding for financial years that commenced on or after 1 January 2006. That new version allows results from pension deficits to be recognised directly in reserves instead of the pre-existing "corridor" method. For uniformity with the approach adopted by the UK subsidiaries, in 2006 Grupo Ferrovial decided to avail itself of the modification to IAS 19 and record actuarial gains and losses directly against equity, thus abandoning the "corridor" method. This change in accounting policy had a negative impact on equity amounting to 20.545 thousand euro in 2006 and 55.088 thousand euro in 2005.

- In November 2006, the IASB approved the IFRIC 12 interpretation on accounting for service concession arrangements. That interpretation, which will be obligatory for all financial years commencing on or after 1 January 2008, has not yet been approved by the European Union. Grupo Ferrovial did not apply that interpretation in its 2006 financial statements. Accordingly, the results from service concession arrangements were recognised using the same criteria as in 2005.

- In 2006, Grupo Ferrovial recognised the impact of deferred tax assets and liabilities resulting from the change in Spain's corporate income tax rate. That impact was a 44.202 thousand euro increase in the corporate income tax expense in the year and a 6.693 thousand euro increase in reserves.

Comparability

- The consolidated financial information for 2005 was restated in accordance with the new version of IAS 19, as indicated above.

- Additionally, on the occasion of the divestment of the real estate division, which has been reclassified as a

discontinued activity in accordance with IFRS 5 , the information in the 2005 income statement has been restated to reclassify the results of that business under "Discontinued Activities".

IV. PARENT COMPANY BALANCE SHEET

(thousand euro)

	ASSETS		Current year	Previous year
A)	DUE FROM SHAREHOLDERS FOR UNCALLED CAPITAL	0200		
I.	Start-up expenses	0210	0	0
II.	Intangible assets	0220	443	665
II.1.	Rights on leased assets	0221	443	665
II.2.	Other intangible assets	0222	0	0
III.	Tangible fixed assets	0230	9,700	8,069
IV.	Long-term financial investments	0240	3,232,891	2,139,095
V.	Own shares held for the long term	0250		1,592
VI.	Long-term trade receivables	0255		
B)	FIXED ASSETS (2)	0260	3,243,034	2,149,421
C)	DEFERRED CHARGES (3)	0280	6	18
I.	Due from shareholders for called capital	0290		
II.	Inventories	0300	602	760
III.	Accounts receivable	0310	47,043	69,090
IV.	Short-term financial investments	0320	2,090,680	1,317,135
V.	Own shares held for the short term	0330	40,796	0
VI.	Cash	0340	333	622
VII.	Accrual adjustments	0350		72
D)	CURRENT ASSETS	0360	2,179,454	1,387,679
	TOTAL ASSETS (A + B + C + D)	0370	5,422,494	3,537,118

	LIABILITIES		Current year	Previous year
I.	Subscribed capital	0500	140,265	140,265
II.	Reserves	0510	887,848	860,615
III.	Prior years' results	0520	0	0
IV.	Period results	0530	1,459,114	152,422
V.	Interim dividends paid in the year	0550	-47,690	-40,653
A)	SHAREHOLDERS' EQUITY	0560	2,439,537	1,112,649
B)	DEFERRED REVENUES (4)	0590		
C)	PROVISIONS FOR CONTINGENCIES AND EXPENSES	0600	5,999	8,187
I.	Issue of bonds and other marketable securities	0610	0	0
II.	Payable to credit institutions	0615	697,597	400,288
III.	Payable to group and associated companies	0620	0	0
IV.	Long-term trade payables	0625		
V.	Other long-term payables	0630	63,524	52,937
D)	LONG-TERM DEBT	0640	761,121	453,225
I.	Issue of bonds and other marketable securities	0650	0	0
II.	Payable to credit institutions	0655	309,639	514,748
III.	Payable to group and associated companies	0660	1,683,136	1,421,420
IV.	Trade payables	0665	20,086	6,672
V.	Other short-term payables	0670	202,419	19,621
VI.	Accrual adjustments	0680	88	1
E)	CURRENT LIABILITIES (5)	0690	2,215,368	1,962,462
F)	PROVISIONS FOR SHORT-TERM CONTINGENCIES AND EXPENSES	0695	469	595
	TOTAL LIABILITIES (A + B + C + D + E + F)	0700	5,422,494	3,537,118

V. PARENT COMPANY INCOME STATEMENT

(thousand euro)

			Current year		Previous year	
			Amount	%	Amount	%
+	Net revenues (6)	0800	66,719	100.00%	55,339	100.00%
+	Other revenues (7)	0810	28	0.04%	24	0.04%
+/-	Change in finished product and product-in-process inventories	0820		0.00%	0	0.00%
=	**TOTAL PRODUCTION VALUE**	0830	66,747	100.04%	55,363	100.04%
-	Net purchases	0840	-1,464	-2.19%	-1,551	-2.80%
+/-	Change in merchandise, raw material and other consumable inventories	0850	118	0.18%	100	0.18%
-	External and operating expenses (8)	0860	-45,046	-67.52%	-26,635	-48.13%
=	**ADJUSTED ADDED VALUE**	0870	20,355	30.51%	27,277	49.29%
+/-	Other expenses and revenues (9)	0880	0	0.00%	0	0.00%
-	Personnel expenses	0890	-29,489	-44.20%	-23,001	-41.56%
=	**GROSS OPERATING PROFIT**	0900	-9,134	-13.69%	4,276	7.73%
-	Depreciation and amortization	0910	-1,414	-2.12%	-1,364	-2.46%
-	Reversion Fund provision	0915	0	0.00%	0	0.00%
+/-	Change in working capital provisions (10)	0920	8,229	12.33%	-7,876	-14.23%
=	**NET OPERATING PROFIT**	0930	-2,319	-3.48%	-4,964	-8.97%
+	Financial revenues	0940	390,893	585.88%	201,400	363.94%
-	Financial expenses	0950	-75,636	-113.37%	-44,884	-81.11%
+	Capitalised interest and exchange differences	0960	0	0.00%	0	0.00%
+/-	Amortisation and financial provisions (11)	0970	0	0.00%	0	0.00%
=	**PROFIT ON ORDINARY ACTIVITIES**	1020	312,938	469.04%	151,552	273.86%
+/-	Results from intangible and tangible fixed assets and control portfolio (12)	1021	1,333,816	1999.15%	161	0.29%
+/-	Change in provisions for intangible and tangible fixed assets and control portfolio (13)	1023	-4,408	-6.61%	1,429	2.58%
+/-	Results from transactions with own shares and bonds (14)	1025	0	0.00%	95	0.17%
+/-	Prior years' results (15)	1026	0	0.00%	50	0.09%
+/-	Other extraordinary items (16)	1030	-58	-0.09%	13	0.02%
=	**PROFIT BEFORE TAXES**	1040	1,642,288	2461.50%	153,300	277.02%
+/-	Corporate income taxes	1042	-183,174	-274.55%	-878	-1.59%
=	**PERIOD PROFIT**	1044	1,459,114	2186.95%	152,422	275.43%

IV. CONSOLIDATED GROUP BALANCE SHEET (SPANISH GAAP)

(thousand euro)

	ASSETS		Current year	Previous year
A)	DUE FROM SHAREHOLDERS FOR UNCALLED CAPITAL	1200		
I.	Start-up expenses	1210		
II.	Intangible assets	1220		
II.1.	Rights on leased assets	1221		
II.2.	Other intangible assets	1222		
III.	Tangible fixed assets	1230		
IV.	Long-term financial investments	1240		
V.	Controlling company shares held for the long term	1250		
VI.	Long-term trade receivables	1255		
B)	FIXED ASSETS (2)	1260		
C)	GOODWILL IN CONSOLIDATION (3)	1270		
D)	DEFERRED CHARGES (4)	1280		
I.	Due from shareholders for called capital	1290		
II.	Inventories	1300		
III.	Accounts receivable	1310		
IV.	Short-term financial investments	1320		
V.	Controlling company shares held for the short term	1330		
VI.	Cash	1340		
VII.	Accrual adjustments	1350		
E)	CURRENT ASSETS	1360		
	TOTAL ASSETS (A + B + C + D + E)	1370		

	LIABILITIES		Current year	Previous year
I.	Subscribed capital	1500		
II.	Reserves at controlling company	1510		
III.	Reserves at consolidated companies (17)	1520		
IV.	Translation differences (18)	1530		
V.	Results attributed to controlling company	1540		
VI.	Interim dividends paid in the year	1550		
A)	SHAREHOLDERS' EQUITY	1560		
B)	MINORITY INTERESTS	1570		
C)	NEGATIVE DIFFERENCE IN CONSOLIDATION	1580		
D)	DEFERRED REVENUES (3)	1590		
E)	PROVISIONS FOR CONTINGENCIES AND EXPENSES	1600		
I.	Issue of bonds and other marketable securities	1610		
II.	Payable to credit institutions	1615		
III.	Long-term trade payables	1625		
IV.	Other long-term payables	1630		
F)	LONG-TERM DEBT	1640		
I.	Issue of bonds and other marketable securities	1650		
II.	Payable to credit institutions	1655		
III.	Trade payables	1665		
IV.	Other short-term payables	1670		
V.	Accrual adjustments	1680		
G)	CURRENT LIABILITIES (4)	1690		
H)	PROVISIONS FOR SHORT-TERM CONTINGENCIES AND EXPENSES	1695		
	TOTAL LIABILITIES (A + B + C + D + E + F + G + H)	1700		

V. CONSOLIDATED GROUP INCOME STATEMENT (SPANISH GAAP)

(thousand euro)

			Current year		Previous year	
			Amount	%	Amount	%
+	Net revenues (6)	1800				
+	Other revenues (7)	1810				
+/-	Change in finished product and product-in-process inventories	1820				
=	TOTAL PRODUCTION VALUE	1830				
-	Net purchases	1840				
+/-	Change in merchandise, raw material and other consumable inventories	1850				
-	External and operating expenses (8)	1860				
=	ADJUSTED ADDED VALUE	1870				
+/-	Other expenses and revenues (9)	1880				
-	Personnel expenses	1890				
=	GROSS OPERATING PROFIT	1900				
-	Depreciation and amortization	1910				
-	Reversion Fund provision	1915				
+/-	Change in working capital provisions (10)	1920				
=	NET OPERATING PROFIT	1930				
+	Financial revenues	1940				
-	Financial expenses	1950				
+	Capitalized interest and exchange differences	1960				
+/-	Amortization and financial provisions (11)	1970				
+/-	Translation differences (19)	1980				
+/-	Results at equity-accounted affiliates	1990				
-	Amortization of goodwill in consolidation	2000				
+	Reversal of negative differences in consolidation	2010				
=	PROFIT ON ORDINARY ACTIVITIES	2020				
+/-	Results from intangible and tangible fixed assets and control portfolio (12)	2021				
+/-	Change in provisions for intangible and tangible fixed assets and control portfolio (13)	2023				
+/-	Results from transactions with own shares and bonds (14)	2025				
+/-	Prior years' results (15)	2026				
+/-	Other extraordinary items (16)	2030				
=	PROFIT BEFORE TAXES	2040				
+/-	Corporate income tax	2042				
=	PERIOD PROFIT	2044				
+/-	Profit attributed to minority interests	2050				
=	PERIOD PROFIT ATTRIBUTED TO CONTROLLING COMPANY	2060				

IV. CONSOLIDATED BALANCE SHEET (UNDER THE ADOPTED IFRS)

			Current year	Previous year
I.	Property, plant & equipment	4000	753,558	727,928
II.	Investment properties	4010	0	0
III.	Goodwill	4020	9,275,036	1,984,318
IV.	Other intangible assets	4030	179,398	157,041
V.	Non-current financial assets	4040	1,930,636	1,465,131
VI.	Investments accounted for using the equity method	4050	82,021	182,671
VII.	Biological assets	4060	0	0
VIII.	Deferred tax assets	4070	1,156,008	530,354
IX.	Other non-current assets	4080	31,073,115	8,708,997
A)	NON-CURRENT ASSETS	4090	44,449,772	13,756,440
I.	Biological assets	4100	0	0
II.	Inventories	4110	383,373	1,843,302
III.	Trade and other receivables	4120	5,305,416	3,318,912
IV.	Other current financial assets	4140	0	0
V.	Current income tax assets	4150	148,137	232,220
VI.	Other current assets	4160	29,690	51,944
VII.	Cash & cash equivalents	4170	2,399,242	2,295,378
	Subtotal current assets	4180	8,265,858	7,741,756
VIII.	Non-current assets held for sale and discontinued operations	4190	2,264,346	0
B)	CURRENT ASSETS	4195	10,530,204	7,741,756
	TOTAL ASSETS (A + B)	4200	54,979,976	21,498,196

	LIABILITIES AND EQUITY		Current year	Previous year
I.	Capital	4210	140,265	140,265
II.	Other reserves (20)	4220	1,820,633	1,566,968
III.	Retained earnings (21)	4230	1,425,741	415,852
IV.	Other equity instruments	4235	0	0
V.	Minus: Treasury shares	4240	-2,692	-3,391
VI.	Foreign exchange gains	4250	124,955	-320
VII.	Other measurement adjustments	4260	42,977	-2,667
VIII.	Revaluation reserves for non-current assets held for sale and discontinued operations	4265	0	0
IX.	Minus: Interim dividends	4270	-47,690	-40,653
	EQUITY ATTRIBUTABLE TO EQUITY HOLDERS OF THE PARENT	4280	3,504,189	2,076,054
X.	Minority interest	4290	3,157,929	892,147
A)	EQUITY	4300	6,662,118	2,968,201
I.	Issue of bonds and other marketable securities	4310	12,569,294	5,124,424
II.	Payable to credit institutions	4320	20,138,321	4,290,640
III.	Other financial payables	4330	0	26,637
IV.	Deferred tax liabilities	4340	3,660,815	338,652
V.	Provisions	4350	963,112	518,358
VI.	Other non-current liabilities (22)	4360	824,502	952,041
B)	NON-CURRENT LIABILITIES	4370	38,156,044	11,250,752
I.	Issue of bonds and other marketable securities	4380	981,635	517,291
II.	Payable to credit institutions	4390	1,856,672	1,228,629
III.	Trade and other payables	4400	6,277,128	4,890,553
IV.	Other financial liabilities	4410	116	2,129
V.	Provisions	4420	424,790	332,310
VI.	Current income tax liabilities	4430	413,690	260,056
VII.	Other current liabilities	4440	22,296	48,275
	Subtotal current liabilities	4450	9,976,327	7,279,243
VIII.	Liabilities directly associated with non-current assets held for sale and discontinued operations	4465	185,487	0
C)	CURRENT LIABILITIES	4470	10,161,814	7,279,243
	TOTAL LIABILITIES AND EQUITY (A + B + C)	4480	54,979,976	21,498,196

V. CONSOLIDATED GROUP INCOME STATEMENT (UNDER THE ADOPTED IFRS)

(thousand euro)

			Current year		Previous year	
			Amount	%	Amount	%
+	Net revenue	4500	12,354,580	100.00%	8,320,593	100.00%
+	Other revenue	4510	16,224	0.13%	76,263	0.92%
+/-	Changes in inventories of finished goods and work in progress	4520	65,402	0.53%	142,660	1.71%
-	Cost of sales	4530	-5,194,080	-42.04%	-4,546,375	-54.64%
-	Staff costs	4540	-3,141,177	-25.43%	-1,873,968	-22.52%
-	Depreciation & amortisation	4550	-762,207	-6.17%	-330,658	-3.97%
-	Other expenses	4560	-1,879,609	-15.21%	-1,074,485	-12.91%
=	OPERATING PROFIT/LOSS	4570	1,459,133	11.81%	714,030	8.58%
+	Interest revenue	4580	266,919	2.16%	228,766	2.75%
-	Finance costs	4590	-1,509,426	-12.22%	-587,465	-7.06%
+/-	Net exchange differences	4600	-4,747	-0.04%	-3,229	-0.04%
+/-	Net gains/losses on financial instruments at fair value	4610	15,184	0.12%	8,911	0.11%
+/-	Net gains/losses on non-financial assets at fair value	4620	0	0.00%	0	0.00%
+/-	Net gains/losses on impairment/release of impairment of assets	4630	0	0.00%	-6,283	-0.08%
+/-	Share of results from associated companies and joint ventures accounted for by the equity method	4640	28,532	0.23%	11,615	0.14%
+/-	Net gains/losses on the disposal of non-current assets or measurement of non-current assets held for sale not included in discontinued operations	4650	0	0.00%	0	0.00%
+/-	Other net gains/losses	4660	422,248	3.42%	79,281	0.95%
=	PROFIT/LOSS BEFORE TAXES FOR CONTINUED OPERATIONS	4680	677,843	5.49%	445,626	5.36%
+/-	Income tax expense	4690	-171,282	-1.39%	-137,739	-1.66%
=	PROFIT/LOSS FOR CONTINUED OPERATIONS	4700	506,561	4.10%	307,887	3.70%
+/-	Net profit/loss after taxes for discontinued operations (23)	4710	873,356	7.07%	79,428	0.95%
=	PROFIT/LOSS FOR THE PERIOD	4720	1,379,917	11.17%	387,315	4.65%
+/-	Minority interest	4730	45,824	0.37%	28,537	0.34%
=	PROFIT/LOSS ATTRIBUTABLE TO EQUITY HOLDERS OF THE PARENT	4740	1,425,741	11.54%	415,852	5.00%

VI. CONSOLIDATED BALANCE SHEET COMPARING SPANISH GAAP AND THE ADOPTED IFRS

(thousand euro)

	ASSETS		Opening balance in 2005 (IFRS)	Closing balance in 2004 (Spanish GAAP)
I.	Start-up expenses	5000		
II.	Property, plant & equipment	5010		
III.	Investment properties	5020		
IV.	Goodwill	5030		
V.	Other intangible assets	5040		
VI.	Non-current financial assets	5050		
VII.	Shares in the parent held for the long term	5060		
VIII.	Other non-current assets	5070		
A)	LONG-TERM/NON-CURRENT ASSETS	5080		
B)	DEFERRED CHARGES	5090		
I.	Inventories	5100		
II.	Trade and other receivables	5110		
III.	Other current financial assets	5120		
IV.	Shares in the parent held for the short term	5130		
V.	Other current assets	5140		
VI.	Cash & cash equivalents	5150		
	Subtotal	5160		
VII.	Non-current assets available for sale and discontinued operations	5170		
C)	CURRENT ASSETS	5175		
	TOTAL ASSETS (A + B + C)	5180		

	LIABILITIES		Opening balance in 2005 (IFRS)	Closing balance in 2004 (Spanish GAAP)
I.	Capital	5190		
II.	Reserves	5200		
	Of which: Adjustment against reserves due to transition to IFRS (*)	5210		
III.	Other equity instruments	5215		
IV.	Minus: Treasury shares	5220		
V.	Other measurement adjustments	5230		
VI.	Profit/loss for the year	5240		
VII.	Minus: Interim dividends	5250		
A)	SHAREHOLDERS' EQUITY (SPANISH GAAP)/EQUITY ATTRIBUTED TO EQUITY HOLDERS OF THE PARENT (IFRS)	5260		
B)	MINORITY INTEREST	5270		
	TOTAL EQUITY UNDER IFRS (A + B)	5280		
C)	NEGATIVE CONSOLIDATION DIFFERENCE	5290		
D)	DEFERRED REVENUE	5300		
I.	Issue of bonds and other marketable securities	5310		
II.	Payable to credit institutions	5320		
IV.	Provisions	5330		
V.	Other non-current liabilities	5340		
E)	LONG-TERM/NON-CURRENT LIABILITIES	5350		
I.	Issue of bonds and other marketable securities	5360		
II.	Payable to credit institutions	5370		
III.	Trade and other payables	5380		
IV.	Provisions	5390		
V.	Other current liabilities	5400		
	Subtotal	5410		
VI.	Liabilities directly associated with non-current assets available for sale and discontinued operations	5420		
F)	SHORT-TERM/CURRENT LIABILITIES	5425		
	TOTAL LIABILITIES AND EQUITY (A + B + C + D + E + F)	5430		

(*) Information line only. Figures should not be counted in the calculation of "Equity under IFRS".

VII. BREAKDOWN OF NET REVENUE BY ACTIVITY

(thousand euro)

ACTIVITY		PARENT COMPANY Current year	PARENT COMPANY Previous year	CONSOLIDATED Current year	CONSOLIDATED Previous year
Construction	2100	169	118	5,146,420	4,387,330
Infrastructure	2105			2,927,198	760,276
Real Estate	2110			3,006	1,285
Services	2115			4,300,024	3,200,104
Other	2120	66,550	55,221	-22,068	-28,402
	2125				
	2130				
	2135				
	2140				
Completed construction pending certification (*)	2145			0	
Total net revenue	2150	66,719	55,339	12,354,580	8,320,593
Spanish market	2160	66,719	55,339	5,064,014	4,461,427
Exports to: European Union	2170			5,734,351	2,970,105
OECD countries	2173			1,095,547	498,081
Other countries	2175			460,668	390,980

(*) To be completed only by construction companies

VIII. AVERAGE NUMBER OF EMPLOYEES IN THE PERIOD

ACTIVITY		PARENT COMPANY Current year	PARENT COMPANY Previous year	CONSOLIDATED Current year	CONSOLIDATED Previous year
Total employees	3000	246	220	88,902	57,247

IX. BUSINESS PERFORMANCE

(In addition to complying with the instructions to complete this half-yearly information, the information to be included in this section must state the following items: revenue and the costs associated with that revenue; composition and analysis of the main transactions that generated any extraordinary items; comments on significant investments and divestments, explaining their effect on the company's working capital, especially cash flow; and sufficient explanation of the nature and effect of any items that led to a significant change in company revenue or profit in the current period with respect to those reported in the previous period. Companies that file the group's consolidated balance sheets and income statements under the adopted IFRS must provide detailed information on transactions that have had a significant impact on the financial position, earnings or equity of the company or its group as a result of impairment of assets or release of impairment, measurement of assets and liabilities at fair value, including derivatives and hedges, exchange differences, provisions, business combinations, "discontinued" operations or other transactions with a significant effect, and provide a description of material changes in "non-current assets held for sale and discontinued operations" and related liabilities, significant changes in the risk assumed and operations undertaken to mitigate it, and subsequent events which, though significant, have not been reflected in the financial information presented. Companies must clearly distinguish between comments on consolidated financial statements and, where appropriate, on parent company financial statements).

PDF attached.

The detail of the completed work pending certification requested in section VII on Breakdown of net revenue by activity is as follows.

CONSOLIDATED (thousand euro)

	Previous year	Current year
Completed work pending certification	389,559	304,830

X.1. ISSUES, REDEMPTIONS OR CANCELLATIONS OF DEBT SECURITIES

(In this section, report itemised details of each issue, redemption or cancellation of debt securities undertaken since the beginning of the year by the reporting entity or, as appropriate, by any entity forming part of the consolidation scope, providing the information in the tables below for each issue, redemption or cancellation. That information must be provided separately, distinguishing between issues, redemptions and cancellations which, in connection with the issuance or placement of the securities, required the registration of a prospectus with a Competent Authority (24) of a European Union Member State and those which did not. In the case of issues, redemptions and cancellations by associated companies or any company other than the parent company, dependent companies or multigroup companies, only include such information insofar as the issue or cancellation is guaranteed, fully or partly, by the parent company or by any dependent or multigroup company. Issues or placements of securities in the money market (25) may be aggregated (26) by transaction type (27), as may issues by the same entity within the same country, provided that they have similar characteristics. If an issue, redemption or cancellation is instrumented through a "special purpose vehicle" (28), this fact must be expressly disclosed.)

Issuance, redemption or cancellation of debt securities whose issuance or placement required the registration of a prospectus with a Competent Authority (24) of the European Union

			Characteristics of the issue, redemption or cancellation of the debt securities								
Issuer	Relationship (29)	Country of domicile	Transaction (27)	ISIN (30)	Type of security	Date of issuance, redemp. or canc.	Outstanding balance	Yield	Maturity and form of repayment	Market(s) where listed	Credit rating	Collateral (31)

Issuance, redemption or cancellation of debt securities whose issuance or placement did not require the registration of a prospectus with a Competent Authority (24) of the European Union

			Characteristics of the issue, redemption or cancellation of the debt securities									
Issuer	Relationship (29)	Country of domicile	Transaction (27)	ISIN (30)	Type of security	Date of issuance, redemp. or canc.	Outstanding balance	Yield	Maturity and form of repayment	Market(s) where listed	Credit rating	Collateral (31)
407 International Inc.	Dependent	CANADA	Issues	35085ZAL0	Senior bond, Series 06-A1, floating rate	09/02/06	65,053	4.45	11/02/08	Canadian	A	Secured by all the assets of 407 International Inc. and subsidiaries
407 International Inc.	Dependent	CANADA	Issues	35085ZAM8	Subordinated bond, Series 06-D1, fixed rate	14/02/06	312,256	5.75	14/02/36	Canadian	BBB	Secured by all the assets of 407 International Inc. and subsidiaries
407 International Inc.	Dependent	CANADA	Issues	35085ZAN65	Senior bond, Series 06-A2, floating rate	22/11/06	97,580	4.38	23/11/07	Canadian	A	Secured by all the assets of 407 International Inc. and subsidiaries
407 International Inc.	Dependent	CANADA	Cancellations	35085ZAA4	Subordinated bond, Series 03-D1, fixed rate	21/02/06	0					
407 International Inc.	Dependent	CANADA	Cancellations	35085ZAN65	Senior bond, Series 04-A1, floating rate	22/11/06	0					
Autopista del Bosque	Dependent	CHILE	Issues	n/a	Bond	17/11/06	39,497	3.40	15/09/24	Chile	AAA	Concession, monetary and industrial pledge
Autopista Talca Chillán	Dependent	CHILE	Issues	n/a	Bond	27/10/06	29,354	3.50	15/12/21	Chile	AAA	Concession, monetary and industrial pledge
Autopista del Maipo	Dependent	CHILE	Issues	n/a	Bond	21/12/06	156,608	3.20	15/12/30	Chile	AAA	Concession, monetary and industrial pledge
Tube Lines Plc	Dependent	UNITED KINGDOM	Issues	n/a	A1 Notes	31/03/08	51,439	5.54	30/09/08	Irish Stock Exchange	AA	
Tube Lines Plc	Dependent	UNITED KINGDOM	Issues	n/a	A1 Notes	30/06/08	53,098	5.54	30/09/08	Irish Stock Exchange	AA	
Tube Lines Plc	Dependent	UNITED KINGDOM	Reimbursements	n/a	C Notes	31/03/06	-2,741	8.68	30/09/06	Irish Stock Exchange	BBB	
Tube Lines Plc	Dependent	UNITED KINGDOM	Reimbursements	n/a	C Notes	30/09/06	-2,914	8.68	30/09/06	Irish Stock Exchange	BBB	
Tube Lines Plc	Dependent	UNITED KINGDOM	Issues	n/a	A1 Notes	30/09/08	50,064	8.54	30/09/08	Irish Stock Exchange	AA	

X.2. ISSUES BY THIRD PARTIES COLLATERALISED BY THE GROUP

(In this section, report itemised details of each issue, redemption or cancellation of debt securities collateralised since the beginning of the year by the reporting entity or, as appropriate, by any entity forming part of the consolidation scope, other than issues or placements disclosed in section X.1 above, providing the information in the table below for each issue or placement. If the collateral was provided by an associated company or any consolidated company other than the parent company, dependent companies or multigroup companies, only include such information if the guarantee might have a material (32) impact on the consolidated financial statements. Issues or placements of securities in the money market (25) may be aggregated (26) by transaction type (27), as may issues by the same entity Within the same country, provided that they have similar characteristics. If an issue, redemption or cancellation is instrumented through a "special purpose vehicle" (28), this fact must be expressly disclosed.)

			Characteristics of the issue, redemption or cancellation of the debt securities									
Issuer	Relationship (29)	Country of domicile	Transaction (27)	ISIN (30)	Type of security	Date of issuance, redemp. or canc.	Outstanding balance	Yield	Maturity and form of repayment	Market(s) where listed	Credit rating	Collateral (31)

XI. DIVIDENDS DISTRIBUTED IN THE PERIOD:

(Include the dividends distributed from the start of the business year.)

		% of par value	Euro per share	Amount (thousand euro)
1. Ordinary shares	**3100**	95.0	0.95	133,200
2. Preference shares	**3110**			
3. Redeemable shares	**3115**			
4. Non-voting shares	**3120**			

Additional information about distributed dividends (interim, supplementary, etc.)
See Annex on following page (G-11b)

XII. SIGNIFICANT EVENTS (*)

				YES	NO
1.	Acquisitions or transfer of holdings in listed companies subject to mandatory disclosure in accordance with art. 53 of the Spanish Securities Market Law (5% and multiples)		**3200**	X	
2.	Acquisition of treasury stock subject to mandatory disclosure in accordance with additional provision 1 of the Spanish Corporations Law (1%)		**3210**		X
3.	Other significant increases and decreases in fixed assets (holdings of over 10% in unlisted companies, significant material investments or divestments, etc.)		**3220**	X	
4.	Increase and decrease in share capital or securities value		**3230**		X
5.	Issuance, redemption or cancellation of debt securities		**3240**		X
6.	Change in Directors or Board of Directors		**3250**	X	
7.	Amendments to the Company Bylaws		**3260**	X	
8.	Change of corporate form, mergers or demergers		**3270**		X
9.	Changes in the sector's institutional regularization with a significant effect on the economic or financial situation of the Company or Group		**3280**		X
10.	Lawsuits, litigation or disputes that may have a significant effect on the net worth position of the Company or Group		**3290**		X
11.	Bankruptcy, protection from creditors, etc.		**3310**		X
12.	Special agreements on total or partial limitation, assignment or waiver of voting and dividend rights of the Company shares		**3320**		X
13.	Strategic agreements with domestic or foreign groups (exchanges of cross-holdings, etc.)		**3330**		X
14.	Other significant events		**3340**	X	

Mark the corresponding box with an X; if affirmative, include annex detailing the date of the notification to the CNMV and the SRVB.

Additional information about distributed dividends (interim, supplementary, etc.)

On 31 March 2006, the Shareholders' Meeting of Grupo Ferrovial, S.A. declared a supplementary dividend of 61 euro cent per share out of 2005 income.

The dividend was paid on 12 May 2005, for an amount of 85,510,539.32 euro, excluding treasury stock at the time of payment.

Also, on 27 October 2006, the Board of Directors of Grupo Ferrovial, S.A. declared an interim dividend of 34 euro cent per share out of 2006 income.

This dividend, which amounted to 47,690,012.65 euro, excluding own shares at the time of payment, was paid on 15 November 2006.

XIII. ANNEX EXPLAINING SIGNIFICANT EVENTS

Remuneration plan for employees and executives

1. The Board of Directors approved the implementation of a remuneration plan for employees and executives of the companies in the group of which Grupo Ferrovial, S.A. is the parent company (with the exception of Cintra Infraestructuras de Transporte, S.A. and its subsidiaries) who have the category of executive or head of department or equivalent, comprising the payment of part of the 2005 remuneration in the form of shares of Grupo Ferrovial, S.A., with a maximum of 12,000 euro per person. This Plan was implemented in practically identical terms to the 2004 remuneration, as disclosed to the CNMV.

Agreement to acquire Owen Williams

2. Amey UK plc, a UK subsidiary of Ferrovial Servicios, S.A. which, in turn, is fully owned by Grupo Ferrovial, S.A., reached an agreement to acquire Owen Williams, a UK civil engineering company which provides design, project and asset management consultancy to the highway and railway sectors.

Annual corporate governance report

3. On 22 February, the Board of Directors approved the company's 2006 annual corporate governance report.

Shareholders' Meeting

4. On 31 March, the Shareholders' Meeting approved, among others, the following resolutions:

- Approval of the financial statements and management report of Grupo Ferrovial, S.A. and its consolidated group for 2005.

- Application of 2005 income, including the distribution of a dividend of 90 euro cent per share, which, net of the interim dividend already paid, entails the payment of 61 euro cent per share, payable from 12 May 2006.

- Approval of the conduct of business by the Board of Directors in 2005.

- Reappointment of directors Rafael del Pino y Calvo-Sotelo, CASA GRANDE DE CARTAGENA, S.L., PORTMAN BAELA, S.L., José María Pérez Tremps, Juan Arena de la Mora and Santiago Eguidazu Mayor.

- Reappointment of PricewaterhouseCoopers Auditores, S.L. as auditors of the company and its consolidated group for 2006.

- Amendment of articles 12, 14 and 15 of the Company Bylaws in connection with convening and holding the Shareholders' Meeting and of article 26 of the Company Bylaws in connection with meetings of the Board of Directors.

- Amendment of articles 6, 7, 8, 10, 12, 13, 17 and 18 of the Shareholders' Meeting Regulation in connection with convening and holding the Shareholders' Meeting.

- Approval of a system of remuneration for members of the Board of Directors with executive functions and for senior executives, consisting of the payment of part of the variable remuneration in the form of shares of the Company, capped at 12,000 euro per person.

- Empowerment of the Board of Directors, for a period of five years, to increase capital by at most 70 million euro, and, as appropriate, to exclude preferential subscription rights in accordance with the Spanish Corporations Law.

Re-election to Board and Executive Committee positions

5. On 31 March, the Board of Directors reappointed Rafael del Pino y Calvo-Sotelo, Chairman of the Board of Directors, as Chief Executive Officer, and Rafael del Pino y Calvo-Sotelo and José María Pérez Tremps were reappointed as members of the Executive Committee.

Stock Option Plan for Executive Directors and Senior Executives

6. On 31 March, the Shareholders' Meeting approved a stock options plan applicable to Board members of Grupo Ferrovial, S.A. with executive functions and to senior managers who report directly to the Board or to its delegate bodies.

Acquisition or transfer of shares in listed companies whose disclosure is obligatory under article 53 of the Securities Market Law (5% and multiples thereof)

7. The Company disclosed that its indirect holding in Europistas Concesionaria Española, S.A. had fallen below the threshold above which disclosure is obligatory under article 53 of the Securities Market Law.

Tender offer for the shares of BAA plc ("BAA")

8. On 8 February, in compliance with UK law, Grupo Ferrovial, S.A. announced through the London Stock Exchange's Regulatory Information Service (hereinafter "RIS") that it was considering a bid for 100% of the capital issued and to be issued of BAA plc, the world's largest airport operator.

9. On 17 March, Grupo Ferrovial, S.A., on behalf of the consortium formed by it with Caisse de dépôt et placement du Québec and an investment company managed by GIC Special Investments Pte Ltd (the "Consortium"), made an announcement via the RIS regarding the terms of a possible cash bid for BAA plc.

10. On 22 March, the London Stock Exchange Takeover Panel (the "Panel") issued a communiqué regarding the possibility of the Consortium making a bid for 100% of BAA. In that announcement, the Panel ordered the consortium to "put up or shut up" by 12:00h on 24 April 2006.

11. The Consortium appointed Macquarie Bank Limited as its financial co-adviser for that operation, in conjunction with, Citigroup Global Markets Limited, which had been its sole advisor up to that point. Ferrovial Infraestructuras reached an agreement with Macquarie Airports under which the two parties granted each other call and put options (conditional on the Consortium acquiring a controlling stake in BAA) on the holdings of Ferrovial Aeropuertos, S.A. (100% subsidiary of Ferrovial Infraestructuras) in the capital of the companies owning the rights to Sydney and Bristol airports.

12. On 7 April, the Consortium announced via the RIS that it was making a binding unilateral offer for all the shares of BAA (the consideration being 810 pence per share of BAA) and all the bonds convertible into shares of BAA.

13. On 23 May, Airport Development and Investment Limited ("ADIL"), a company created by the Consortium members, announced via the RIS that it had received unconditional authorisation from the European Commission for its bid for BAA.

14. On 30 May, ADIL announced via the RIS that it had revised and increased its unilateral binding offers to 900 pence per share of BAA. It was also announced that BAA shareholders would not receive the final dividend of 15.25 pence per share which BAA had declared on 16 May (the "Dividend").

15. On 6 June:

(a) Grupo Ferrovial confirmed that the Boards of Directors of ADIL and BAA had reached an agreement on the terms of a new revision and increase in the binding offers made by ADIL and that such revised offers were now

unanimously recommended by the Board of Directors of ADIL. Those Final Recommended Offers consisted of a consideration of 950.25 pence per share of BAA (including the Dividend) and an alternative to the all-cash consideration consisting of shares of a newly-created company, Altitude Assets plc, which would be listed on the AIM market of the London Stock Exchange.

(b) ADIL confirmed that it had acquired 150 million shares of BAA representing approximately 13.9% of BAA's issued capital, at a price of 950.25 pence per share (15.25 pence of which related to the Dividend);

(c) Through the RIS, ADIL released the communiqué from the Panel that, at the request of BAA's Board of Directors, the deadline for offers to be declared unconditional as a result of acceptances had been postponed to 26 June 2006;

16. On 8 June, ADIL confirmed that it had acquired 140 million shares of BAA, representing approximately 12.9% of BAA's issued capital, so that the aggregated holding of ADIL and parties acting in concert with ADIL represented approximately 28.7% of BAA's issued capital.

17. On 26 June, ADIL announced through the RIS that all the conditions of the Final Recommended Offers had been fulfilled or waived and, therefore, that the Offers had become unconditional or had been declared unconditional to all intents and purposes, except the offers of the option in stock of Altitude Assets plc.

18. On 4 July, ADIL announced through the RIS that the option of stock in Altitude Assets plc had been withdrawn and that, at 3 July, it had received valid acceptances in respect of shares of BAA representing approximately 87.5% of BAA's issued capital, 98.99% of the 2008 Convertible Bonds and 96.31% of the 2009 Convertible Bonds.

19. On 10 July, ADIL notified, via the RIS, that it and BAA intended to commence the proceedings required to delist BAA's shares and convertible bonds.

20. On 24 July, ADIL announced that it had received acceptances for BAA shares representing approximately 93.28% of BAA's issued capital and, therefore, it informed the holders of BAA shares who had not accepted the Offer that such shares would be forcibly sold to ADIL on or around 5 September 2005.

21. On 27 July, Ferrovial Infraestructuras, S.A. and Macquarie Airports agreed to amend the terms of the call and put options, granted in March 2006, on the holding of Ferrovial Aeropuertos, S.A. in the capital of the companies holding the rights to Sydney and Bristol airports (the "Call and Put Options"). The new agreement amended the price and the period for exercising the call and put options on Ferrovial Aeropuertos, S.A.'s holding in Bristol airport.

22. On 4 October, Ferrovial Infraestructuras and Macquarie Airports agreed to amend the terms of the Call and Put Options signed in March 2006 and subsequently amended in July 2006. The new agreement extended the period for exercising the call and put options on Ferrovial Aeropuertos, S.A.'s holding in Sydney airport and established a new exercise period for the call and put options on Ferrovial Aeropuertos, S.A.'s holding in Bristol airport.

22. On 30 November, Ferrovial Aeropuertos, MEIF and Macquarie Airports agreed to amend the terms of the Call and Put Options signed in March 2006 and subsequently amended in July 2006 and October 2006. The new agreement (i) amended the period for exercising the call and put options on Ferrovial Aeropuertos, S.A.'s holding in Sydney airport; (ii) amended the sale price of Ferrovial Aeropuertos, S.A.'s stake in Sydney airport; and (iii) established a new exercise period for the call and put options on Ferrovial Aeropuertos, S.A.'s holding in Bristol airport.

24. On 30 November 2006, MEIF exercised the call option on Ferrovial Aeropuertos, S.A.'s stake in Bristol Airport and, on 1 December 2006, Grupo Ferrovial disclosed approximately 145 million euro in net capital gains on the transaction.

Remuneration plan for BAA executives

25. On 23 November 2006, the Board of Directors approved two remuneration plans for BAA executives that

do not report to the Board of Directors of Grupo Ferrovial, S.A. or its delegated bodies, consisting of (1) a Stock Option Plan on shares of Grupo Ferrovial, S.A.; and (2) a Deferred Annual Bonus consisting of the voluntary investment by the executive of a percentage of his/her variable remuneration in shares of Grupo Ferrovial, S.A.; the shares will be delivered to the executive three years later with a number of additional shares which will depend on the attainment of targets.

Changes in the Board Committees of Grupo Ferrovial

26. On 5 July 2006, the Board of Directors of Grupo Ferrovial S.A. resolved, at the proposal of the Nomination and Remuneration Committee, to partly modify the composition of its committees. The changes included the replacement of the Chairman of the Audit and Control Committee, who has reached the end of his four-year term, and (i) appointment of Santiago Eguidazu Mayor, Independent Director, as a member of the Executive Committee; (ii) PORTMAN BAELA, S.L., Proprietary Director, became a member of the Audit and Control Committee, in place of Santiago Bergareche Busquet; and (iii) Gabriele Burgio, Independent Director, was appointed as a member of the Appointments and Remuneration Committee in place of Santiago Eguidazu Mayor.

Changes in the composition of the Board of Directors and the Committees of the Board of Directors of Grupo Ferrovial

27. On 29 September 2006, the Board of Directors accepted the resignation of the director CASA GRANDE DE CARTAGENA S.L. and appointed as director, by co-optation, María del Pino y Calvo-Sotelo, who is classified as a Proprietary Director, to fill the vacancy left by CASA GRANDE DE CARTAGENA S.L. Also, María del Pino y Calvo Sotelo was appointed as a member of the Executive Committee in place of Fernando del Pino y Calvo Sotelo. Finally, Juan Arena de la Mora was appointed to the Audit and Control Committee in place of CASA GRANDE DE CARTAGENA S.L.

Interim dividend

28. On 27 October 2006, the Board of Directors declared an interim dividend of 34 euro cent gross per share out of 2006 income.

Sale of Ferrovial Inmobiliaria

29. On 7 November 2006, Grupo Ferrovial, S.A. confirmed that it had received a number of offers to buy its Real Estate division.

30. On 28 December, Grupo Ferrovial reached an agreement with Promociones Habitat, S.A. ("Habitat") under which Grupo Ferrovial sold 100% of the shares of its subsidiary Ferrovial Inmobiliaria, S.A. for 1.6 billion euro, of which 160 million euro would be distributed beforehand by that company as a dividend and the other 1.44 billion euro will be paid as the price of the shares. The transaction, which did not include the Ferrovial Group's real estate assets in Poland, was conditional upon authorisation by the Spain competition authorities.

31. On 20 February 2007, the sale of Ferrovial Inmobiliaria, S.A. was completed in the agreed terms after the authorisation had been obtained from the Spanish competition authorities. Grupo Ferrovial has undertaken to hold, through a subsidiary, a 20% stake in Habitat for an investment of 125 million euro in a future capital increase; a number of put and call options have been arranged on that stake.

This information was disclosed on 27 January; 7, 8 and 27 February; 17, 22, 29 and 31 March; 7 and 20 April; 19, 23 and 30 May; 6, 8 and 26 June; 4, 5, 10, 24 and 27 July; 29 September; 4 and 27 October; 3, 7 and 30 November; 1 and 28 December; and 20 February 2007.

XIV. RELATED-PARTY TRANSACTIONS (34)

The information included in this section must be in accordance with Order EHA/3050/2004, dated 15 September, on information about related-party transactions (35) that must be supplied by companies that issue securities listed on official secondary markets, based on the instructions for completing this half-year report.

1. TRANSACTIONS WITH THE COMPANY'S SIGNIFICANT SHAREHOLDERS (36)

Code (37)	Description of transaction (37)	Aggregate/ Itemised (38)	Current/ Previous (39)	Amount (thousand euro)	Profit/Loss (40) (thousand euro)	Short term/ Long term (41)	Related party (42)
009	Services provided	Itemised information	Current	2.699	145	Short	Controlling family group (Polan)
009	Services provided	Itemised information	Current	342	91	Short	Controlling family group (Polan)
009	Services provided	Itemised information	Current	181	15	Short	Controlling family group (Fundación Rafael del Pino)
009	Services provided	Itemised information	Previous	373	13	Short	Controlling family group (Rafael del Pino y Moreno)
009	Services provided	Itemised information	Previous	128	125	Short	Controlling family group (Polan)
010	Services received	Itemised information	Current	-176	0	Short	Controlling family group (Polan)
010	Services received	Itemised information	Current	-19	0	Short	Sky Service
009	Services provided	Itemised information	Current	43	1	Short	Controlling family group
009	Services provided	Itemised information	Current	480	67	Short	Casa Grande de Cartagena S.L. and Controlling family group

Other factors (43)

Details of the transactions made in 2006 with significant shareholders, with members of the "controlling family group" (except those members who are also Company Directors, whose information is stated in the following section) and with entities that have ownership links with the persons who belong to that "controlling family group".

According to the notification to the CNMV and to the Company itself on 24 November 2006, the "concerted family group" formed by Rafael del Pino y Moreno and his children, María, Rafael, Joaquín, Leopoldo and Fernando del Pino y Calvo-Sotelo, indirectly controlled, through Portman Baela, S.L., 58.315% of the capital stock of Grupo Ferrovial, S.A.

In related-party transactions that refer to receiving services, no profit/loss is recognised since it belongs to the company or person that provides the service.

All the transactions were made on an arm's-length basis in the ordinary course of the company's and group's business.

2. TRANSACTIONS WITH DIRECTORS AND EXECUTIVES OF THE COMPANY (36)

Code (37)	Description of transaction (37)	Aggregate/ Individual (38)	Current/ Previous (39)	Amount (thousand euro)	Profit/ Loss (40) (thousand euro)	Short term/ Long term (41)	Related party (42)
001	Acquisition of goods (finished or otherwise)	Itemised information	Current	-5,186	0	Short	Lafarge Asland
002	Sale of goods (finished or otherwise)	Itemised information	Current	397	103	Short	Alvaro Echániz
002	Sale of goods (finished or otherwise)	Itemised information	Current	259	67	Short	Cabolivo (Nicolás Villén)
009	Services provided	Itemised information	Current	2	0	Short	Asea Brown Boveri
009	Services provided	Itemised information	Current	520	18	Short	Rafael del Pino y Calvo Sotelo (Criu, S.L.)
009	Services provided	Itemised information	Current	66	2	Short	Genetrix, Juan Béjar and Joaquín Ayuso)
009	Services provided	Itemised information	Current	17	1	Short	Los Estanquillos
009	Services provided	Itemised information	Current	19	5	Short	Rafael del Pino y Calvo Sotelo (Criu, S.L.)
009	Services provided	Itemised information	Current	18	1	Short	Rafael del Pino y Calvo-Sotelo
009	Services provided	Itemised information	Current	1,196	1,196	Short	Banesto
009	Services provided	Itemised information	Current	6,611	1,438	Short	Ericsson
009	Services provided	Itemised information	Current	10	10	Short	Bankinter
009	Services provided	Itemised information	Current	6	6	Short	NH Hoteles
010	Services received	Itemised information	Current	-3,880	0	Short	Banesto
010	Services received	Itemised information	Current	-1,729	0	Short	Aviva
010	Services received	Itemised information	Current	-173	0	Short	Bankinter
010	Services received	Itemised information	Current	-6	0	Short	TPI
010	Services received	Itemised information	Current	-111	0	Short	Sotogrande, S.A. and NH Hoteles
016	Finance agreements: loans	Itemised information	Current	-200,600	0	Short	Banesto
016	Finance agreements: loans	Itemised information	Current	-38,600	0	Short	Bankinter
018	Finance agreements: other (specify)	Itemised information	Current	-47,800	0	Short	Banesto
018	Finance agreements: other (specify)	Itemised information	Current	-62,100	0	Short	Bankinter
019	Interest paid	Itemised information	Current	4,398	4,398	Short	Banesto
019	Interest paid	Itemised information	Current	1,730	1,730	Short	Bankinter
020	Interest charged	Itemised information	Current	-9,144	0	Short	Banesto
020	Interest charged	Itemised information	Current	-1,490	0	Short	Bankinter
024	Guarantees and bonds	Itemised information	Current	-323,900	0	Short	Banesto
024	Guarantees and bonds	Itemised information	Current	-40,200	0	Short	Bankinter
026	Compensation	Aggregated information	Current	13,902	0	Short	
026	Compensation	Aggregated information	Previous	0	0	Short	
028	Pension plan contributions and life insurance	Aggregated information	Current	17	0	Short	
029	Benefits to be offset with own financial instruments (stock option plans, convertible bonds, etc.)	Aggregated information	Current	16,709	0	Short	

Other factors (43)

The transactions that were made in 2006 with Directors and Senior Management of the Company are listed in the table. Also disclosed are the transactions completed with Banesto, NH Hoteles, Bankinter, Ericsson, TPI, Lafarge Asland, Asea Brown Boveri and Aviva, in accordance with section 2 of Order EHA/3050/2004, since certain directors are, or were at some point in 2006, members of the Board of Directors of the following companies:

In related-party transactions that refer to receiving services, no profit/loss is recognised since it belongs to the company or person that provides the service.

In paid commissions and interest, the full amount of the transaction is considered to be a profit since there are no directly-assigned costs.

All the transactions were made on an arm's-length basis in the ordinary course of the company's and group's business.

The remuneration amounts include aggregate data for the Board of Directors and senior management. For more detailed information, the financial statements and corporate governance report for 2006 provide itemised information about the bylaw-mandated remuneration for the Board of Directors and information about remuneration for executive directors and senior management, aggregated and itemised in both cases.

In the period, 1.618 million euro were contributed to the group savings insurance, of which the company is the policyholder and beneficiary, that was arranged to cover deferred remuneration recognised for seven senior executives, comprising extraordinary remuneration that will only be paid when certain circumstances arise, the details of which were already disclosed in the corporate governance report and financial statements for 2006.

3. TRANSACTIONS BETWEEN PERSONS AND COMPANIES BELONGING TO THE GROUP (36)

Code (37)	Description of transaction (37)	Aggregate/ Individual (38)	Current/ Previous (39)	Amount (thousand euro)	Profit/ Loss (40) (thousand euro)	Short term/ Long term (41)	Related party (42)
009	Services provided	Aggregated information	Current	490,036	32,568	Short	Certification Infrastructure Construction

Other factors (43)

Below are detailed the significant transactions between the companies that belong to Grupo Ferrovial as part of the company's normal operations with regard to their purpose and conditions and have not been eliminated in consolidation.

The balances and transactions relating to construction work performed by the construction division for the infrastructure concession companies are not eliminated upon consolidation because those transactions are understood to be construction contracts performed for third parties since the final owner of the work performed, from both an economic and legal standpoint, is the granting administration.

In 2006, Grupo Ferrovial's construction division billed those companies for work performed, and for advances related to that work, a total of 383.911 million euro (520.395 million euro in 2005) and recognised 490.036 million euro as revenue for that work (470.398 million euro in 2005).

In 2006, the profit on those transactions that was not eliminated upon consolidation, which is attributable to Grupo Ferrovial's stake in the concession companies that received the services, amounted to 32.568 million euro, net of taxes and minority interests. In 2005, the amount was 14.947 million euro.

4. TRANSACTIONS WITH OTHER RELATED PARTIES (36)

Code (37)	Description of transaction (37)	Aggregate/ Individual (38)	Current/ Previous (39)	Amount (thousand euro)	Profit/ Loss (40) (thousand euro)	Short term/ Long term (41)	Related party (42)

Other factors (43)

XV. SPECIAL AUDITORS' REPORT

(This section must only be completed in the information relating to the first half of the year following the latest closed audited year and shall be applicable to issuers which, in accordance with section 13 of the Ministerial Order dated 18 January 1991, are required to present a special auditors' report, when the audit report on the financial statements of the year immediately before had denied an opinion or contained an adverse or qualified opinion. It should mention that the special auditors' report is attached as an annex to the half-year information and reproduces the information or statements made by the company directors about the updated situation of the qualifications included by the auditor in his report on the financial statements of the previous year and which, in accordance with the applicable technical audit standards, was used as the basis for preparing the aforementioned special report).

END